Exhibit 99.1

(formerly, Bauer Performance Sports Ltd.)

Annual Information Form

For the Fiscal Year

Ended May 31, 2014

Dated August 27, 2014

TABLE OF CONTENTS

EXPLANATORY NOTES	1
Forward-Looking Statements	1
Market and Industry Data	2
Trademarks, Business Names and Service Marks	3

CORPORATE STRUCTURE	4
Incorporation and Office	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
History	5
The Easton Baseball/Softball Acquisition	5
The Combat Acquisition	6
The Inaria Acquisition	6
The Cascade Acquisition	6

INDUSTRY OVERVIEW	8
Sporting Goods Industries	8
Ice Hockey	10
Roller Hockey	11
Street Hockey	11
Baseball and Softball	12
Lacrosse	13
Team and Other Apparel	14

BUSINESS OF THE COMPANY	15
Our Company	15
Our Core Strengths	17
Growth Strategies	21
Products	26
Customers	33
Research and Development	34
Global Manufacturing, Sourcing and Distribution	35
Facilities	37
Environment	37
Intellectual Property	37
Information Technology	39
Employees and Culture	39
Seasonality	39

DESCRIPTION OF CAPITAL STRUCTURE	41
General	41
Equity Shares	41
Conversion Rights	41
Liquidation Entitlement	41
Dividend Rights	41
Voting Rights	41
Variation of Rights	42
Subdivision or Consolidation	42
Sale of All or Substantially All of the Company’s Assets	42
Take-Over Bid Protection	42

DIVIDEND POLICY	43

RATINGS	43
Standard & Poor’s Ratings	43
Moody’s Ratings	43

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MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME	44

DIRECTORS AND OFFICERS	45
Directors	45
Directors and Executive Officers	45
Biographies	46
Cease Trade Orders or Bankruptcies	49
Penalties or Sanctions	50
Conflicts of Interest	50

AUDIT COMMITTEE INFORMATION	50
Charter of the Audit Committee	50
Composition of the Audit Committee	50
Relevant Education and Experience of the Audit Committee Members	50
External Auditor Service Fee	51

RISK FACTORS	52
Risks Related to Our Business	52
Risks Related to Macroeconomic Environment	72

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	75

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	75

AUDITORS, TRANSFER AGENT AND REGISTRAR	75

MATERIAL CONTRACTS	75
The Credit Facility	75
The Vapor License Agreement	78
Nomination Rights Agreement	79
Registration Rights Agreement	79

INTERESTS OF EXPERTS	80

ADDITIONAL INFORMATION	80

APPENDIX A GLOSSARY OF TERMS	A-1

APPENDIX B CHARTER OF THE AUDIT COMMITTEE	B-1

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EXPLANATORY NOTES

The information in this annual information form (the “Annual Information Form”) is stated as at August 27, 2014, unless otherwise indicated.

Unless otherwise noted or the context otherwise indicates, “Performance Sports Group”, “PSG”, the “Company”, “we”, “us” and “our” refer to Performance Sports Group Ltd. and its direct and indirect subsidiary entities and predecessors.

For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the “Glossary of Terms” at Appendix “A” of this Annual Information Form.

The Company’s fiscal year ends May 31st. Any reference to a fiscal year is to May 31 of the year then ended. The Company’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in United States dollars.

All references to “$”, “US$”, “dollars” or “U.S. dollars” are to United States dollars and references to “Cdn$” and “Canadian dollars” are to Canadian dollars. Amounts are stated in U.S. dollars unless otherwise indicated.

This Annual Information Form makes reference to certain non-IFRS measures such as Adjusted EBITDA, Adjusted EPS and Free Cash Flow. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. We refer readers to “Non-IFRS Financial Measures” section in our management’s discussion and analysis of financial condition and results of operations of the Company for a reconciliation of Adjusted EBITDA and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures.

Forward-Looking Statements

Certain statements in this Annual Information Form about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, respectively (collectively, “forward-looking statements”). The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indicates”, “anticipates”, “believes”, “estimates”, “predicts”, “likely”, or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Discussions containing forward-looking statements may be found, among other places, under “General Development of the Business”, “Industry Overview”, “Business of The Company” and “Risk Factors”. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable under the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Certain assumptions with respect to the determination of the impairment of assets, claim liabilities, income taxes, employee future benefits, goodwill and intangibles are material factors made in preparing forward-looking information and management’s expectations.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of this Annual Information Form: inability to maintain and enhance brands, inability to introduce new and innovative products on the anticipated timeline, inability to expand market share in all categories, intense competition in the sporting equipment and apparel industries, inability to introduce technical innovation, inability to own, enforce, defend and protect intellectual property rights worldwide, inability to ensure third-party suppliers will meet quality and regulatory standards, infringement of intellectual property rights of others, diminution of the goodwill associated with the EASTON and MAKO brands caused by licensed users or unauthorized users, inability to translate booking orders into realized sales, change in the mix or timing of orders placed by customers, seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions, decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates, adverse publicity related to or reduced popularity of the National Hockey League (“NHL”), Major League Baseball (“MLB”) or other professional or amateur leagues in sports in which our products are used, reliance on third-party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, imposition of new trade restrictions or existing trade restrictions becoming more burdensome, consolidation of our customer base (and the resulting possibility of lower gross margins due to negotiated lower prices), change in the sales mix towards larger customers, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, inability to expand into international market segments, inability to accurately forecast demand for products, insufficient sell through of our products at retail, inventory shrinkage or excess inventory, product liability claims and product recalls, changes in compliance standards of testing and athletic governing bodies, risks associated with our third-party suppliers and manufacturers failing to manufacture products that comply with all applicable laws and regulations, inability to source merchandise profitably in the event new trade restrictions are imposed or existing trade restrictions become more burdensome, departure of senior executives or other key personnel, including senior management of Easton Baseball/Softball, litigation, including certain class action lawsuits, employment or union-related disputes, disruption of information technology systems, potential environmental liabilities, restrictive covenants in the Credit Facilities, unanticipated levels of indebtedness, inability to generate sufficient cash to service all the Company’s indebtedness, inability to successfully integrate new acquisitions, such as Easton Baseball/Softball, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, such as the Easton Baseball/Softball Acquisition, undisclosed liabilities acquired pursuant to recent acquisitions, significant transaction and related costs in connection with the integration of Easton Baseball/Softball, inability to continue making strategic acquisitions, possibility that judgments may be enforced against us, volatility in the market price for Common Shares, possibility that we may be declared a passive foreign investment company for United States tax purposes, possibility that we may need additional capital in the future, assertion that the acquisition of the Bauer Hockey Business at the time of the IPO was an inversion transaction, conversions and potential future sales of Equity Shares, our current intention not to pay cash dividends, conflicts of interests among investors, fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar, inability to manage foreign derivative instruments, general adverse economic and market conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, including tax laws and unanticipated tax liabilities, inability of counterparties and customers to meet their financial obligations and natural disasters. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date of this Annual Information Form, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

Market and Industry Data

We have obtained the market and industry data presented in this Annual Information Form from a combination of (i) internal company surveys and commissioned reports, (ii) third-party information, including information from independent industry publications and reports, such as the Sports and Fitness Industry Association (“SFIA”) and SportScan Info, (iii) publicly available sport participation surveys from national sport organizations or governing bodies, including the Canadian Hockey Association (“Hockey Canada”), the International Ice Hockey Federation (“IIHF”), USA Hockey, Inc. (“USA Hockey”), USA Baseball, the World Baseball Softball Confederation, U.S. Lacrosse, Inc. (“U.S. Lacrosse”), and the International Federation of Football Association (“FIFA”), and (iv) the estimates of the Company’s management team. As the sources that objectively and consistently report on ice hockey, roller hockey, baseball, softball, lacrosse, and soccer equipment and related apparel markets are limited, much of the industry and market data presented in this Annual Information Form is based on internally generated management estimates by the Company, including estimates based on extrapolations from third-party surveys of ice hockey, roller hockey, baseball, softball, lacrosse, and soccer equipment and related apparel markets, as well as publicly available sport participation surveys. While we believe our internal surveys and the third-party information, publicly available sport participation surveys and estimates of our management are reliable, we have not verified them, nor have they been verified by any independent sources. While we are not aware of any misstatements regarding the market and industry data presented in this Annual Information Form, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed under “Forward-Looking Statements” and “Risk Factors”. References to market share data and market size in this Annual Information Form are based on wholesale revenues unless otherwise indicated.

To the extent market and industry data contained in this Annual Information Form is referenced as a “management estimate” or qualified by phrases such as “we believe” or comparable words or phrases, we have internally generated such data by using a variety of methodologies. With respect to unregistered ice hockey player participation, we have relied on a combination of available external sources and assumed registered-to-unregistered player ratios in the major markets. With respect to market size and market share data for the sports markets which we address, we have relied on our internal sales figures and have estimated the sales figures of our competitors using the following data: (i) sales data supplied by major suppliers who participate in voluntary surveys, (ii) cross references to participation rates and estimates of equipment replacement rates by consumers, (iii) available public reports from competitors (such as Reebok), largely to confirm industry trends, and (iv) retail surveys.  Certain market and industry data estimated by us are based on, or take into account, assumptions made by us in light of our experience of historical trends, current conditions, as well as other factors. Although we believe such assumptions to be appropriate and reasonable in the circumstances, there can be no assurance that such estimates and assumptions are entirely accurate or correct. The purpose of using internal estimates is to provide the reader with information concerning the industries in which we compete and our relative performance and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on internal estimates made herein. The internal estimates contained in this Annual Information Form are expressly qualified by this paragraph.

Trademarks, Business Names and Service Marks

This Annual Information Form includes trademarks, such as BAUER, SUPREME, NEXUS, MISSION, MAVERIK, CASCADE, INARIA, COMBAT, EASTON and MAKO which are protected under applicable intellectual property laws and are the property of the Company’s subsidiaries. Solely for convenience, our trademarks and business names referred to in this Annual Information Form may appear without the ™ or ® symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and business names. All other trademarks used in this Annual Information Form are the property of their respective owners or have been licensed to us. See “Business of the Company — Intellectual Property”.

CORPORATE STRUCTURE

Incorporation and Office

The Company was incorporated under the BCBCA on December 2, 2010, and its corporate name was changed shortly thereafter to Bauer Performance Sports Ltd. On June 17, 2014, the Company changed its corporate name from Bauer Performance Sports Ltd. to Performance Sports Group Ltd. The renaming of the Company as Performance Sports Group Ltd. is another step in the Company’s evolution as a world-class performance sports product platform and was undertaken to better reflect the growth of the Company in connection with its recent strategic acquisitions and expansion into new high performance sports.

The Company’s registered office is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia, V6C 2X8. The Company’s headquarters and executive officers are currently located at 100 Domain Drive, Exeter, New Hampshire 03833, United States. At the Company’s annual and special meeting of shareholders held on October 16, 2013, the Shareholders approved an amendment to the Company’s Articles to require advance notice for the nomination of directors. The Company’s Articles are available on SEDAR at www.sedar.com.

Intercorporate Relationships

The organization chart below indicates the intercorporate relationships of our Company and our wholly-owned material operating and certain other subsidiaries together with the jurisdiction of incorporation or constitution of each such subsidiary.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Headquartered in Exeter, New Hampshire, we are a leading designer, developer and manufacturer of high performance sports equipment and related apparel. Our mission is to elevate player performance and protection at all levels through a combination of athlete insights and superior innovation.

As part of our growth strategy, we have acquired, integrated and significantly accelerated the growth of six businesses since 2008, and recently completed our seventh acquisition, Easton Baseball/Softball, in April 2014. Our most recent strategic acquisitions are described below.

The Easton Baseball/Softball Acquisition

On April 15, 2014, we completed the acquisition of the Easton baseball and softball business and the assets formerly used in Easton-Bell Sports, Inc.’s lacrosse business (“Easton Baseball/Softball”) from Easton-Bell Sports, Inc., now named BRG Sports, Inc. (“BRG Sports”), for $330 million in cash, plus a net working capital adjustment of $21.7 million (the “Easton Baseball/Softball Acquisition”).

In respect of the Easton Baseball/Softball Acquisition, the Company filed a Business Acquisition Report on June 12, 2014, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We acquired Easton Baseball/Softball as part of an ongoing strategy to utilize our proven acquisition platform to expand our business into complementary categories and sports. The acquisition greatly enhances our brand portfolio, offers us another significant lever for growth, adds valuable intellectual property (including 146 patents and patents pending) and provides a significant counter-seasonal business to our existing revenue stream and working capital needs. Additionally, our R&D-focused platform will allow for cross-pollination of technologies between EASTON and COMBAT, as well as our other sports, and provide the necessary infrastructure to grow the EASTON brand.

We expect the acquisition to have numerous financial benefits, including being accretive to Adjusted EPS within the first year of ownership and generating significant Free Cash Flow to support our growth. The spring/summer season of baseball and softball is highly complementary to the fall/winter season of hockey, and our quarterly sources of revenue and profitability will be more balanced throughout the year as a result. The more evenly distributed seasonality of the combined business will provide more consistent working capital levels and will allow us to improve our efficiency in our manufacturing, distribution and marketing efforts.

As a result of the Easton Baseball/Softball Acquisition, we acquired the EASTON and MAKO brands and trademarks and entered into an intellectual property agreement to license back the use of these trademarks to BRG Sports (and their permitted successors and assigns) for use in their hockey and cycling businesses on an exclusive, perpetual, royalty-free basis. EASTON is one of the world’s leading and most iconic diamond sports brands with authentic brand equity accumulated over 40 years of designing and manufacturing high performance diamond sports products. Building upon its heritage in bats, EASTON has developed into one of the strongest and most innovative brands in baseball and softball, and holds the #1 position in diamond sports in North America with an approximately 28% market share and strong positions in multiple product categories. Easton Baseball/Softball has gained market share in recent years, as revenues grew at a 7% compound annual growth rate from 2009 to 2013 driven by innovative and higher-priced new product lines, an effective go-to-market strategy and significant brand investment.

The acquisition provides us with significant opportunities to build on the business’ strong foundation to further drive revenue growth opportunities in the United States and internationally. We believe EASTON’s brand equity positions it well to expand in other diamond sports equipment categories that have historically been less of a focus for the business, such as ball gloves, accessories, batting gloves and apparel. As we have done with Bauer Hockey, we expect to increase Easton Baseball/Softball’s market share in diamond sports equipment by accelerating investment in product development, instilling category management discipline and enhancing already strong connections with consumers. We also believe we can leverage our team apparel capabilities to add uniforms to Easton Baseball/Softball’s apparel business, further increasing its revenue growth potential. Another area of revenue growth opportunity is the expansion of EASTON’s presence internationally, particularly in Japan, the second largest baseball market globally.

The Company initially financed the Easton Baseball/Softball Acquisition, as well as refinanced certain existing indebtedness with a $200 million secured asset-based revolving credit facility (the “ABL Facility”) and a $450 million secured term loan credit facility (the “New Term Loan Facility” and together with the “New ABL Facility”, collectively, the “Credit Facilities”). On June 25, 2014, the Company completed an underwritten initial public offering on the New York Stock Exchange (“NYSE”) and a new issue of common shares in Canada for net proceeds of approximately $119.5 million (the “US IPO”), including the exercise in full of the over-allotment option. The Company used the net proceeds of the US IPO to reduce leverage and repay approximately $119.5 million of the Company’s New Term Loan Facility. The Company’s common shares are now dual listed on the NYSE and the TSX under the trading symbol “PSG”.

The Combat Acquisition

On May 6, 2013, we completed the acquisition of substantially all of the assets of Combat Sports for an aggregate purchase price of approximately Cdn$4 million in cash. The acquisition of Combat Sports was funded from cash on hand.

Combat Sports has been supplying composite and hybrid composite products for both its own COMBAT brand as well as for high-end brand name companies since 1998 in the baseball and softball bat, hockey stick and lacrosse shaft markets. The business has a reputation for its premier and innovative composite technology with the latest composite advancements in performance and durability serving players from the grassroots level to the elite professional levels. Combat Sports and several of its key employees have had a long history of expertise in composite materials, including developing innovative products for NASA, the U.S. Military and several leading manufacturers. By continuing to focus resources in the areas of Combat Sports’ success — baseball, softball and advanced composite technologies — we expect to further strengthen the COMBAT brand and grow our overall portfolio of high-performing products.

The Inaria Acquisition

On October 16, 2012, we completed the acquisition of Inaria. The Company entered into a purchase agreement with Inaria and its stockholders pursuant to which we purchased substantially all of the assets of Inaria for an aggregate purchase price of approximately Cdn$7 million in cash. The Company used its former credit facility to fund the Inaria Acquisition.

Inaria, a Toronto-based company, was founded in 1999 and INARIA has become a growing brand in the team sports and active wear industry, providing a full-line of team apparel products, including pro-style jerseys, practice jerseys, socks, warm-up suits and training apparel for both youth sports programs and the most elite-level teams. Named after the Italian soccer phrase “in the area,” Inaria began its business with a focus on soccer uniforms and products and quickly established INARIA as a growing soccer apparel brand. The company’s expertise in developing quality products with competitive pricing and rapid turnaround time quickly propelled the brand into ice hockey and other sports. Inaria’s co-founders remain actively involved in the Company’s uniforms business. We believe the Inaria Acquisition has strengthened our position in team apparel, establishing Performance Sports Group as a “one-stop shop” in this growing segment of the market.

The Cascade Acquisition

On June 29, 2012, we completed the acquisition of Cascade. The Company entered into a purchase agreement with Cascade and its stockholders pursuant to which we purchased all of the outstanding shares of the capital stock of Cascade for an aggregate purchase price of $64 million in cash subject to adjustment. In respect of the Cascade Acquisition, the Company filed a Business Acquisition Report on August 7, 2012, a copy of which is available on SEDAR website at www.sedar.com.

In order to fund the Cascade Acquisition, the Company (i) completed a public offering of 3,691,500 Common Shares at a price of Cdn$7.80 per share, including the exercise in full of the over-allotment option, for gross proceeds of Cdn$28,793,700; (ii) completed a concurrent private placement of the equivalent of 642,000 Common Shares at the same price as those sold under the public offering, for gross and net proceeds of Cdn$5,007,600, which were purchased by the Kohlberg Funds (substantially all of the shares issued to the Kohlberg Funds were in the form of Proportionate Voting Shares), and (iii) entered into amendments to its former credit facilities.

The Cascade Acquisition has significantly expanded our presence in the growing lacrosse market, through the addition of an industry-leading brand whose helmet and headgear products have been complementary to our existing offering of lacrosse equipment products. The Cascade Acquisition has allowed us to provide retailers with a broader range of performance sports equipment. In addition, the combined product innovation and research capabilities of Performance Sports Group have positioned us to expand our lacrosse offering.

INDUSTRY OVERVIEW

Sporting Goods Industries

We design, develop, manufacture and sell performance sports equipment and related apparel for ice hockey and roller hockey, baseball and softball, lacrosse and soccer.

We operate in the global sporting goods industry with a primary focus on North America and Europe. We believe this global industry is growing, including in the United States where from 2009 to 2013, manufacturers’ wholesale sales of sporting goods increased from $48.3 billion in 2009 to $55.0 billion in 2013, representing a compound annual growth rate of 3%.

Manufacturers’ Wholesale Dollar Sales of Sporting Goods in the United States

Source: SFIA, Manufacturers’ Sales by Category Report, 2014. Sporting goods includes sports equipment and sports apparel.

The growing sporting goods-focused retail channel reflects resilient qualities with stable performance through the recent global economic downturn and continued broad market size growth. According to IBISWorld Inc., retail sales of U.S. sporting goods stores, including specialty retailers such as Total Hockey, Lacrosse Unlimited and Baseball Express, and “big box” retailers such as Dick’s Sporting Goods and The Sports Authority, were estimated to be $42.3 billion in 2013 and are forecasted to grow at a 2.3% compound annual growth rate to reach $47.5 billion by 2018. Specialty retail is the main retail outlet for our market and accounts for the majority of our sales. We also sell to “big box” retailers, which are exhibiting growth and expansion.

U.S. Sporting Goods Stores Revenue

Source: IBISWorld Inc., Industry Report, November 2013. U.S. Sporting Goods Stores includes a variety of sports equipment and apparel but excludes certain retailers that exclusively sell apparel.

A Large and Growing Addressable Market

Within the sporting goods industry, we currently target an approximately $3 billion directly addressable market with attractive growth rates across multiple team sports, consisting of approximately $2 billion in equipment wholesale sales and approximately $1 billion in team apparel sales. The growing size of team sports and improving U.S. macroeconomic outlook serve as a strong tailwind for our growth.

Sport/Category	Anticipated Percentage Dollar Annual Growth
Hockey equipment (Global)	Low-Single-Digit to Mid-Single-Digit
Hockey apparel (Global)	Mid-Single-Digit to High-Single-Digit
Baseball/Softball equipment (Global)	Low-Single-Digit
Baseball/Softball apparel (Global)	Low-Single-Digit
Lacrosse equipment (U.S., Canada)	High-Single-Digit to Low-Double-Digit
Lacrosse apparel (U.S., Canada)	Mid-Single-Digit to High-Single Digit
Soccer team apparel (U.S., Canada)	Low-Single-Digit to Mid-Single-Digit

Source: Management estimates.

Our addressable market features attractive category fundamentals, including frequent replacement cycles and innovation-driven rising average selling prices.

Frequent Replacement Cycle and Innovation-Driven Rising Average Selling Prices

As shown below, approximately 63% of hockey participants are under the age of 20, 50% of U.S. baseball/softball participants are under the age of 25 and 93% of U.S. lacrosse participants are under the age of 20.

Hockey Participation by Age	U.S. Baseball Participation by Age	U.S. Lacrosse Participation by Age

Source: IIHF 2013 membership data (Hockey), SFIA, U.S. Trends in Team Sports, 2012 (Baseball), U.S. Lacrosse 2013 Participation Survey (Lacrosse).

Due to the younger demographics across team sports and the consumers’ need to purchase new equipment as young sports participants grow, we benefit from short replacement cycles for equipment. On average, a two-year product life cycle and one-year product life cycle exists for hockey equipment and baseball bats, respectively. We successfully capitalize on this trend with one-to-two year product cycles focused on innovation and driving customer replenishment purchases. Often, more advanced technology across product cycles allows us to increase average selling prices when introducing new products, further driving growth in our addressable market.

Ice Hockey

Ice Hockey Participation Rates and Demographics

Ice hockey is a team sport played in over 80 countries by more than an estimated six million people. While ice hockey is played around the world, the largest and most significant markets for ice hockey are Canada, the United States and a number of European countries, including the Nordic countries (principally, Sweden and Finland), Central European countries (principally, the Czech Republic, Germany, Switzerland, Austria and Slovakia) and Eastern European countries (principally, Russia).

Global registered hockey participation has grown, on average, 2% annually over the last eight years, and according to a 2014 report by the SFIA, ice hockey participation in the United States experienced a 5.1% average annual increase from 2008 to 2013. We believe that the global industry is currently growing at an annual rate in the low-to-mid single digits. Growth rates in Eastern European countries (principally, Russia) and women’s hockey have exceeded that of the global average.

Ice Hockey Equipment and Related Apparel Industry

The global ice hockey equipment and related apparel industry has significant barriers to entry and is stable in certain regions and growing in others, such as the United States, Eastern Europe and Russia. Ice hockey equipment and related apparel sales are driven primarily by global ice hockey participation rates (registered and unregistered). Other drivers of equipment sales include demand creation efforts, the introduction of innovative products, a shorter product replacement cycle, general macroeconomic conditions and the level of consumer discretionary spending. Management estimates that the global ice hockey equipment market (which excludes related apparel, such as performance apparel, team jerseys and socks) totaled approximately $650 million in calendar 2013. Skates and sticks are the largest contributors to equipment sales, accounting for an estimated 60% of industry sales in calendar 2013, according to management estimates.

The following graphs provide a breakdown of our hockey revenue mix by both product and channel.

Industry Revenue Mix by Product	Industry Revenue Mix by Channel

Source: Management estimates, 2013.

Management estimates that over 85% of the ice hockey equipment market is attributable to three major competitors: Bauer Hockey, Reebok (which owns both the REEBOK and CCM brands) and Easton Hockey (which is owned by BRG Sports and utilizes the EASTON brand under a trademark license from the Company), each of whom offers consumers a full range of products (skates, sticks and full protective equipment). The remaining equipment market is highly fragmented among many smaller equipment manufacturers offering specific products, catering to niche segments within the broader market. These competitors include, but are not limited to, WARRIOR, GRAF, VAUGHN and SHERWOOD/TPS.

The following table shows our estimated ranking of the three major competitors referenced above, in total and by major product category:

Company	Total Market	Skates	Sticks	Helmets	Protective	Goalie
BAUER	#1	#1	#1	#1	#1	#2
Reebok/CCM	#2	#2	#2	#2	#2	#1
Easton Hockey	#3	#3	#3	#3	#3	n/a

Management estimates that the global ice hockey-related apparel market for calendar 2013 (which includes such items as performance apparel, team jerseys and socks) was approximately $390 million in size, and is growing at an annual rate which we believe exceeds that of the ice hockey equipment market. Included in the ice hockey-related apparel market is licensed apparel, which represents approximately one-third of the market. The related apparel market is more fragmented than the equipment market and includes a variety of larger and smaller participants. We expect consolidation in this market to occur in the coming years, in a manner similar to what has occurred in the ice hockey equipment industry.

Roller Hockey

Roller Hockey Participation Rates and Demographics

Roller hockey is a team sport played principally in the United States, particularly in warmer regions such as California. According to a 2014 SFIA report, roller hockey participation in the United States experienced a 3.4% decrease from 2008 to 2013.

Roller Hockey Equipment and Related Apparel Industry

The roller hockey equipment and related apparel industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the wholesale roller hockey equipment market generated approximately $20 million in sales in calendar 2013. Through our Company’s MISSION and BAUER brands, we hold the number one and two market share positions in the roller hockey equipment market, respectively, and have a substantial lead over our primary competitors, including Reebok, Tour and a few competitors in niche categories such as wheels and accessories.

Street Hockey

Street Hockey Participation Rates and Demographics

Street hockey is a team sport played throughout the world, primarily in the largest ice hockey markets. According to management estimates and industry sources, there are approximately 93,000 registered players in Canada, approximately 48,000 registered players in the United States, and approximately 50,000 registered players in the rest of the world. Youth players represent approximately 50% of the registered participants. Management believes that registered participation represents only a small portion of the overall consumer base for street hockey products and that unregistered participants far exceed the registered participants.

Street Hockey Equipment Industry

The street hockey equipment industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the wholesale street hockey equipment market generated approximately $25 million in sales in calendar 2013. The Company has not yet entered the street hockey market, but intends to do so in the near future.

Baseball and Softball

Baseball and Softball Participation Rates and Demographics

Baseball and softball are team sports played principally in the United States, Japan, certain other Asian countries (such as South Korea) and Latin America. Global baseball/softball participation is estimated to be approximately 65 million, according to the World Baseball Softball Confederation. Baseball is experiencing growth in participation globally and remains one of the most popular team sports by participation in the United States, second only to basketball, according to SFIA. A 2014 SFIA report found that baseball/softball participation in the United States experienced a 3.7% average annual decrease from 2008 to 2013. While participation for baseball and slow-pitch softball in the United States has declined in recent years, the market continues to grow as innovation, particularly in bats, has driven rising prices.

Baseball and Softball Equipment and Related Apparel Industry

Management estimates that in calendar 2013, the North American and global baseball and softball equipment and related apparel (excluding uniforms) wholesale markets were estimated to be approximately $600 million and $1 billion in size, respectively, one-third of which is attributable to bat sales. Management estimates that the global wholesale baseball/softball-related apparel market for 2013 (which includes uniforms) was approximately $300 million in size. With 65 million participants globally, we believe the enthusiast base in these sports will experience continued growth, driven by increasing popularity of travel ball, club baseball and softball, and more frequent play.

The following graphs provide a breakdown of our baseball/softball revenue mix by both product and channel in North America.

North American Industry Revenue Mix by Product	North American Industry Revenue Mix by Channel

Source: Management estimates for 12 month period ending May 2014.

The baseball and softball equipment market is fragmented and is currently led by five major players: our EASTON brand, Hillerich & Bradsby-owned LOUISVILLE SLUGGER, Jarden-owned Rawlings Sporting Goods, Amer Sports-owned Wilson Sporting Goods and Mizuno Corp. Similar to Easton Baseball/Softball, our major competitors offer a full line of baseball and softball products and varying degrees of related apparel. In total, we compete with over a dozen brands in the baseball and softball equipment market including, in addition to those above, Amer Sports-owned DEMARINI, MARUCCI, Jarden-owned MIKEN and WORTH, NOKONA, ZETT and SSK.

The following table shows our estimated ranking in North America of the five major competitors referenced above, in total and by major product category:

Company	Total Market	Bats	Batting Helmets	Catcher Protective	Equipment Bags	Batting Gloves	Apparel	Accessories	Ball Gloves
Easton	#1	#1	#1	#1	#1	#3	#2	#3	#6
Rawlings	#3	#3	#2	#2	#5	n/a	#1	#5	#1
Mizuno	#4	n/a	#3	#3	n/a	#4	#3	n/a	#2
Hillerich & Bradsby	#5	#4	n/a	n/a	#4	n/a	n/a	n/a	#4
Wilson	#2	#2	n/a	#4	#3	#5	#7	n/a	#3

Lacrosse

Lacrosse Participation Rates and Demographics

Lacrosse is a team sport played principally in the United States and Canada. According to U.S. Lacrosse, lacrosse has been one of the fastest growing team sports in the United States, with participation growing at a 10.8% from 2008 to 2013 on an average annual basis with over 750,000 registered players in the United States in calendar 2013. In Canada, we estimate that there are currently 150,000 participants. The drivers of this growth include: (i) the establishment and popularity of the National Lacrosse League and Major League Lacrosse, (ii) the rapid expansion of high school and youth programs, (iii) emerging growth outside of key lacrosse markets in the Mid-Atlantic and Northeastern United States, (iv) enhanced funding and popularity of the NCAA lacrosse programs, and (v) increased visibility of the sport in media and advertising.

Approximately 93% of lacrosse participants in the United States are under the age of 20, with 54% of participants in the youth (15 and under) category and 39% of participants in the high school category. Similar to ice hockey, the high representation of youth in the sport provides the industry with a more frequent product replacement cycle as players outgrow their equipment. The following graphs illustrate the growth in U.S. lacrosse participation for the periods presented and the demographic breakdown of U.S. participation for 2013:

U.S. Lacrosse Participation (# of Players in Thousands)	2013 U.S. Lacrosse Participation by Level

Source: U.S. Lacrosse, Participation Survey, 2013.

Lacrosse Equipment and Related Apparel Industry

Management estimates that in calendar 2013, the United States lacrosse equipment market was approximately $110 million in size at wholesale while the Canadian market was estimated to be approximately $10 million in size. Management estimates that the lacrosse market will continue to grow in the range of high single digits to low double digits for the next several years. The lacrosse equipment market is made up of four primary equipment categories: sticks (shafts and heads), gloves, helmets and protective equipment. Representing approximately 35% of calendar 2013 industry-wide United States sales, sticks currently make up the largest segment of the lacrosse equipment market. Helmets currently make up approximately 25% of calendar 2013 industry-wide United States sales. Management estimates that the lacrosse apparel market in North America for calendar 2013 was approximately $30 million in size.

The following table shows our estimated ranking in North America of our four major competitors, in total sales:

Market Position:	#1	#2	#3	#4
Estimated sales ($MM)	$40	$30	$25	$10

The North American lacrosse equipment and related apparel market is a high growth, emerging sports equipment market underpinned by strong growth in participation rates. The lacrosse equipment market is currently led by six major brands: New Balance-owned WARRIOR and BRINE, our MAVERIK and CASCADE brands, STX, and Jarden-owned DEBEER (women’s only). The Company’s three major competitors all offer full lines of lacrosse equipment products, while Cascade’s product offering is primarily focused on helmets.

Team and Other Apparel

Team apparel and uniforms make up a large and growing market characterized by high fragmentation and competition, which provides significant competitive advantages to companies that can offer one-stop shopping for high quality products and a unified look (equipment and apparel) under authentic brands. Most of our major competitors in the sports markets that we address offer related apparel to varying degrees but since the Inaria Acquisition, we are able to offer teams, associations and clubs one-stop access for our high performing equipment and all segments of apparel: team, performance and lifestyle.

We currently offer all segments of apparel under the BAUER brand in hockey. We have recently launched MAVERIK-branded uniforms in lacrosse and will be looking to expand our apparel presence in lacrosse in the future. We expect to expand our apparel presence in baseball/softball using the strength of the EASTON and COMBAT brands to grow this category in the future.

We participate in the soccer uniform market through our INARIA brand, which offers a wide variety of soccer apparel, including uniforms, as well as related accessories. As the most popular and widely played sport in the world, global soccer participation is estimated to be approximately 265 million, according to FIFA. In 2011, similar reports estimated that there were nearly one million registered soccer players in Canada and more than 4.5 million registered players in the United States. A 2014 SFIA report found soccer (indoor and outdoor) participation in the United States to be relatively flat on an average annual basis over the last five years. The Canadian and U.S. soccer uniform market is estimated to be in excess of $300 million, including both registered and recreational players.

BUSINESS OF THE COMPANY

Our Company

Headquartered in Exeter, New Hampshire, we are a leading designer, developer and manufacturer of high performance sports equipment and related apparel. Our mission is to elevate player performance and protection at all levels through a combination of athlete insights and superior innovation. Our model is simple. We combine authentic brands and sport-specific employee expertise with our platform strengths, particularly our high performing R&D and game changing product creation processes, to grow our overall revenue, market share and profitability annually. We strive to grow our revenues each year faster than the total market for each of our sports and to grow our profitability faster than revenues.

We have the most recognized and strongest brands in ice hockey, roller hockey, baseball and softball, and hold top market share positions in these sports, with an expanding presence in the fast-growing lacrosse market. Our products are marketed under the BAUER (ice and roller hockey), MISSION (roller hockey), MAVERIK (lacrosse), CASCADE (lacrosse), INARIA (soccer apparel), EASTON (baseball and softball) and COMBAT (baseball and softball) brand names and are sold by sales representatives and independent distributors throughout the world. Our brands have a rich history of innovation, authenticity and market leadership, with the BAUER and EASTON brands dating back to 1927 and 1922, respectively.

In recent years, we have experienced strong revenue and profit growth through innovation, product development, marketing and acquisitions that have driven market share gains in all of our sports. Our scale, strong distribution and manufacturing relationships, disciplined cost management and sourcing strategies have enabled us to maintain consistent and attractive Adjusted EBITDA margins and to compete successfully. Our annual revenues have grown from $220 million in Fiscal 2008 to $446 million in Fiscal 2014, representing a compound annual growth rate of 12.5%; Adjusted EBITDA has grown from $22.9 million in Fiscal 2008 to $69.0 million in Fiscal 2014, representing a compound annual growth rate of 20.2%; and Adjusted EPS has grown from $0.15 in Fiscal 2010 to $1.00 in Fiscal 2014, representing a compound annual growth rate of 60.7% (we did not report Adjusted EPS prior to Fiscal 2010). Our Adjusted EBITDA, together with our relatively low level of capital expenditures and certain tax attributes, allow us to generate predictable and significant cash flows to invest in R&D, pursue acquisitions and other growth initiatives, and reduce our indebtedness.

As part of our growth strategy, we have acquired, integrated and significantly accelerated the growth of six businesses since 2008, and recently completed our seventh acquisition, Easton Baseball/Softball, in April 2014. As we have done with prior acquisitions, we will utilize our platform to accelerate Easton Baseball/Softball’s growth by increasing market share in every category of baseball and softball equipment both domestically and internationally, and to expand EASTON’s presence in apparel.

Our revenue, profitability and working capital needs will be significantly more balanced as a result of the seasonality of Easton Baseball/Softball’s sales, and we believe that this counter-seasonality to our existing sales will also allow us to improve the efficiency and effectiveness of our manufacturing, distribution and marketing platform. Our Adjusted EBITDA, together with our relatively low level of capital expenditures and certain tax attributes, allow us to generate cash flows to invest in R&D, pursue acquisitions and other growth initiatives, and reduce our indebtedness. Our ordinary course operations require minimal capital expenditures given that most of our products are manufactured through partners. Our capital expenditure requirements have averaged less than 2% of revenues for the past three fiscal years ended May 31, 2014. Going forward, to support our growth and key business initiatives, we anticipate moderately higher levels of capital expenditures and investment.

Our Core Strengths

We believe the following strengths are integral to enhancing our leadership position and market share in all product categories in all our sports:

Strong and Authentic Brands in Attractive Markets

We have the #1 brands in the ice hockey, roller hockey and diamond sports (baseball and softball) equipment industries through the BAUER, MISSION and EASTON brands, respectively. BAUER is the most recognized and strongest brand in ice hockey with an estimated 54% overall worldwide market share. MISSION is the leading brand in roller hockey with an estimated 55% market share. EASTON is one of the most iconic diamond sports brand with the #1 market share in North America estimated at 28%. Easton Baseball/Softball has an opportunity to meaningfully increase its market share above 28% by growing its core bats category and expanding its position in several other large and profitable diamond sports categories where it is underpenetrated today. In the lacrosse category, our MAVERIK and CASCADE brands combined have an estimated 26% market share with our CASCADE brand continuing to be the leading helmet provider with an estimated 85% market share. Through continued rapid growth of our CASCADE and MAVERIK brands, we aim to become the market leader in the lacrosse market by 2016. Our market leadership within each sport extends across multiple product categories through a full product suite that addresses our consumers’ needs for high performance equipment and apparel for players of all ages.

We believe the strong brand recognition and consumer loyalty for our brands is the result of regularly bringing to market innovative, top quality equipment with superior performance, our “true to the game” authenticity, and consistent and effective brand communication. Our brand recognition in every sport creates significant barriers to entry in our markets, as many consumers believe that brands with heritage and authenticity will provide the best products to improve their game. This belief is reinforced by the numerous professional and elite-level athletes who utilize our products and who thereby create a halo effect that influences our broader group of consumers. These elite athletes include the 72% of NHL players who wore BAUER skates last season, 37 of the last 44 NCAA Division I lacrosse national championship finalist teams who wore CASCADE helmets, and numerous elite college baseball programs who utilize EASTON equipment.

Our brands and their broad product offerings address an attractive, highly popular team sports market that is estimated at approximately $3 billion. Despite modest participation growth in these sports, these markets exhibit strong dollar value growth due to positive underlying fundamentals. There are attractive purchasing patterns in the markets we service. A short replacement cycle is driven by our core youth consumers regularly outgrowing their equipment and parents wanting to provide their children with the highest performing products. Additionally, we deliver products to market using one to two year innovation-led product cycles that ensure a relentless flow of the latest technologies are available for consumers. Consistent innovation that improves the quality and performance of our products also allows us to raise average selling prices, further underpinning growth in the size of our markets.

Integrated Performance Sports Platform

We have achieved our leadership position and growth by leveraging our world- class performance sports products platform. Customer-facing, consumer-facing and product development functions are managed individually by sport, and by category within each sport. Back-end functions and certain R&D activities are shared across sports to drive operational synergies and efficiency. This integrated platform is supported by authentic brands, deep consumer insights, significant R&D investments, and strong intellectual property protections. We originally developed this organizational structure to promote and support the rapid growth of our ice hockey equipment business but have also used it to successfully integrate and significantly grow the new performance equipment and apparel categories and sports markets we have entered through our recent acquisitions.

Each of our businesses maintains dedicated management, sales, marketing and product development teams, while leveraging highly scalable and shared resources such as R&D, sourcing & manufacturing, distribution & logistics, information technology, human resources, finance and legal. These distinct units within each business often collaborate with their counterparts across the Company. This approach ensures we benefit from our scale and capitalize on opportunities to apply key advances across our platform without compromising the functions that support our strong consumer connections, “true to the game” authenticity, high performance products and well-established retailer relationships. Our platform will provide Easton Baseball/Softball numerous revenue and profit growth opportunities as we improve the efficiency of the business through additional scale in manufacturing, distribution and product development.

Our category management structure allows us to drive growth opportunities in every sport by deploying a multi-disciplinary approach to product development. We have a strong product development process that is organized by product categories within each sport and additionally takes advantage of our category- based integrated R&D platform, thus allowing us to share best practices and innovation across the Company. These resources are both scalable and shareable across sports and categories. We believe this collaborative approach to product development yields superior results and products.

Our collaborative product development process exemplifies the potential of our integrated platform. We deploy a multi-disciplinary approach to product development that is organized by product categories within each sport and takes advantage of our category-based integrated R&D platform. This process has been successful in leveraging best practices and innovation across the Company; one of the many examples of this is where we recently cross-pollinated innovative helmet technology between BAUER and CASCADE to launch the latest CASCADE helmet with BAUER technologies and introduced customizable BAUER hockey helmets made at our lacrosse business’ facilities utilizing CASCADE technology and processes.

We are always innovating and consistently seek to deliver the highest performance for our athletes, even in areas where we are the clear market leader. As an example, we recently unveiled BAUER OD1N, the most technologically advanced line of equipment ever introduced to the sport of hockey. Taking two years to develop, the line includes the lightest hockey skate ever created, a fully personalized protective body suit and an ultra-lightweight goalie pad constructed with advanced materials never before used in hockey. These product developments would not have been possible in the timeframe they were achieved without the exceptionally talented team across our platform and our unique collaborative process.

Industry Leading R&D and Innovation

We believe our development capabilities and intellectual property portfolio provide us with a strategic competitive advantage by allowing us to create advanced products, drive new purchases and create barriers to entry. With the Easton Baseball/Softball Acquisition, our intellectual property portfolio now includes 627 patents (including design patents and patents pending). Both the Easton Baseball/Softball and Combat Sports acquisitions have provided us with valuable and proprietary trade secrets and know-how relating to advanced materials technologies, further strengthening the industry-leading R&D capabilities we share across our platform.

Our mission is to elevate player performance and protection at all levels by combining athlete insights with superior innovation. To achieve this we have consistently invested in R&D, spending on average, from Fiscal 2009 to Fiscal 2014, approximately 4% of our annual revenues on R&D ($18.5 million in Fiscal 2014). Few of our competitors can match this level of investment due to their lack of scale or their concentration on a single sport. We employ a passionate and committed team of over 75 designers, developers, engineers and technicians, who work closely with our scientific and research partners, including McGill University, the University of Pittsburgh Medical Center, the Composites Innovation Center and the University of Bath. This team has a world-class reputation and leads the sporting goods industry by continuously bringing to market innovative, often revolutionary, top-quality equipment with superior performance that is trusted by players of all skill levels. Recent examples of our game changing products include:

•                  the TUUK LIGHTSPEED EDGE: Revolutionary, trigger-based system allows for immediate replacement of steel and tighter turns;

•                  the EASTON MAKO bat: Provides an unparalleled combination of maximum barrel length with minimum swing weight; and

•                  the CASCADE R helmet: Most advanced impact management system Cascade has ever created with a dual SevenTech™ and Poron®XRD™ liner system that addresses both high and low energy impacts.

We have a disciplined, rolling, multi-year product development program through which we bring hundreds of new products to market across all of our sports in an organized and efficient manner every year. We introduce new products on a regular basis, with the timing of new product launches typically driven by one to two year product life cycles, depending on the sport. For example, new Bauer Hockey products are planned and initiated by cross-functional category teams who transform formal consumer and professional athlete insights into category business plans that leverage our integrated R&D platform.

The graphic below outlines our history of innovation across all of our sports:

Diversified and Balanced Business Model

As a result of the successful expansion of our performance sports platform beyond hockey equipment, we have built a balanced business model that provides a consistent flow of revenue across several product categories and geographies. The growth in our multi-sport platform combined with the Easton Baseball/Softball Acquisition allows us to achieve significant diversification across sport, product categories, seasons, customers and geographies.

Following the recent Easton Baseball/Softball Acquisition, we expect that hockey will represent approximately 60% of our sales, with baseball and softball accounting for approximately 30% of sales and other sports contributing the remainder. Within each sport, we maintain a broad offering across all major equipment categories, with an increasing team and related-apparel offering, which limits our reliance on any one type of product, sport season or geography.

As illustrated below, Easton Baseball/Softball will significantly reduce seasonality, further diversify our performance sports platform and balance our revenue and profitability stream. The majority of sales for the spring/summer season of baseball and softball are shipped December through March, a perfect complement to ice hockey, where the majority of sales are shipped May through October. We believe this diversified model will generate more consistent cash flow to allow us to invest in other growth opportunities and/or pay down our debt more evenly each year. We expect that the complementary seasonality of ice hockey and diamond sports will offer us incremental benefits in physical distribution, raw material purchasing and internal manufacturing, and provide the most efficient utilization of our third party manufacturing partners’ annual production capacity.

Revenue Pre-Easton Baseball/Softball Acquisition	Revenue Post-Easton Baseball/Softball Acquisition

Source: Management estimates.

The Company has a global sales and distribution network in over 60 countries to service a broad and diverse customer base. With the recent Easton Baseball/Softball Acquisition, we now sell to more than 5,000 retailers in Canada, the United States, Scandinavia and Finland, and more than 60 distributors in other international markets. The majority of our sales are to independent or specialty retailers, such as Total Hockey, Pro Hockey Life, Lacrosse Unlimited and Monkey Sports. As a result we have relatively low customer concentration, as evidenced by our largest customer representing approximately 12% of sales following the Easton Baseball/Softball Acquisition. The specialty channel offers us numerous attractive qualities, including higher margins, a focus on higher performance products, superior levels of customer service that drive customer engagement with our brand, a more diversified customer base and higher barriers to entry for new brands due to the fragmented nature of the channel and associated investment to properly service it.

Our sales are diversified geographically, but we expect increased geographic sales concentration in the United States as a result of our acquisition of Easton Baseball/Softball. In Fiscal 2014 (excluding Easton Baseball/Softball related revenue), approximately 42% of our total sales were in the United States, approximately 33% were in Canada, and approximately 25% were in the rest of the world. The combined Company (including Easton Baseball/Softball related revenue) would have generated approximately 57% of sales in the United States, approximately 25% in Canada and approximately 18% in the rest of the world.

Proven Acquisition Platform

We have a proven capability to identify, acquire, integrate and rapidly grow complementary businesses. We believe that our integrated performance sports platform and scale enable us to materially enhance the synergy potential and success of an acquisition by leveraging our industry-leading R&D expertise, customer relationships, marketing resources and low-cost manufacturing.

Since September 2008, as part of our growth strategy, we have acquired, integrated and significantly accelerated the growth of six businesses, and recently completed our seventh acquisition, Easton Baseball/Softball, in April 2014. From our base with Bauer Hockey, we acquired Mission-ITECH Hockey Inc. in September 2008, the leader in roller hockey and at the time the fourth largest ice hockey company; entered the performance apparel market through the acquisition of certain intellectual property assets from Jock Plus Hockey Inc. in November 2009; secured a lacrosse platform brand with our acquisition of Maverik in June 2010; complemented Maverik with the acquisition of Cascade, the industry-leader in lacrosse helmets, in June 2012; acquired the assets of Inaria in October 2012 to provide the capability to support all of our existing sports with team and performance apparel and enter the youth soccer apparel market; entered the diamond sports market through the acquisition of specialty bat manufacturer Combat Sports in May 2013; and gained the market-leading position in the North American baseball and softball market through the Easton Baseball/Softball Acquisition in April 2014.

As we expanded our performance sports platform, we remained focused on value, maintained prudent debt levels and acquired only complementary brands and businesses that have allowed us to drive significant organic revenue, market share and earnings growth in the acquired businesses. We have maintained the discipline to forgo other acquisition opportunities that did not meet our criteria. We expect that our acquisition platform will be best exemplified with the Easton Baseball/Softball Acquisition, which we believe will result in revenue growth and increased market share as we expand and enhance Easton Baseball/Softball’s product offering, go-to-market strategy, and marketing initiatives.

Seasoned Management Team

We are led by an experienced and committed management team with a successful track record of developing and marketing innovative products, integrating strategic acquisitions, and implementing successful growth strategies that continually outperform the respective market in which we compete. Under their leadership, we have expanded our market share in hockey, sourced and integrated six acquisitions since September 2008, and dramatically increased sales and earnings.

Led by Kevin Davis, President and Chief Executive Officer, who has been with the Company for more than 12 years and Amir Rosenthal, Chief Financial Officer, who has been with the Company for nearly six years, the senior management team has an average of nearly 20 years’ experience in the sporting goods and consumer product industries, including with Nike, Procter & Gamble, Newell Rubbermaid, Unilever and the Boston Bruins. On a company-wide basis, our dedicated and passionate employees have been with the Company for an average of more than eight years, which we believe represents a strong commitment to the Company and an enthusiasm for our sports categories.

Growth Strategies

Significantly Grow Market Share in Baseball and Softball

As a result of the Easton Baseball/Softball Acquisition, we now have the leading market share in the overall diamond sports equipment market with an estimated 30% market share in North America, the largest market in the world. The EASTON brand provides authentic brand equity and heritage, strong consumer connections, high-quality and innovative performance products and adds 146 patents (including patents pending) to our existing portfolio of 481 global patents while the COMBAT brand has provided us with a strong grass-roots brand and superior composite technologies.

Source: Management estimates.

Easton Baseball/Softball Growth

We believe that we can successfully leverage EASTON’s authenticity and credibility to strengthen its position in its core categories of bats, helmets and catchers’ protective gear and expand its presence in other categories such as ball gloves, accessories, batting gloves and apparel in the same manner that we increased our market share in hockey from approximately 35% in 2007 to approximately 54% in 2014. We expect to leverage our performance sports platform to increase Easton Baseball/Softball’s market share in diamond sports by accelerating investment in product development, implementing category management, enhancing already strong consumer connections, expanding into team apparel and leveraging our scale in other key areas.

As an example of products that can be improved through our performance sports platform, there are substantial performance and protective attributes of our hockey and lacrosse helmets that do not yet exist in baseball helmets and we believe we can develop better products with higher price points, allowing us to expand market share and increase our revenues.

Bauer Hockey Helmet Interior	Easton Baseball Helmet Interior

We see potential growth in diamond sports apparel, including uniforms. Our growth in hockey, lacrosse and baseball and softball over the past several years exemplifies the benefits and potential of our category management structure, investment in R&D, and effective marketing to our consumers. In addition, we expect to grow our diamond sports business through territorial expansion.

Combat Sports Growth

We intend to use the COMBAT brand, its dedicated and passionate team and its intellectual property assets to grow our diamond sports business. We believe Combat Sports will continue its rapid growth in bats through an expansion of marketing and grass roots initiatives and by leveraging our unique and proprietary technologies. Combat Sports has significant experience embodied in trade secrets and know how related to prototyping and manufacturing advanced composite sporting goods and other products using proprietary software, formulations, seamless construction and precision molding processes. This knowledge enables advanced composite products to be manufactured with greater quality and efficiency, and provides a significant competitive advantage over existing and potential competitors. Combat Sports’ valuable intellectual property assets have further strengthened our industry-leading R&D capabilities across our high performance sports equipment platform while providing cost efficiencies and allowing us to expand our platform in baseball and softball.

Continue to Grow in Hockey

BAUER is the most recognized brand in ice hockey equipment and has been synonymous with the sport itself for more than 85 years. We believe that this strong brand recognition is the result of consistent brand communication, our “true to the game” authenticity, and regularly bringing to market innovative top-quality equipment with superior performance. We have the leading market share in the overall ice hockey equipment market, with an estimated 54% market share in Fiscal 2014, which is in excess of all other equipment manufacturers combined.

The following graph sets forth our estimated overall market share of ice hockey equipment sales:

Overall Market Share — Ice Hockey Equipment Sales

As the result of our continued focus on category management, product development and consistent innovation, we have increased our market share substantially from approximately 35% in 2007 and hold the #1 market share position in each of our ice and roller hockey equipment categories, with the exception of goalie equipment for which we now hold the #2 market share position. For Fiscal 2014, we estimate we had more than a 65% market share in ice hockey skates and helmets, more than a 40% market share in other key ice hockey categories (with the exception of goalie equipment for which we have greater than 35% in market share) and more than a 55% market share in roller hockey.

54% Market Share in Fiscal 2014

While we are already the leading player in ice hockey, we believe there is still a substantial opportunity to increase our market share. We intend to expand our market share in all categories, and are particularly focused on categories where we have a leading but less than 65% market share, such as sticks, the largest ice hockey product category. Historically, we have driven market share growth by introducing new products with performance improvements each year, and we intend to continue leveraging our world-class R&D and product development platform to develop high performance and innovative products that advance player performance and protection and distinguish us from our competitors.

In addition, we are utilizing Bauer Hockey’s unique position in the market to develop partnerships and initiatives to drive hockey participation growth across the world. In October 2012, Bauer Hockey, in partnership with Hockey Canada and USA Hockey, launched “Grow the Game”, a multi-faceted global initiative to add one million new players globally to the game of hockey by 2022 (double the recent industry growth rate) and increase player safety. Partnering with Hockey Canada and USA Hockey, and led by a cross-functional team, including support from Mark Messier, who joined the Bauer Hockey team in connection with the acquisition of Cascade, the initiative will take a leadership role in both growing participation and increasing player safety. The first round of pilot programs was launched in Canada this past winter and has proven to be extremely successful through innovations such as reducing the length of seasons, parent outreach and education, and cost reduction initiatives. We plan to launch an expanded program in the upcoming hockey season across Canada and are working with USA Hockey to launch a similar program in the United States. Based on our success in hockey, we see an additional opportunity to launch similar initiatives in other sports.

Grow Apparel Across All Sports

Our ice hockey, roller hockey, lacrosse and diamond sports authentic brands and product offerings provide us with an opportunity to develop and sell a comprehensive line of related apparel and accessories, including team performance and lifestyle apparel. Drawing on our experience in ice hockey, where we have successfully grown our apparel revenues at a 38% compound annual growth rate from Fiscal 2009 to Fiscal 2014, we believe we can also grow our share in each of these apparel categories in other sports.

Wholesale Hockey Apparel Sales

~$390 Million Global Market

When we acquired Inaria in 2012, we not only acquired the INARIA soccer apparel brand but also an engine to drive growth in team apparel across all sports. We are now a “one-stop shop” in this growing segment of the market through our ability to offer a full-line of team apparel products for hockey, including pro-style jerseys, practice jerseys and socks for both youth sports programs and the most elite-level teams with the #1 brand in the sport. We deliver convenience and consistent branding to a traditionally fragmented market, thus helping our retail partners to provide a fully customized service to their customers. We are expanding our team apparel offering across our high performance sports platform, including building on our iconic EASTON and cutting-edge MAVERIK brands in the diamond sports and lacrosse apparel markets, respectively, while focusing the INARIA brand on the soccer apparel market. The expansion of our team apparel capabilities in hockey under the BAUER brand has provided another lever of growth to our hockey business by combining team apparel offerings with customized equipment such as helmets and pants. Furthermore, our ability to offer full finishing and embellishment services has better positioned us to bid for the NHL apparel license in 2017, which accounts for approximately one-third of the hockey apparel market.

In addition to team apparel, we believe there is a significant opportunity to leverage our strong brand names to increase our presence and product offering in performance and lifestyle apparel. We are making significant R&D investments in apparel as well as in our equipment categories. Recent examples of products developed from these efforts include our training and base layer products for hockey utilizing the 37.5™ moisture management system and our new line of protective hockey apparel utilizing Poron®XRD™, a proprietary foam exclusively available to us for use in hockey and lacrosse. Our performance apparel business has seen the benefit of this investment and grown at a 52% compound annual growth rate from Fiscal 2009 to Fiscal 2014.

Continue Our Rapid Growth in Lacrosse

Through our CASCADE and MAVERIK brands, we estimate our lacrosse market share to be 26%, including an 85% market share in helmets. We believe our intellectual property assets (enhanced with the addition of certain lacrosse patents from the Easton Baseball/Softball Acquisition), authentic lacrosse brand names, and strong R&D and product development platform position us well to achieve overall market leadership by 2016.

We intend to continue to focus and drive growth amongst core youth (15 and under) and high school markets, which represent 39% and 54% of lacrosse participants in the United States, respectively. Similar to ice hockey and baseball, the high representation of youth in the sport provides the industry with a more frequent product replacement cycle as players grow out of their equipment.

With our CASCADE brand, we are the leading manufacturer and distributor of men’s and youth lacrosse helmets in North America. CASCADE has been able to develop its leading market position, long-term relationships with retailers and strong industry-wide brand recognition due to an efficient manufacturing process and supply chain that allows it to manufacture and ship customized products within 48 hours of order. Cascade has been the exclusive helmet sponsor of Major League Lacrosse since 1999, and 37 of the last 44 NCAA Division I lacrosse national championship finalist teams have exclusively worn CASCADE helmets. We are the exclusive helmet provider for approximately 82% of all NCAA Division I collegiate lacrosse teams, and 46 of the U.S.’s top 50 high school teams.

Our lacrosse business operates a 72,000 square-foot manufacturing facility in Liverpool, New York with multiple production lines, as well as operations in New York City and Exeter, New Hampshire. As most of our lacrosse business’ component suppliers and vendors have facilities located within 300 miles of the Liverpool facility, we are able to manufacture and ship individualized products within a 48-hour turnaround time from order confirmation. We intend to maintain our factory custom competitive advantage while ensuring our lacrosse business continues to provide its specialty dealers and retailers with strong customer service and product customization capabilities, which are particularly important for the many school and travel lacrosse teams that customize the color schemes of their helmets as part of the team uniforms. These unique attributes have enabled our lacrosse business to develop long-term relationships with its retailers while also building strong industry-wide brand recognition. We manufacture and deliver all of our lacrosse helmet products to retailers and other distributors through our facility in Liverpool, New York and our lacrosse equipment products through our third party facility in Aurora, Illinois.

Beyond increasing market share in our current men’s lacrosse categories, we see substantial opportunity to expand our presence in women’s lacrosse and in lacrosse team apparel by leveraging the combined product innovation and research capabilities of the Company. We launched women’s lacrosse equipment in 2013, are well positioned to deliver advancements in women’s head protection as a result of CASCADE’s leadership position in helmets and recently launched MAVERIK branded lacrosse uniforms through a targeted strategy incorporating our team apparel capabilities and Cascade’s strong customization-based customer relationships.

Continue to Pursue Strategic Acquisitions

We have repeatedly used our world-class performance sports product platform to grow our business into new performance equipment and apparel categories and sports markets. Our successful acquisition and integration of six businesses since 2008 has demonstrated our ability to identify targets and integrate acquired businesses. We are continuing to explore a number of potential near-term opportunities to complement our organic growth. When evaluating potential targets, we look for the ability to leverage our world-class performance sports platform, existing or potential market leaders, authentic brand equity and heritage and sports that demand high quality, innovative performance products. We are disciplined in our approach and have foregone many acquisition opportunities that did not satisfy our criteria.

Products

Hockey

We offer a complete line of head-to-toe performance-driven equipment under the BAUER and MISSION brands for players in every major ice and roller hockey market in the world. As shown below, our equipment offerings include skates, sticks, protective equipment, helmets and goalie equipment for both ice and roller hockey. Our ice hockey products are sold at various price points and are developed for and targeted to three performance levels:

•                  “Elite” — For professional and non-professional elite players, including players in the NHL and other professional leagues around the world who will pay a premium price for the best performing equipment

•                  “Performance” — For high level players (typically between the ages of 12 to 22) who buy technically advanced equipment that provides a competitive edge

•                  “Recreational” — For recreational players of all ages who seek comfort and value

We have been able to drive market share growth by introducing new products with performance improvements each year in most of our equipment categories, alternating three sub-brands of products for ice hockey, the VAPOR, SUPREME and NEXUS lines. Through this strategy, we have grown sales by creating excitement and dialogue at the retail level with retailers and consumers, maintaining a significant advantage over competitors who introduce new products less frequently.

Product Type	2014 Market Position	Primary Characteristics and Performance Features

ICE HOCKEY
Skates	#1

•                  Three sub-brands of skates (VAPOR, SUPREME and NEXUS) that are tailored to different skating style and provide unique fit characteristics

•                  Multiple patented boot construction methodologies highlighted by the Company’s elite level 3D-lasting boot construction that optimizes player performance based on skating style and fit characteristics

•                  TUUK LIGHTSPEED EDGE holder technology provides the player with increased turning radius and the ability to remove and insert a new runner in seconds

•                  Approximately 72% of NHL players wore BAUER skates during the 2012/2013 NHL season

Sticks	#1

•                  Three sub-brands of sticks (VAPOR, SUPREME and NEXUS) that utilize different technologies to offer players distinct shapes, flex points, blade constructions, and shaft textures — all designed to optimize performance for each individual player

•                  The elite sticks utilize many patented and exclusive technologies making what the Company does best-in-class and difficult to replicate. Some of these technologies are utilized in its performance and recreational products as well

•                  The new PRODIGY family of sticks is designed with the first-time hockey player and first- time hockey family in mind focusing on making the experience as enjoyable as possible. Key factors include: three heights with their own specific flexes, an end plug that replicates a taped stick end and simple graphic instructions on the blade and handle to demonstrate how to tape a stick

•                  MYBAUER.com offers individual players the opportunity to order a custom stick from a broader menu of colors, curves, flexes and a custom “name bar”

Protective	#1

•                  Three sub-brands of gloves that deliver unique fits to meet player preferences

•                  Three sub-brands of shoulder pads, elbow pads and shin pads and two sub-brands of pants that utilize different technologies to deliver distinctly different levels of fit, protection and mobility

Helmets	#1

•                  12 fully certified helmets, utilizing over seven exclusive and/or patented different impact absorbing liner materials and multiple tool-free fit adjustment mechanisms to deliver optimal protection through fit characteristics and lab tested impact

•                  Advanced protection is combined with a streamlined design, aggressive styling and improved ventilation for elite protection and performance

•                  Patented SevenTech™ impact attenuation helmet liner system featuring Poron®XRD™, along with the ProFit2™ system, a 15-point micro adjustment for a customized fit, makes the IMS 11.0 helmet another pinnacle BAUER offering

•                  RE-AKT 100 helmet features patented technologies such as the SUSPEND-TECH 2 system, SevenTech™ impact attenuation helmet liner, exclusive materials such as Poron®XRD™ and VTX foam and over 500 team color combinations

Goalie	#2

•                  BAUER offers two distinct series of goalie protective gear (leg pads, gloves & blockers) that meet the needs of goalies from the pond to the NHL. Built into all BAUER protective gear is an industry leading amount of customization and adjustability

•                  BAUER is the official goalie mask of the NHL. With the widest assortment of styles, fits, designs and levels of protection, BAUER is the #1 goalie mask worldwide

•                  BAUER is the market leader in goalie skates, with two sub-brands of goalie skates that offer goalies the latest in weight and technology or classic fit and performance

•                  BAUER is the #1 composite goalie stick in the NHL

ROLLER HOCKEY
Roller Hockey	#1

•                  Roller hockey specific design and technology featuring ventilated toe caps, quarters and tongue to keep players’ feet cool on the court

•                  Patented HI-LO Chassis technology optimizes agility and overall performance

Baseball and Softball

With the EASTON and COMBAT brands, we now offer a broad line of baseball and softball equipment for all ages and levels of skill. Our equipment and accessories (bats, gloves, protective equipment and apparel) for athletes and enthusiasts at all levels of competition serve the professional, inter-scholastic, and recreational levels of the diamond sports market across a variety of price points.

Product Type	2014 Market Position	Primary Characteristics and Performance Features

BASEBALL AND SOFTBALL
EASTON Bats	#1

•                  Patented technologies for composite 2-piece, aluminum-composite hybrid and one piece aluminum bats deliver a product range that offers players distinct bat swing weight (MOI), flex and barrel size to match their swing and optimize power at the plate

•                  New 360° rotating Torq handle technology relieves stress on the wrist and hamate bone and allows batters to get to more pitches, more often with more power

•                  MAKO design technology combines the fastest swinging bats on the market with large barrels, so hitters can deliver a larger sweet spot to the hitting zone with more speed and power

•                  CXN 2-piece conneXion technology optimizes flex and absorbs shock for improved bat whip and a smoother feel at impact

Bags	#1

•                  EASTON equipment bags deliver sport utility, which is functional durability with iconic style. We offer a complete range of backpacks, wheeled bags, totes and duffles that deliver features, functionality and durability designed to the specific needs and payload requirements of the baseball and softball athlete

Batting Helmets	#1

•                  EASTON batting helmets deliver protection approved by the National Operating Committee on Standards for Athletic Equipment (“NOCSAE”) for all levels of play, along with the low-profile classic look preferred by baseball and softball athletes from tee ball to the highest level of NCAA college play

Catcher’s Protective	#1

•                  Easton Baseball/Softball offers a full range of catcher’s protective gear that is inspired by the extreme athleticism and agility required to play this critical position. Every design detail and every material used is in pursuit of improving the athletes range of motion, while delivering protection and style

COMBAT Bats	n/a

•                  Exclusive Precision Molding Technology uses computer controlled tooling to define both outer and inner barrel diameters with precision control and accuracy. This leads to an exceptionally consistent product

•                  Use of Seamless Construction Technology, a process by which thousands of continuous strands of fiber run “seamlessly” from knob to end cap on the bat. This leads to increased durability and supreme performance over a wider area of the bat, one of the contributing factors to Combat Sports’ 20% larger “sweet spot” than its closest competitor

•                  One Piece bats are ideal for the players who want to “feel” the bat working as well as the stronger player with higher swing speed who requires the stiffness that a One Piece bat provides

Lacrosse

With our MAVERIK and CASCADE brands, we offer a comprehensive line of lacrosse equipment for all ages and levels of skill.

Product Type	2014 Market Position	Primary Characteristics and Performance Features

LACROSSE
Helmets	#1

•                  CASCADE’s lacrosse helmet offering is comprised of five models of men’s and youth lacrosse helmets, which can be collectively customized with over 750,000 different color combinations

•                  The R helmet marks the most advanced impact management system Cascade has ever created. The patented SevenTech™ liner combined with Poron®XRD™ Foam addresses both high and low energy impacts

Heads and shafts	#3

•                  Heads that cater to all player levels and regulatory requirements. The Company’s newest heads, the OPTIK and the TANK build off of the METRIK, and are all made in the United States. Designed and engineered for maximum stiffness and durability. Complementing the METRIK’s LEVEL 3 Bottom Rail and a DUAL DESIGN SCOOP for the perfect blend of power and accuracy, the OPTIK is made with a LEVEL 2 bottom rail and is developed for the Attack position designed for a quick release with power. The Tank has a LEVEL 5 bottom rail designed for the Defensive player looking for instant control off the ground. The METRIK is made with a LEVEL 3 Bottom Rail and a DUAL DESIGN SCOOP for the perfect blend of power and accuracy

•                  Top quality materials highlight the Company’s advanced and expert level shafts with 3 distinct shapes to elevate your game. Titanium, scandium and 9000 series aluminum provide one of the most durable and lightweight sticks on the market. Our new revolutionary Adjustable Butt End (ABE) allows players to adjust hand position along the shaft for a custom feel

Protective and Gloves	#3

•                  New for 2015, the Company’s protective lines include 37.5 technology liners allowing for faster evaporation of heat and sweat from the player. Maximum protection, comfort and flex are available across all of the Company’s protective lines. Designed with DILLO flex technology, its Expert and Advanced level protective products allow for compact and lightweight pads and gloves that bend with the player

•                  New in 2015, gloves include Ax Suede palms which provide a soft and natural feel with increased durability over traditional palm materials. Expert, advanced, intermediate and beginner gloves are all designed for comfort, performance and durability. Utilizing seamless palms, DILLO flex technology and lightweight materials, the Company’s gloves provide the player with proper fit and protection

Team and Other Apparel

We invest in best-in-industry R&D apparel expertise, which we combine with our in-depth knowledge. We pay attention to the details that others may overlook and ensure our product is expertly tailored to the hockey athlete’s movements and environment, making our apparel comfortable and allowing the player to focus on his or her game.

For example, 37.5™ technology performs as an active next-to-skin layer that helps regulate a hockey player’s body heat at base layer, the foundation of a hockey player’s equipment where body temperature and humidity levels can best be managed. Unlike traditional wicking fabrics which become saturated under equipment, 37.5™ is the fastest drying fabric in hockey. The technology uses the body’s heat to evaporate sweat. Keeping fabric dry for as long as possible keeps an athlete’s body temperature down, which provides more energy over a longer period of time. This technology is exclusive to the Company in the sport of hockey and featured in all of our premium and elite products. We expect to expand the use of this material into other hockey apparel as well as apparel used in other sports.

Product Type	2014 Market Position	Primary Characteristics and Performance Features

Apparel
Jock Short	n/a

•                  Our Premium Lockjock® short features 37.5™ technology, as well as a patented twin-band suspension system that locks the cup against the torso, while providing full range of mobility for the skater’s legs

Training Apparel	n/a

•                  New training apparel features the 37.5™ technology as well as soft comfortable fabrics

•                  Offering includes long and short sleeve tops and training shorts that all have a comfortable relaxed fit that moves with the athlete during rigorous dry-land training; and are offered in a range of classic and vibrant athletic colors

Neck Protect	n/a

•                  Performance base layer has a signature “hockey fit” that contours to an athlete’s physique during play; premium and elite products feature our best, lightweight stretch materials and styling details

•                  Exclusive, patented NeckProtect products provide certified neck protection with Kevlar® brand threads at neck and clavicle

Protective Apparel	n/a

•                  Exclusive protective apparel combines performance base layer with 37.5™ technology and the soft, flexible but superior protection of Flexorb; Flexorb (made from G-Form™ Reactive Protection Technology) pads are strategically designed and placed to protect vulnerable zones on the hockey player and goalie. The pads are waterproof, resulting in a washable garment. Shown is the Flexorb Goalie pant

•                  Base layer has a signature “hockey fit” that contours to an athlete’s physique during play; premium and elite products feature our best, lightweight stretch materials and styling details

Skate Socks	n/a

•                  Our second generation cut-resistant sock features Dupont’s newest and strongest yarn on the market — steel fiber wrapped in Kevlar® fiber, then blended with 37.5™ technology

•                  The sock is surprisingly soft, with good stretchability and comfort, while providing unsurpassed protection against skate blade cuts to the foot and ankle; all BAUER skate socks incorporate details and features for optimum fit and comfort in the skate boot

800 Series Jersey/Sock	n/a

•                  Our most popular design choice for associations and travel hockey programs. This mid- weight jersey was developed to withstand the wear and tear of an entire hockey season, while offering great breathability and a true hockey inspired fit

1000 / 800 Custom Jerseys	n/a

•                  Our 1000 or 800 series allows teams to select a base design from over 38 options, then color the jersey up to match the team’s colors. Teams can choose from multiple fabric options depending on the needs of the uniform

•                  We have spent countless hours ensuring the colors chosen will directly match BAUER pants, gloves, helmets, ensuring the team will have one unified look on ice

MAKO Pant	#2

•                  MAKO apparel is inspired by the concept of natural movement equals speed. The new men’s MAKO pant uses a new poly-blend fabric that is supple yet the most durable pant in our line up for great functionality and comfort. MAKO is a true Pro-grade pant with numeric waist and inseam sizing that also features Scotchguard™ stain release

MAKO Sliding Group	#3

•                  The MAKO sliding group delivers outstanding comfort and range-of-motion, employing a technical design of Lycra-compression fabric for faster muscle recovery with stretch-mesh panels for ventilation and mobility. Both the MAKO Sliding Short and Performance Top feature a Sealon® appliqué that creates a slip-layer between the pant and slider for state-of-the-art protection and abrasion resistance while sliding

Batting Jackets	#3

•                  Easton Baseball/Softball’s M9 Cage Jacket offers an athletic fit with stretch-mesh panels for ventilation and mobility. With a 6” front zipper, a draw cord at the waist and set-in zip closure pockets, the M9 Cage Jacket delivers the style, comfort and durability required for the intensity of hard-core batting cage workouts

Fastpitch Apparel	#3

•                  Easton Baseball/Softball’s new Fastpitch apparel is built on the same MAKO design platform for natural movement and speed. The MAKO pant delivers the snug fit preferred by athletes, with all the comfort and durability of the MAKO poly-blend fabric

•                  The M7 slider, engineered to work as a system with our MAKO pant, uses true compression fabric for faster muscle recovery and a back mesh panel for ventilation, mobility and fit

Customers

Our customer base spans over 5,000 retailers in Canada, the United States, the Nordic countries and more than 60 distributors. We sell our products through diverse channels of distribution including: (i) specialty retailers that cater to sports enthusiasts who typically seek premium products at the highest performance levels, (ii) national and regional full-line sporting goods retailers and distributors (“big box”), (iii) institutional buyers such as educational institutions and athletic leagues, and (iv) mass retailers that offer a focused selection of products at entry-level and mid-level price points.

In Fiscal 2014 (excluding Easton Baseball/Softball related revenue), approximately 42% of our total sales were in the United States, approximately 33% were in Canada, and approximately 25% were in the rest of the world. The combined Company (including Easton Baseball/Softball related revenue) would have generated approximately 57% of sales in the United States, approximately 25% in Canada and approximately 18% in the rest of the world.

Our ten largest customers together accounted for approximately 42% of the Company’s sales in Fiscal 2014, with one customer accounting for 14% of our sales.

Bauer Hockey sells directly to our customers in Canada, the United States, and the Nordic countries. In Fiscal 2014, approximately 83% of our ice hockey equipment sales were to these markets.  In these jurisdictions, our customers are typically independently-owned specialty hockey retail stores and large sporting goods retailers. Bauer Hockey sells through distributors outside North America and the Nordic countries. In Fiscal 2014, approximately 17% of our ice hockey equipment sales were to distributors representing over 1,000 retail outlets globally, providing us access to the world’s largest hockey markets outside North America and the Nordic countries. We believe that larger, more established equipment manufacturers like Bauer Hockey are able to more effectively serve the spectrum of retail channels globally, through established relationships and developed distribution capabilities.

Our lacrosse business exclusively sells its products through dealers and retailers, with minimal direct sales to end-consumers. In Fiscal 2014, approximately 91% of our lacrosse revenues were generated from lacrosse specialty and independent dealers, who then sell through to individuals, teams and institutions. The remaining 9% of our lacrosse revenues were from big box retailers and sporting goods retail chains, primarily on an exclusive basis. Through our grassroots and product-focused marketing approach, we have developed a diverse lacrosse customer base, with no customer representing more than 12% of total Fiscal 2014 sales.

Combat Sports’ sales and distribution network focuses primarily on North America. Combat Sports’ customers are made up of online stores, big box retailers, sporting goods chains and baseball specialty dealers. Baseball revenues are also generated via direct sales to end-consumers through team buy-in programs. Combat Sports’ products are geared towards the high-end baseball and softball market which is currently served by the various retailers described above. This range allows for a wide variety of customers.

Easton Baseball/Softball’ sales and distribution network focuses primarily on North America. Easton Baseball/Softball’s customers are made up of online stores, big box retailers, sporting goods chains and baseball specialty dealers. Easton Baseball/Softball’s products are geared towards the high-end baseball and softball market which is currently served by the various retailers described above. This range allows for a wide variety of customers.

Inaria sells its products directly to teams and associations. In Fiscal 2014, approximately 70% of revenues were generated in Canada. The primary soccer product being sold is a “player kit” that includes a jersey, a short and a matching sock for each member of the team or association. Each player kit is sized and personalized with team identifiers and numbering. Revenue is also generated from supplemental products such as off-field apparel, balls, bags and coaching accessories.

Research and Development

We have a disciplined, rolling, multi-year product development program through which we bring hundreds of new products to market annually across all of our sports. To support the successful execution of our new product launches, we (i) fully integrate our manufacturing partners into our R&D program, (ii) incorporate advanced materials into our product design to create lighter, more durable products, (iii) maintain a strong focus and discipline on cost management, and (iv) heavily test prototypes throughout the development phase, including utilization lab tests and on-ice/on-field trials by elite and high level players. We believe that this collaborative process yields superior equipment and performance apparel.

Our five-year product innovation agenda can be depicted as follows:

Our Five-Year Product Innovation Agenda

Our brands were founded on and exemplify the principles of performance, innovation and quality. We constantly strive to improve product performance and reduce costs through the use of biomechanical research, high performance materials, efficient manufacturing processes and valuable consumer insights. We believe that the application of next generation manufacturing technology solidifies our position as the industry leader in ice, roller hockey and baseball/softball equipment and will continue to drive the MAVERIK and CASCADE brands in lacrosse. We have been combining relevant technologies, where applicable, across all of our sports to strengthen our equipment offerings. For example, there are substantial performance and protective attributes of our hockey and lacrosse helmets that do not yet exist in baseball helmets and we believe we can develop better products with higher price points on the strength of the EASTON brand, allowing us to expand market share and increase our revenues.

We work closely with athletes at all levels to provide insights that help us develop new equipment, including some of the world’s top professionals. In hockey, we have exclusive partnerships with NHL athletes such as Patrick Kane, Alexander Ovechkin, Steven Stamkos and Henrik Lundqvist who wear BAUER equipment exclusively and also work with us to provide insight and guidance to our industry leading R&D team as we develop the most advanced hockey equipment in the industry. We believe that this collaborative process yields superior ice and roller hockey equipment and by partnering with elite athletes in all of our sports will yield similar benefits for our lacrosse, baseball and softball businesses. The following table shows examples of some of our recent product launches across sports since May 2012:

Recent Product Launches

Global Manufacturing, Sourcing and Distribution

Sourcing and Manufacturing

We have an established comprehensive manufacturing platform with our key suppliers, primarily with facilities in Canada, China, Thailand and Vietnam, where most of our hockey equipment and related apparel is produced exclusively for us at what we believe to be low costs. We have excellent long-term relationships with our manufacturing partners and vendors, whom we fully integrate into our R&D and product development programs.

Bauer Hockey manufactures the majority of its hockey equipment with an exclusive vendor base. Over 90% of our overseas production is located in China and Thailand. The remainder of our hockey products are manufactured either at non-exclusive facilities or at our in-house manufacturing facility in St. Jerome, Québec. Quality control for our products manufactured in Asia is maintained from St. Jerome, Québec. The Company is in the process of constructing a new world-class research, design and development facility in Blainville, Quebec, which will provide the Company with state-of-the-art technologies, a new lab and additional resources to continue to meet the increasing demands of our growing business and athletes around the world. Management anticipates that this project will be completed in Fiscal 2015. We also have an office in Taichung, Taiwan, where we have a dedicated staff responsible for liaising with internal resources located in Thailand and China and with our vendors regarding production.

Our suppliers and manufacturers are contractually bound by strict security and privacy provisions to ensure the protection of our proprietary trade secrets. We have agreements with our manufacturing partners that renew automatically every two years, and many of our manufacturing relationships are greater than 10 years in length and, in some cases, over 30 years. In the event there are performance issues with our manufacturers, we retain the right to terminate any of our agreements with no more than 30 days’ notice. In our core product categories, we dual-source many products to mitigate any risk of supply disruptions. In addition, we employ strategies with our vendors to reduce the variability of material price increases over certain time periods.

We believe that we have one of the lowest manufacturing costs amongst our equipment competitors based on our manufacturing scale and infrastructure, coupled with our distribution network and R&D processes. We strive to obtain the lowest costs for materials and manufacturing of our products. In doing so, we seek alternative sources of supply and manufacturing capacity in existing and new markets.

We operate a 72,000 square feet manufacturing facility in Liverpool, New York, with multiple production lines for lacrosse and ice hockey helmets. For MAVERIK branded lacrosse products, we source primarily from suppliers in China, Vietnam, and Taiwan. For uniforms, we source raw materials and work-in-process primarily from suppliers in Asia and finish production at a facility in Toronto, Ontario. Our Combat Sports business manufactures substantially all of its finished goods at the Ottawa, Ontario manufacturing facility.

Easton Baseball/Softball manufactures 100% of its composite bats with an exclusive vendor located in China. The remainder of the baseball and softball products are manufactured in non-exclusive facilities that are located throughout Asia, China, Thailand, Indonesia and Vietnam. A very small percentage of Easton Baseball/Softball products are sourced through vendors based in the United States. A majority of our EASTON branded wood bats are manufactured in our Van Nuys, California facility.

Scalable Global Operating Platform

5,000+ Retailers & 60+ Distributors with Global Sales,

Distribution & Manufacturing Footprint

Distribution

Our ice and roller hockey products are sold in over 60 countries through a distribution network of more than 2,400 retailers and distributors worldwide. We distribute our products to retailers and other distributors through our facility in Mississauga, Ontario, as well as through third-party logistics providers in Aurora, Illinois and Boras,

Sweden. Our lacrosse products and whitewater helmets are sold in 10 different countries through a distribution network of more than 600 retailers and distributors worldwide. INARIA branded soccer products are sold directly to teams, clubs and associations across North America. All products are embellished and shipped from our 40,000 square feet facility located in Toronto, Ontario. Easton Baseball/Softball and Combat Sports’ products are sold through a distribution network of more than 1,700 retailers and distributors in North America and Europe. With the Easton Baseball/Softball Acquisition, we have added the Salt Lake City, Utah distribution facility and a third-party logistics provider in Memphis, Tennessee. We anticipate that we will utilize the Salt Lake City facility for both baseball and hockey distribution, given the facility’s historical experience handling hockey equipment for BRG Sports.

Facilities

Our sales and distribution offices are located worldwide as shown in the table below.

Location	Type	Facility Size (Approx. Sq. Ft.)	Leased/Owned	Expiration
Exeter, New Hampshire	Global Headquarters	55,000	Leased	April 30, 2023
St. Jerome, Quebec	R&D and manufacturing	77,000	Leased	March 5, 2015
Blainville, Quebec	R&D and manufacturing	98,000	Leased	February 28, 2030
Mississauga, Ontario	Sales, marketing and distribution	145,000	Leased	September 30, 2016
Vantaa, Finland	Sales	4,600	Leased	June 30, 2015
Gothenburg, Sweden	Sales, administration and marketing	8,700	Leased	September 30, 2014
Rosenheim, Germany	Sales and marketing	3,800	Leased	May 31, 2015
Taichung, Taiwan	Asia sourcing	10,000	Leased	May 15, 2015
Irvine, California	Roller hockey sales and marketing	3,900	Leased	December 31, 2014
New York, New York	Lacrosse sales and marketing	6,000	Leased	March 31, 2016
Liverpool, New York	Lacrosse and hockey (all functions)	72,000	Leased	May 31, 2016
Toronto, Ontario	Apparel	40,000	Leased	January 6, 2017
Kent, Washington	Baseball and softball	13,600	Leased	December 31, 2014
Ottawa, Ontario	Baseball and softball	18,000	Leased	December 31, 2018
Salt Lake City, Utah	Baseball and softball	140,000	Leased	November 30, 2017
Van Nuys, California	Baseball and softball	54,000	Leased	January 1, 2016
Bentonville, Arkansas	Baseball and softball showroom	820	Leased	April 13, 2017

Environment

We are not aware of any material environmental problems with respect to any of our operations or facilities. Existing applicable environmental laws and requirements have not had any adverse financial or operational effects on our capital expenditures, earnings or competitive position and we do not anticipate that continuing compliance with such laws and requirements will have a material adverse effect upon our expenditures, earnings or competitive position in future years.

Intellectual Property

We have an extensive portfolio of intellectual property which creates a strategic competitive advantage and can be applied to new performance equipment sports categories. Our portfolio includes 627 patents (including design patents and patents pending). We protect our technologies, products and brands under the patent, copyright and trademark laws of those countries in which we do business.

Our extensive intellectual property portfolio is highlighted by the following assets that provide product performance for players and help protect key features of our innovative products:

•                                          The construction of a skate boot — multiple patents that (i) define the use of a plastic insert in the boot, (ii) define a one-piece construction, and (iii) define the method of lasting the skate. Ongoing evolutions and patent protection continue to provide significant barriers to entry for existing competitors and all newcomers.

•                                          TUUK skate blade holder — the leading skate blade holder trademark registrations have been and continue to be vigorously and successfully defended. While the product evolutions provide an unmatched feel and performance, the trademark registrations have also restricted competitors from developing a product that could even be visually mistaken for the TUUK skate blade holder.

•                                          TUUK LIGHTSPEED EDGE HOLDER - a patented holder design that allows players the ability to quickly and easily change out their steel without having to take off their skates or come out of the game.

•                                          Base Layer Shirt with Integrated Neck Protection — as momentum builds for mandatory use of neck protection across more countries and levels of play, these patents provide the exclusive ability to permanently attach standardized cut-proof neck protection to a baselayer undershirt.

•                                          Easton Torq Bat — new, patent pending, 360 degree rotating Torq handle technology addition to the Mako bat line which allows the batters’ hands to rotate naturally allowing them to get to the zone faster and stay in the zone longer.

•                                          Lateral Displacement Shock Absorbing Material - SevenTech™ - Our unparalleled impact attenuation helmet liner was matched for the first time with Poron®XRD™ for improved low impact management in the R-Helmets. Combined with the Cascade design DNA and adjustable fit systems for the helmets, this patented technology continues to drive the Cascade brand as a leader in lacrosse and provides proven performance to the player.

•                                          HI-LO chassis for roller hockey — the unparalleled standard for performance in roller hockey, the patents provide the ability to use two back wheels that are larger than the two front wheels.

Our intellectual property portfolio is highlighted by the following assets that provide product performance for players and help protect key features of our innovative products:

•                                          High performance composite baseball bats - multiple patents that (i) define the use of various fibers and angles in a composite bat laminate (ii) define a set of physical properties that allow a bat to achieve a high performance with minimal vibration, and (iii) defines a novel layer of three-dimensional reinforcement that imparts greater durability.

•                                          A family of inserts to impart various desired characteristics on a family of modular bats - a patent that defines a set of differentiated inserts that can be used inside a common frame to impart specific properties for particular bats, such as a wider sweet spot, higher durability, or lighter weight.

•                                          We have significant experience embodied in many trade secrets related to manufacturing advanced composite sporting goods and other products using our proprietary seamless construction and precision molding process. This knowledge enables many advanced composite products to be manufactured with greater quality and efficiency and provides a significant competitive advantage over existing and potential competitors.

In addition, we own a significant number of trademarks including BAUER, SUPREME, NEXUS, MISSION, MAVERIK, CASCADE, INARIA, COMBAT, EASTON and MAKO. Other significant trademarks include COOPER, ITECH, JOCK PLUS and TUUK, as well as LANGE, MICRON, DAOUST, MEGA, LASER, and FLAK.

At the time of the sale of the Bauer Hockey Business by Nike, Nike granted to us an exclusive, worldwide, royalty-free, perpetual limited license to use the VAPOR brand in connection with the manufacture and sale of certain products, subject to the terms and conditions set out in the Vapor License Agreement. See “Material Contracts — The Vapor License Agreement”. Pursuant to a co-existence agreement, Nike assigned to us its ownership of the SUPREME brand with respect to hockey and skating equipment and related apparel.

Information Technology

We use our information systems to manage our customer orders, deliveries and manufacturing processes. We primarily operate a global SAP infrastructure. We have a North American integrated business-to-business system for our sales representatives and retailers, BauerBiz, which facilitates approximately 80% of our hockey-related orders. Along with other business systems, these tools provide business process support and intelligence across our entire integrated business process, from concept to consumer. In order to protect our ability to conduct business, several risk mitigation techniques are used across our hardware and network equipment, and telecommunications.

Employees and Culture

We have an innovative and energetic culture. Our entire Performance Sports Group team is passionate about our brands, our businesses, ice and roller hockey, lacrosse, baseball and softball and sports in general. Most of our employees are involved in hockey, lacrosse, or baseball and softball outside of work in one manner or another. Our employees’ commitment and dedication to our company is supported by their significant length of service. Our employees have been with the Company an average of approximately 8.0 years.

As of May 31, 2014, the Company had 819 employees globally. By function, these employees are in Customer Service (71), Distribution (139), Factory (158), Foreign Sourcing (14), Product/R&D (147), Sales (74), Marketing (45), and Administrative (171). By location, these employees are in Canada (360), U.S. (400), Taiwan (20), Sweden (25), Germany (8), and Finland (6). By line of business, these employees are in hockey and shared services (452), baseball and softball (239), lacrosse (72), and apparel (56).

No employees in the United States are represented by any labour union or covered by a collective bargaining agreement. In Canada, certain of our employees are represented by unions. In Mississauga, Ontario, approximately 54 of our employees belong to the Glass, Molders, Pottery, Plastics and Allied Workers International Union and are subject to a three-year collective bargaining agreement expiring on July 6, 2017. In St. Jerome, Québec, 32 of our full time employees are members of the United Steelworkers Union of America and are subject to a five-year collective bargaining agreement expiring on November 30, 2017.  We have not experienced any labour-related work stoppages and we believe that our relationship with our employees is good.

Seasonality

Our business demonstrates substantial seasonality, although this seasonality has been reduced as a result of the Easton Baseball/Softball Acquisition.

Generally, our highest sales volumes for hockey occur during the first quarter of our fiscal year. Our next highest sales volumes for hockey, occur during the second quarter of our fiscal year. Our lowest sales volumes for hockey occur during the third quarter of our fiscal year. In ice hockey, we have three sub-brands of products — VAPOR, SUPREME and NEXUS. In certain fiscal years, we have launched new products under more than one sub-brand. The launch timing of our products may change in future periods.

In lacrosse, our highest sales volumes for MAVERIK and CASCADE products occur in the second and third fiscal quarters.

In baseball/softball, our highest sales volumes for EASTON and COMBAT products occur in the third and fourth fiscal quarters. The seasonality of our baseball/softball businesses will substantially reduce the seasonality of our overall business.

The shipment of INARIA soccer products occurs substantially in the first and fourth fiscal quarters. We expect our team apparel revenues, including uniforms for ice hockey, roller hockey, lacrosse and other team sports, to align with the underlying sports’ selling seasons as we expand our team apparel offering. In addition, these custom team orders are typically fulfilled within a 30 to 60 day turnaround time, so the visibility to customer orders in advance is limited.

The following table reflects the seasonality of net revenues for each of the quarters in the three most recent fiscal years:

	Percent of Fiscal Net Revenues
Fiscal Year	Three Month Period Ended August 31	Three Month Period Ended November 30	Three Month Period Ended February 28	Three Month Period Ended May 31
2014	34.5%	26.2%	13.9%	25.4%
2013	37.1%	27.4%	13.8%	21.7%
2012	38.0%	26.8%	13.8%	21.4%

DESCRIPTION OF CAPITAL STRUCTURE

The following description of our share capital summarizes certain provisions of our Articles. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles.

General

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Proportionate Voting Shares. As of the date hereof, the Company has 39,653,208 issued and outstanding Common Shares and 4,325 issued and outstanding Proportionate Voting Shares, or an equivalent of 43,978,208 Common Shares (assuming the conversion of all Proportionate Voting Shares into Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share).

Equity Shares

Except as described herein, the Common Shares and the Proportionate Voting Shares have the same rights, are equal in all respects, and are treated as if they were shares of a single class.

Conversion Rights

Common Shares may at any time, at the option of the holder, be converted into Proportionate Voting Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share. Each issued and outstanding Proportionate Voting Share may at any time, at the option of the holder, be converted into 1,000 Common Shares. Except as provided for below, no fractional Equity Shares will be issued on any conversion of another class of Equity Share. See “— Take-Over Bid Protection” below.

Immediately at the time that none of the initial holders of Proportionate Voting Shares and their affiliates beneficially owns, controls or directs, directly or indirectly, any Proportionate Voting Shares: (i) all issued and outstanding Proportionate Voting Shares will automatically convert into Common Shares on a one to 1,000 basis; (ii) the right of holders of Common Shares to convert their Common Shares into Proportionate Voting Shares under the Articles will be terminated; (iii) all authorized and unissued Proportionate Voting Shares shall automatically convert into authorized and unissued Common Shares on a one to 1,000 basis; and (iv) the Board of Directors shall not thereafter be entitled under the Articles to issue any Proportionate Voting Shares.

Liquidation Entitlement

In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among the holders of the Company’s Common Shares and Proportionate Voting Shares (“Shareholders”) for the purpose of winding-up its affairs, whether voluntarily or involuntarily, Shareholders are entitled to participate in the remaining property and assets of the Company available for distribution to Shareholders on the following basis, and otherwise without preference or distinction among or between such Equity Shares: each Proportionate Voting Share will be entitled to 1,000 times the amount distributed per Common Share. See “— Conversion Rights” above.

Dividend Rights

Each Equity Share is entitled to dividends if, as and when declared by the Board of Directors, on the following basis, and otherwise without preference or distinction among or between such Equity Shares: each Proportionate Voting Share will be entitled to 1,000 times the amount paid or distributed per Common Share. See “— Conversion Rights” above.

Voting Rights

The Common Shares carry one vote per share for all matters coming before Shareholders and the Proportionate Voting Shares carry 1,000 votes per share for all matters coming before Shareholders.

Unless a different majority is required by law or the Articles, resolutions to be approved by Shareholders require approval by a simple majority of the total number of votes of all Equity Shares cast at a meeting of Shareholders at which a quorum is present, with holders of Common Shares entitled to one vote per share and holders of Proportionate Voting Shares entitled to 1,000 votes per share.

Shareholders are entitled to receive notice of any meeting of Shareholders of the Company, and to attend and vote at those meetings, except those meetings at which holders of a specific class of shares are entitled to vote separately as a class under the BCBCA.

Variation of Rights

The rights, privileges, conditions and restrictions attaching to any Equity Shares may be modified if the amendment is authorized by not less than 66 2/3% of the total number of votes cast at a meeting of Shareholders duly held for that purpose. However, if the holders of Proportionate Voting Shares, as a class, or the holders of Common Shares, as a class, are to be affected in a manner materially different from such other class of Equity Shares, the amendment must, in addition, be authorized by not less than 66 2/3% of the total number of votes cast at a meeting of the holders of the class of Equity Shares which is affected differently.

Subdivision or Consolidation

No subdivision or consolidation of the Common Shares or Proportionate Voting Shares may be carried out unless, at the same time, the Common Shares or Proportionate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each class of Equity Shares.

Sale of All or Substantially All of the Company’s Assets

Pursuant to the Articles, the Company may not sell, lease or otherwise dispose of all or substantially all of its assets, other than in the ordinary course of business, unless authorized by not less than 66 2/3% of the total number of votes cast at a meeting of the Shareholders, voting as a single class.

Take-Over Bid Protection

In addition to the conversion rights described above, if an offer (the “Offer”) is being made for Proportionate Voting Shares where:

(a)                                 by reason of applicable securities legislation or stock exchange requirements, the Offer must be made to all holders of the class of Proportionate Voting Shares; and

(b)                                 no equivalent Offer is made for the Common Shares,

the holders of Common Shares have the right, at their option, to convert their Common Shares into Proportionate Voting Shares for the purpose of allowing the holders of the Common Shares to tender to that Offer.

In the event that holders of Common Shares are entitled to convert their Common Shares into Proportionate Voting Shares in connection with an Offer pursuant to (b) above, holders of an aggregate of Common Shares of less than 1,000 (“Odd Lot”) will be entitled to convert all but not less than all of such Odd Lot of Common Shares into a fraction of one Proportionate Voting Share, at a conversion ratio equivalent to 1,000 to one, provided that such conversion into a fractional Proportionate Voting Share will be solely for the purpose of tendering the fractional Proportionate Voting Share to the Offer and that any fraction of a Proportionate Voting Share that is tendered to the Offer but that is not, for any reason, taken up and paid for by the offeror will automatically be reconverted into the Common Shares that existed prior to such conversion.

DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its Equity Shares. The Company currently intends to use its earnings to finance the expansion of its business and to reduce indebtedness. Any future determination to pay dividends on Equity Shares will be at the discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant. See also “Description of Capital Structure —Dividend Rights”, “Risk Factors — Risks Related to Our Business — We do not currently intend to pay dividends on our Equity Shares” and “Risk Factors — Risks Related to Our Business —  We are a holding company”.

RATINGS

The below ratings are based on, among other things, information furnished to the ratings agencies noted below by the Company and information obtained by the ratings agency from publicly available sources. A rating is not a recommendation to buy, hold or sell debt instruments, and may be subject to revision or withdrawal at any time by the rating agency. A rating is not an indication of market price or liquidity, suitability for a particular investor, or a guarantee of credit quality or future credit risk. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality or relative credit risk of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this Annual Information Form. See “Risk Factors”.

The Company has paid customary fees to Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) in connection with the above mentioned ratings. The Company did not make any payments to S&P or Moody’s in respect of any other service provided to the Company by S&P and Moody’s.

Standard & Poor’s Ratings

On March 18, 2014, the Company received a corporate credit rating of “B+” (with a “Stable” outlook) from S&P. The Company obtained the rating in connection with its New Term Loan Facility, but the rating is for the Company as a whole and is not limited to the New Term Loan Facility or any one class of securities of the Company. The “B+” corporate credit rating reflects S&P’s assessment of the Company’s “aggressive” financial risk profile and “weak” business risk profile. The “Stable” outlook reflects S&P’s view that the Company will sustain adequate liquidity and continue to increase sales and EBITDA, resulting in maintenance of adjusted debt-to-EBITDA below 5x by Fiscal 2015. Concurrently, S&P assigned a “B+” issue-level rating to the Company’s New Term Loan Facility and a “4” recovery rating to the New Term Loan Facility. A “4” recovery rating to the New Term Loan Facility indicates average (30% to 50%) recovery in the event of a payment default.

The rating method used is described on S&P’s website at www.standardandpoors.com. S&P credit ratings are on a rating scale that ranges from “AAA” to “D”, which represents the range from highest to lowest quality. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. Obligations rated “BB”, “B”, “CCC”, and “CC” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “CC” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. According to the S&P rating system, an obligor rated “B” is considered more vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.

Moody’s Ratings

On March 18, 2014, Moody’s assigned an initial corporate family rating of “B1” and a “B1-PD” probability of default for the Company. Concurrently, Moody’s also assigned a “B2” credit rating to the New Term Loan Facility with a “speculative grade” liquidity rating of “SGL” 2. Moody’s also assigned a “Stable” outlook. The “Stable” outlook reflects Moody’s view that the Company will steadily reduce leverage through a combination of debt repayments and modest earnings growth. The “Stable” outlook also reflects Moody’s expectation that the Company will integrate Easton Baseball/Softball without significant disruptions.

The rating method used is described on Moody’s website at www.moodys.com. Gradations of creditworthiness are indicated by rating symbols, with each symbol representing a group in which the credit characteristics are broadly the same. There are nine symbols as shown below, from that used to designate least credit risk to that denoting greatest credit risk: “Aaa”, “Aa”, “A”, “Baa”, “Ba”, “B”, “Caa”, “Ca”, and “C”. Moody’s appends numerical modifiers “1”, “2”, and “3” to each generic rating classification from “Aa” through “Caa”. Obligations rated “B” are considered speculative and are subject to high credit risk. The modifier “1” indicates a ranking in the higher end of that generic rating category while the modifier “2” indicates a ranking in the middle of that generic rating category. Issuers rated SGL-2 possess good liquidity. They are likely to meet their obligations over the coming 12 months through internal resources, but may rely on external sources of committed financing. The issuer’s ability to access committed sources of financing is highly likely based on Moody’s evaluation of near-term covenant compliance.

MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX and NYSE under the trading symbol “PSG”. The Proportionate Voting Shares are not listed for trading on any exchange.

The following table sets out the monthly range of trading prices of Common Shares at the close of market on the TSX, as well as the total monthly trading volumes and average daily trading volumes of Common Shares for each month in Fiscal 2014:

Period(1)	Price per Common Share Monthly High (Cdn$ per share)	Price per Common Share Monthly Low (Cdn$ per share)	Average Daily Trading Volume by Month (in shares)	Total Monthly Trading Volume (in shares)
2014
May	15.38	14.68	79,843	1,676,697
April	15.45	14.23	50,899	1,068,884
March	14.66	13.93	60,313	1,266,582
February	14.71	12.90	251,018	4,769,339
January	14.24	12.93	99,126	2,180,763
2013
December	14.17	12.39	92,635	1,852,691
November	13.81	12.52	77,602	1,629,641
October	13.00	12.25	95,421	2,098,554
September	12.82	11.77	80,364	1,607,270
August	12.75	11.25	62,101	1,304,118
July	12.43	11.16	66,406	1,460,937
June	12.03	10.90	115,679	2,313,575

(1)                                 The Common Shares commenced trading on the NYSE on June 19, 2014, and therefore, were not listed for trading on the NYSE during Fiscal 2014.

DIRECTORS AND OFFICERS

Directors

The following table sets out, for each of our directors and executive officers, the person’s name, province or state and country of residence, positions with us or our operating subsidiaries, as applicable, principal occupation during the five preceding years and, if a director, the date on which the person became a director. Our directors are expected to hold office until our next meeting of Shareholders. Our directors are elected annually and, unless re-elected, retire from office at the end of the next annual general meeting of Shareholders. As a group, the directors and executive officers beneficially own, or control or direct, directly or indirectly, 105,814 Common Shares, representing less than one percent of the equity and voting interest in the Company on a non-diluted basis.

Directors and Executive Officers

Name and Province or State and Country of Residence	Position(s)/Title	Since	Principal Occupation for Past Five Years
CHRISTOPHER W. ANDERSON(1)(2) Connecticut, USA	Director	2008	Partner, Kohlberg & Company
KARYN O. BARSA(1) Utah, USA	Director	2014	CEO, Coyuchi, Inc.; Director, Deckers Outdoor Corporation
KEVIN DAVIS(3) New Hampshire, USA	Director, President and CEO	2008	President and CEO, PSG.
SAMUEL P. FRIEDER New York, USA	Director	2008	Managing Partner, Kohlberg & Company.
C. MICHAEL JACOBI(2)(4) Connecticut, USA	Director	2012	President, Stable House 1, LLC
PAUL A. LAVOIE Toronto, Canada	Director	2013	Chairman of TAXI
MATTHEW M. MANNELLY(2) Connecticut, USA	Director	2013	President and CEO, Prestige Brand Holdings, Inc.; CEO, Cannondale Bicycle Corporation
BERNARD MCDONELL(4) Ontario, Canada	Director (Chairman)	2011

Lead Director, First Capital Realty Ltd.; Director, The Commonwell Mutual Insurance Group, Vice-Chair and President, Provigo Inc.; Director, Investus Real Estate Inc.; Vice Chairman and CEO, Capital Wapiti Inc.

BOB NICHOLSON(1)(4) British Columbia, Canada	Director	2011	Vice-Chairman of the Oilers Entertainment Group, President and CEO of Hockey Canada
AMIR ROSENTHAL New Hampshire, USA	Chief Financial Officer and Executive Vice President of Finance and Administration, and Treasurer	N/A	Chief Financial Officer and Executive Vice President of Finance and Administration, and Treasurer, PSG; CFO and Treasurer, PSG
PAUL GIBSON New Hampshire, USA	Executive Vice President, Product Creation and Supply Chain	N/A	EVP, Product Creation and Supply Chain, PSG
CLIFFORD HALL New Jersey, USA	Executive Vice President, Easton Baseball/Softball	N/A	Senior Director, Private Equity Services Operations Group, Alvarez and Marsal
RICH WUERTHELE Massachusetts, USA	Executive Vice President, Bauer Hockey	N/A	President, Tools Business Segment, Newell Rubbermaid; President, Industrial Products & Services, Newell Rubbermaid; President, North American Sales Organization, Newell Rubbermaid
ANGELA BASS New Hampshire, USA	Vice President, Global Human Resources	N/A	VP, Global Human Resources, PSG; DSVP Human Resources, Collective Brands Performance + Lifestyle Group
TROY MOHNS New Hampshire, USA	Vice President, Lacrosse and New Business	N/A	VP, Lacrosse and New Business, PSG; VP of Category Management, PSG; VP of Business Development, PSG
MICHAEL J. WALL Massachusetts, USA	Vice President, General Counsel and Corporate Secretary	N/A	VP, General Counsel and Corporate Secretary, PSG

(1)                                 Member of the Compensation Committee.

(2)                                 Member of the Corporate Governance and Nominating Committee.

(3)                                 As President and CEO of the Company, Mr. Davis is a non-independent director.

(4)                                 Member of the Audit Committee.

Biographies

The following are brief profiles of the executive officers and directors of the Company, including a description of each individual’s principal occupation within the past five years.

Non-Executive Directors

Christopher W. Anderson, Director

Christopher Anderson has been a member of the Company’s Board of Directors since April 2008. Mr. Anderson is a Partner of Kohlberg & Company, which he joined in 1998. He is a member of the board of directors of Aurora Products Group, L.L.C., Chronos Life Group, Katy Industries, Inc., Risk Strategies Company and Troon Golf, L.L.C. Mr. Anderson received a Bachelor of Arts from Princeton University.

Karyn O. Barsa, Director

Karyn Barsa has been a member of the Company’s Board of Directors since May 2014. Ms. Barsa has led numerous global premium brands and has been a member of the board of directors of Deckers Outdoor Corporation (NYSE) since 2008. Ms. Barsa served as the Chief Executive Officer at Coyuchi, Inc. from 2009 to 2013 and has also served as the Chief Executive Officer of Investor’s Circle and Smith & Hawken, Ltd. In addition to her Chief Executive roles, Ms. Barsa served as Chief Operating Officer and Chief Financial Officer at Patagonia, Inc. and was the founder of HeadStart Custom Helmets. Ms. Barsa has also held financial positions with Kerr Glass Manufacturing Company, Wells Fargo Bank, Tacoma Boatbuilding Corporation and Midland Capital. Ms. Barsa received a Bachelor of Arts in Economics from Connecticut College and an MBA from the University of Southern California.

Samuel P. Frieder, Director

Samuel Frieder has been a member of the Company’s Board of Directors since April 2008. Mr. Frieder is the Managing Partner of Kohlberg & Company, which he joined in 1989. He is a member of the board of directors of Aurora Products Group, L.L.C., BioScrip, Inc., Chronos Life Group, Concrete Technologies Worldwide, Inc., e+ CancerCare, Katy Industries, Inc., Kellermeyer Bergensons Services, Nellson Nutraceutical, L.L.C., Nielsen & Bainbridge, Packaging Dynamics Corporation, Pittsburgh Glass Works L.L.C., Risk Strategies Company, Sabre Industries, Inc., Stanadyne Corporation, SVP Holdings, Ltd., Trico Products, Inc. and Troon Golf, L.L.C. Mr. Frieder received a Bachelor of Arts from Harvard College.

C. Michael Jacobi, Director

Michael Jacobi has been a member of the Company’s Board of Directors since October 2012. Mr. Jacobi is the president of Stable House 1, LLC, a private company engaged in real estate development. He has extensive executive and director experience with major international companies, including previously serving as President and Chief Executive Officer of Timex Corporation, a leading worldwide manufacturer of watches. He also serves as Chairman of the board of directors of Sturm, Ruger & Co., Inc. (NYSE), a company engaged in the manufacture and distribution of firearms. Mr. Jacobi previously was President and Chief Executive Officer at Katy Industries, Inc. and also currently serves on the board of directors of Webster Financial Corporation, KCAP Financial, Inc., and Corrections Corporation of America. Mr. Jacobi received a Bachelor of Science degree from the University of Connecticut and is a Certified Public Accountant.

Paul A. Lavoie, Director

Paul A. Lavoie has been a member of the Company’s Board of Directors since October 2013. Mr. Lavoie is the chairman of TAXI, a Montreal based marketing and communications company which he co-founded in 1992. Mr. Lavoie has extensive experience in international marketing, integrated brand communications, and digital, print and broadcast production. Prior to co-founding TAXI, he held the positions of Creative Director for Cossette and Art Director for J. Walter Thompson. Mr. Lavoie currently serves on two not-for-profit boards as a member of the HEC’s International Advisory Board and the Virginia Commonwealth University’s Brand Center. Mr. Lavoie attended Dawson College in Westmount, Québec.

Matthew M. Mannelly, Director

Matthew M. Mannelly has been a member of the Company’s Board of Directors since October 2013. Mr. Mannelly is the President and CEO of Prestige Brand Holdings, Inc. and has held this position since September 2009. Mr. Mannelly has extensive experience in consumer products, packaged goods, sports and fitness and apparel. Prior to Prestige Brands, he was the Chief Executive Officer of Cannondale Bicycle Corporation. Mr. Mannelly has also held management positions in marketing and retail development for Nike, Gatorade, Quaker Oats and the U.S. Olympic Committee. Mr. Mannelly received a Master of Business Administration in Marketing from the University of North Carolina at Chapel Hill and a Bachelor of Science in Economics from Boston College.

Bernard McDonell, Director (Chairman)

Bernard McDonell has been a member of the Company’s Board of Directors since March 2011. Mr. McDonell is currently the Lead Director for First Capital Realty Ltd. (TSX), an owner, developer and manager of urban rental-centered properties and serves on the executive, audit and corporate governance committees for First Capital Realty Ltd. Mr. McDonell is also currently a Director of The Commonwell Mutual Insurance Group since January 2014. He was President of Provigo Inc., a food retailer owned by Loblaw Companies Inc. from 1999 to 2006. Mr. McDonell has also served as a Director of Investus Real Estate Inc. (TSX-V), and as Vice Chairman and CEO of Capital Wapiti Inc. (TSX-V), an industrial real estate company. Mr. McDonell received a Bachelor of Commerce from Concordia University.

Bob Nicholson, Director

Bob Nicholson has been a member of the Company’s Board of Directors since March 2011. Mr. Nicholson was recently appointed as Vice-Chairman of the Oilers Entertainment Group. OEG is a new sports and entertainment company that owns and operates a variety of sports and entertainment assets, including three minor league hockey teams and Rogers Place, which will be the new home of the Edmonton Oilers. In Mr. Nicholson’s new leadership role with OEG, Mr. Nicholson will oversee the expansion of the group’s major sponsorships and operations at Rogers Place when it opens in September 2016.  He will also serve as an Alternate Governor for the Edmonton Oilers on the NHL Board of Governors and will continue to serve as Vice-President of the IIHF.  Mr. Nicholson previously served from 1998 until June 2014 as President and Chief Executive Officer of Hockey Canada prior to which he was a senior vice-president of Hockey Canada from 1992 to 1998. As part of his responsibilities at Hockey Canada, Mr. Nicholson was involved in both the financial and operational side of the organization. Mr. Nicholson attended Providence College in Providence, Rhode Island.

Executive Officer Who Also Serves as a Director

Kevin Davis, President, Chief Executive Officer and Director

Kevin Davis is the President and CEO of the Company and has acted in this capacity since 2008. Mr. Davis joined the Company in 2002 and has held positions of increasing responsibility over that time, most recently as the Chief Operating Officer from 2006-2008 and CFO from 2004-2006. Prior to joining the Company, Mr. Davis held senior finance positions in the medical device industry for Pathway Medical Technologies and Boston Scientific Corporation and in consumer products with The Gillette Company. Mr. Davis received a Bachelor of Science degree from the University of Massachusetts and earned Certified Public Accountant (CPA) and Certified Management Accountant (CMA) designations while employed at Ernst & Young LLP.

Executive Officers Who Do Not Serve as Directors

Amir Rosenthal, Chief Financial Officer and Executive Vice President of Finance and Administration, and Treasurer

Amir Rosenthal is the Chief Financial Officer and Executive Vice President of Finance and Administration, and Treasurer. Mr. Rosenthal has acted in the capacity as Chief Financial Officer since 2008. From 2001 to 2008, Mr. Rosenthal was the Vice President, Chief Financial Officer, General Counsel and Secretary of Katy Industries, Inc. From 1989 to 2001, Mr. Rosenthal held various positions at Timex Group Limited, including Treasurer, Senior Counsel, and Counsel. Mr. Rosenthal was also Chairman of Timex Watches Limited (New Delhi, India). Mr. Rosenthal began his career with LeBoeuf, Lamb, Leiby and MacRae as an associate attorney in 1986.

Mr. Rosenthal is a Director of Sturm, Ruger & Co., Inc. (NYSE), a company that manufactures high quality firearms for the commercial sporting market. Mr. Rosenthal received a Bachelor of Arts degree from Dartmouth College, a Doctorate of Jurisprudence from New York University School of Law, and a Master of Science in Finance from Rensselaer Polytechnic Institute.

Paul Gibson, Executive Vice President of Product Creation and Supply Chain

Paul Gibson is the Executive Vice President, Product Creation and Supply Chain and has held this position since 2008. Mr. Gibson is responsible for leading the Company’s Research, Design and Development, Supply Chain, and Mergers and Acquisitions organizations. From 2006 to 2010, Mr. Gibson was also responsible for Category Management. From 2001 to 2006, he held the position of Vice President, Global Manufacturing and Sourcing, which included at various times responsibility for Research, Design and Development, Logistics and Distribution, Supply Planning, Quality, and Nike Bauer’s Taiwan Production and Development Operations. From 2006 to 2008, Mr. Gibson was the Senior Vice President of Product Creation. During his prior roles with Nike Bauer spanning over 10 years, he held positions in manufacturing, sourcing and supply chain. Mr. Gibson has extensive relationships with suppliers throughout Asia and led the transition from internal manufacturing at Bauer Hockey to outsourcing products in Asia, including setting up Bauer’s Asia Production and Development Operations located in Taichung, Taiwan.

Clifford Hall, Executive Vice President, Easton Baseball/Softball

Clifford Hall has served as Executive Vice President of Baseball/Softball since April 2014. Mr. Hall brings to Easton Baseball/Softball more than 20 years of global management experience, including expertise in sales, marketing, new product development and operations. As a Senior Director with Alvarez & Marsal, a global professional services firm based in New York, Mr. Hall has also held top executive roles with Timex Group (as Chief Operating Officer), with Trane, a division of American Standard (as Chief Marketing Officer) and with The Black and Decker Corporation (as General Manager of consumer cordless business worldwide). He received a Master’s of Business Administration degree from Loyola University in Maryland.

Rich Wuerthele, Executive Vice President, Bauer Hockey

Rich Wuerthele has served as the Executive Vice President of Bauer Hockey since March 2014. Mr. Wuerthele brings to the Company more than 20 years of management experience, including expertise in sales, marketing and operations. Prior to joining the Company, Mr. Wuerthele spent 11 years with Newell Rubbermaid, most recently as President, Tools Business Segment, a global division that includes major brands such as Lenox, Irwin and Hilmor tools. Mr. Wuerthele previously held top executive roles in sales and marketing at The Black and Decker Corporation and Danaher. He received a Bachelor of Science degree in Business Management from Alfred University.

Angela Bass, Vice President of Global Human Resources

Angela Bass is the Vice President of Global Human Resources of the Company. Ms. Bass has held this position since returning to the Company in January 2012. Prior to her return, Ms. Bass served as Senior Vice President of Human Resources for the Performance + Lifestyle Group (PLG), a division of Collective Brands, Inc. As a member of the senior leadership team with responsibility for leading all aspects of the human resources function for the division, Ms. Bass led organizational initiatives across all brands and functions with a focus on talent acquisition, talent management and development, and shared services integration activities. Prior to joining PLG, she held the position of Vice President, Human Resources, for the J. Jill Group and Vice President, Global Human Resources, for Sport Brands International. Ms. Bass joined the Bauer Hockey team in 2002 as a transfer from Nike, and held the role of Director, Global Human Resources. She joined Nike in 1996 and held various human resources roles of increasing responsibility. Ms. Bass received a Bachelor of Science degree in Social Sciences from Portland State University and holds a Senior Professional in Human Resources certification.

Troy Mohns, Vice President of Lacrosse and New Business

Troy Mohns has held the position of Vice President, Lacrosse and New Business since January 2010. In his previous role as Vice President, Business Development, Mr. Mohns led the acquisition and integration of the Company’s fourth largest competitor and managed the separation from Nike, including the creation of the current

BAUER brand image and positioning. During his prior role with Nike Bauer spanning a period of 12 years, Mr. Mohns held roles in regional management, brand marketing, product marketing and strategic planning. He continues in an advisory role on mergers and acquisitions and other strategic opportunities. Mr. Mohns received a Bachelor of Arts degree in Economics from Colgate University. Mr. Mohns was also a varsity hockey player for four years and was drafted by the Los Angeles Kings after his freshman year.

Michael J. Wall, Vice President, General Counsel and Corporate Secretary

Michael J. Wall is Vice President, General Counsel and Corporate Secretary of the Company. Mr. Wall has held this position since 2008. Prior to joining Bauer Hockey, he held the position of Chief Legal Officer of the TD Garden and the Boston Bruins. During his 13 years with the TD Garden and the Boston Bruins organizations, he was the sole in-house attorney, providing legal support, advice and counsel to the executive management of the TD Garden, the Boston Bruins, Massachusetts Sportservice (the concessionaire for the TD Garden), New England Sportservice (the concessionaire for the Comcast Center) and H.A. Sportservice (the concessionaire for the Agganis Arena at Boston University). He served as a member of the board of directors of the NHL Pension Society during this time and continues to serve on the board of directors of The Boston Bruins Charitable Foundation. Before joining the TD Garden and Boston Bruins executive teams in 1995, he was an attorney with two law firms in Boston at Hinckley, Allen & Snyder and at Goodwin Procter. Mr. Wall received a Bachelor of Arts degree from The College of the Holy Cross and a Doctorate of Jurisprudence from Boston College Law School.

Cease Trade Orders or Bankruptcies

Other than as described below, none of our directors or executive officers:

(a)                                 is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director, CEO or CFO of any company (including us) that,

(i)                                    was subject to an order that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or

(ii)                                 was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as a director, CEO or CFO;

(b)                                 and no shareholder holding a sufficient number of securities to affect materially the control of our Company is, as at the date of this Annual Information Form, or has been within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  and no shareholder holding a sufficient number of securities to affect materially the control of our Company has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Mr. Samuel Frieder was a director of: (i) Southwest Supermarkets, LLC when it, and Southwest Holdings, LLC filed for bankruptcy protection under Chapter 11 of the US Code in the US Bankruptcy Court for the District of Arizona in November 2001 (the bankruptcy was converted into a Chapter 7 proceeding in September 2004), (ii) Camber Companies, LLC, when it completed an orderly liquidation of its assets during 2004, and (iii) Holley Performance Products, Inc. when the board of directors approved a plan in December 2007 to file a voluntary petition for reorganization under Chapter 11 of the US Code in the U.S. Bankruptcy Court for the District of Delaware (the plan was subsequently filed in February 2008 and approved in March 2008) and the corporation emerged from bankruptcy in June 2010.

Mr. Frieder was a director of (i) Lab Ventures, Inc., and (ii) International Cancer Screening Labs (“International Labs”), a subsidiary of Lab Ventures, Inc. In December 2001, Lab Ventures, Inc., in conjunction with its subsidiary, filed a petition for bankruptcy under Chapter 7 of the US Code in the US Bankruptcy Court for the Western District of Texas, San Antonio Division. The final liquidation of Lab Ventures, Inc. was completed in March 2003 and International Labs’ final liquidation was subsequently completed in February 2005.

Penalties or Sanctions

No director or executive officer of the Company or Shareholder holding sufficient securities of the Company to affect materially the control of the Company has:

(a)                                 been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of our knowledge, there are no known existing or potential conflicts of interest among us and our directors, officers or other members of management as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies. See “Directors and Officers — Directors and Executive Officers” and “Interest of Management and Others in Material Transactions”.

AUDIT COMMITTEE INFORMATION

Charter of the Audit Committee

The Board of Directors has adopted a written charter (the “Charter of the Audit Committee”) for the audit committee of the Company (the “Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board of Directors, ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, overseeing the work and review the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. A copy of the Charter of the Audit Committee is attached to this Annual Information Form as Appendix “B”.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of three members, as follows: Bernard McDonell (Chairman), C. Michael Jacobi and Bob Nicholson. Each member of the Audit Committee is financially literate, within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and all members are independent within the meaning of NI 52-110 and in accordance with NYSE listing standards.

Relevant Education and Experience of the Audit Committee Members

Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. See “Directors and Officers — Biographies”.

External Auditor Service Fee

The Company has been billed the following fees for services rendered in respect of the audits by KPMG LLP for Fiscal 2014 and Fiscal 2013.

(in thousands)	Aggregate fees paid for Fiscal 2014 and Fiscal 2013	Fiscal 2014	Fiscal 2013
Audit Fees(1)	$1,315	$673	$642
Audit-Related Fees(2)	$947	$386	$561
Tax Fees(3)	—	—	—
All Other Fees(4)	$726	$460	$266
Total Fees Paid	$2,988	$1,519	$1,469

(1)                                 “Audit Fees” include fees necessary to perform the annual audit of the consolidated financial statements and the review of the Company’s interim financial statements.

(2)                                 “Audit-Related Fees” include fees for assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements other than those included in “Audit Fees”.

(3)                                 “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax advice and tax planning.

(4)                                 “All Other Fees” include fees for products and services provided by the auditor other than those included above.

RISK FACTORS

You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form, and all other information contained in this Annual Information Form. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected.

Risks Related to Our Business

Our business depends on strong brands, and if we are not able to maintain and enhance our brands we may be unable to sell our products, which would harm our business and cause the results of our operations to suffer

We believe that the brand image we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the BAUER, VAPOR, SUPREME, NEXUS, MISSION, MAVERIK, CASCADE, INARIA, COMBAT, EASTON and MAKO brands is critical to maintaining and expanding our customer base. Maintaining and enhancing our brands may require us to make substantial investments in areas such as R&D, marketing and employee training, and these investments may not be successful. A primary component of our strategy involves expanding into other geographic markets, particularly within Russia and other Eastern European countries (for ice hockey), in Japan and other non-North American countries (for baseball and softball) and in Canada (for lacrosse). As we expand into new geographic markets, consumers in these markets may not accept our brand image and may not be willing to pay a premium to purchase our sporting equipment as compared to the locally established branded equipment. We anticipate that as our business expands into new markets, maintaining and enhancing our brands may become increasingly difficult and expensive. If we are unable to maintain or enhance the image of our brands, it could adversely affect our business and financial condition.

Sales of our products may be adversely affected if we cannot effectively introduce new and innovative products that meet our quality standards

Although design, safety and performance of our products is a key factor for consumer acceptance of our products, technical innovation and quality control in the design and manufacture of sporting equipment and related apparel is also essential to the commercial success of our products. R&D plays a key role in technical innovation. We include specialists in the fields of biomechanics, engineering, industrial design and related fields, as well as research committees and advisory boards made up of athletes, coaches, trainers, equipment managers and other experts to develop and test cutting-edge performance products. While we strive to produce quality products that enhance athletic safety and performance, and maximize comfort, if we fail to introduce technical innovation in our products the consumer demand for our products could decline.

The sporting equipment and related apparel industry is subject to constantly and rapidly changing consumer demands based, in part, on performance benefits. Our continued success depends, in part, on our ability to anticipate, gauge and respond to these changing consumer preferences in a timely manner while preserving the authenticity and quality of our brands. We believe the historical success of our business has been attributable, in part, to the introduction of products that represent an improvement in performance over products then available in the market. Our future success and growth will depend, in part, upon our continued ability to develop and introduce innovative products. Successful product design, however, can be displaced by other product designs introduced by competitors which shift market preferences in their favor. If we do not introduce successful new products or our competitors introduce products that are superior to ours, our customers may purchase more products from our competitors, which would result in a decrease in our revenues and an increase in our inventory levels, either of which could adversely affect our business and financial condition.

Our success is also dependent on our ability to prevent competitors from copying our innovative products and on the laws and law enforcement practices in respect of intellectual property in the countries in which we manufacture and sell our products. We may not be able to obtain intellectual property protection for an innovative product and, even if we do, we cannot assure that we would be successful in challenging a competitor’s attempt to copy that product. Conversely, our competitors may obtain intellectual property protection for superior products that would preclude us from offering the same or similar features on our products. If a competitor’s proprietary product feature became the industry standard, our customers may purchase more products from our competitors, which would result in a decrease in our revenues and an increase in our inventory levels, either of which could adversely affect our business and financial condition.

If we experience problems with the quality of our products, we may incur substantial expense to remedy the problems and our reputation and brands may be harmed, which could adversely affect our business and financial condition. See also “Risk Factors — We are subject to product liability, warranty and recall claims, and our insurance coverage may not cover such claims”.

Our financial results will be affected by market conditions in the sporting equipment and related apparel industry, which is highly competitive and has certain segments with low barriers to entry

The sporting equipment industry is highly competitive. Competitive factors that affect our market position include the style, quality, technical and safety aspects and pricing of our products and the strength and authenticity of our brands. While our brand recognition creates significant barriers to entry in our markets, there are minimal barriers to entry into certain segments of the sporting equipment industry and related apparel industry. For example, there are low barriers to entry in the related apparel market, including certain performance, team and lifestyle segments. The general availability of offshore manufacturing capacity allows for rapid expansion by competitors and new entrants. Our competitors may overproduce, or face financial or liquidity difficulties, which may lead them to release their products at lower prices into the market or offer discounts to clear their inventory, resulting in decreased demand for our products. We face competition from well-known sporting goods companies, such as Adidas-owned Reebok, which has strong brand recognition inside and outside of hockey (and which also owns both the REEBOK and CCM brands) and Easton Hockey (which utilizes the EASTON brand under a trademark license from us). In baseball and softball, we compete with a number of international peers such as Hillerich & Bradsby-owned LOUISVILLE SLUGGER, Jarden-owned Rawlings Sporting Goods, Amer Sports-owned Wilson Sporting Goods and Mizuno Corp. In lacrosse, our principal competitors include New Balance- owned WARRIOR and BRINE, and privately-held STX, each of which has significant market share (other than in the helmet category), as well as Jarden- owned DEBEER in women’s lacrosse. We also compete with smaller companies who specialize in marketing to our core customers. Our inability to effectively compete in the sporting equipment and related apparel market could adversely affect our business and financial condition.

One of our growth strategies is to operate in the highly competitive apparel market and the brand recognition, size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in us failing to execute on such growth strategy, a loss of our market share and a decrease in our net revenue and profitability

The market for athletic apparel is highly competitive and there are low barriers to entry in certain segments of the apparel market, including performance, team and lifestyle segments. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could adversely affect our business and financial condition. We compete directly against wholesalers and direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of athletic apparel. We also face competition from wholesalers and direct retailers of traditional commodity athletic apparel, such as cotton T-shirts and sweatshirts. Many of our competitors in this segment are large apparel and sporting goods companies with strong worldwide brand recognition, such as Nike, Under Armour, Inc. and adidas AG, which includes the ADIDAS and REEBOK brands. Due to the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in hockey, baseball and softball, and lacrosse related apparel. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, R&D, store development, marketing, distribution and other resources than we do. In addition, much of our athletic apparel is sold at a price premium to our competitors.

Our competitors may be able to create and maintain brand awareness and market share in apparel more quickly and effectively than we can using traditional forms of advertising or otherwise. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network, as opposed to distribution through retail stores or wholesale, and many of our competitors have substantial resources to devote toward increasing sales in such ways. If we are unable to grow our apparel business, it could adversely affect our business and financial condition.

Our success is dependent on our ability to protect our valuable intellectual property rights worldwide and, if we are unable to acquire, enforce, defend and protect our intellectual property rights, our competitive position may be harmed

We rely on a combination of patent, trademark, industrial design and trade secret laws (including, contractual restrictions in, for example, confidentiality and license agreements) in our core geographic markets and other jurisdictions, to protect the innovations, brands and proprietary trade secrets and know how related to certain aspects of our business. We seek to protect our confidential proprietary information, in part, by entering into confidentiality and invention assignment agreements with our employees, consultants, contractors, suppliers, and collaborators. These agreements are designed to protect our proprietary information, however, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or any third party may independently develop similar trade secrets and know how, and we may not be able to obtain adequate remedies for such breaches or independent developments. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached.

We cannot assure that our actions taken to establish and protect our technology and brands will be adequate to prevent others from seeking to block sales of our products or to obtain monetary damages, based on alleged violation of their patents, trademarks or other proprietary rights. In addition, our competitors have obtained and may continue to obtain patents on certain features of their products, which may prevent us from offering such features on our products, may subject us to patent litigation, and in turn, could result in a competitive disadvantage to us. Moreover, third parties may independently develop technology or other intellectual property that is comparable with or similar to our own, and we may not be able to prevent their use of it. We cannot assure that any third party intellectual property, including patents and trademarks, for which we have obtained licenses are adequately protected to prevent imitation by others. If those third party owners fail to obtain or maintain adequate intellectual property protection or prevent substantial unauthorized use of the licensed intellectual property, we risk the loss of our rights under the third party intellectual property and competitive advantages we have developed based on those rights.

While we have selectively pursued patent and trademark protection in our core geographic markets, in some countries we have not perfected important patent and trademark rights. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of Canada or the United States. As a result, we may encounter significant problems in protecting, enforcing and defending our intellectual property outside of Canada and the United States. If we are unable to prevent material disclosure of the proprietary and confidential know how and trade secrets related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business and financial condition.

We may be involved in lawsuits to protect, defend or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful

Our success depends in part on our ability to protect our trademarks, patents and trade secrets or know how from unauthorized use by others. To counter infringement or unauthorized use, we may be required to file infringement or misappropriation claims, which can be expensive and time-consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe or misappropriate their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent or trademark of ours is invalid or is unenforceable, in whole or part, or may refuse to stop the other party in such infringement proceeding from using the technology or mark at issue on the grounds that our patents do not cover the technology in question or misuse our trade secrets or know how. An adverse result in any litigation or defense proceedings, including proceedings at the patent and trademark offices, could put one or more of our patents or trademarks at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent or trademark applications at risk of not being issued as a registered patent or trademark. We cannot be sure that our patents, trademarks and trade secrets, including our contractual restrictions, will be adequate to prevent imitation of our products and technology by others. We may be unable to prevent third parties from using our intellectual property rights without our authorization, particularly in countries where we have not registered such rights, where the laws or law enforcement practices do not protect our intellectual property rights as fully as in Canada or the United States, or where intellectual property protection is otherwise limited or unavailable. In some foreign countries, where intellectual property laws or law enforcement practices do not protect our intellectual property rights as fully as in Canada and the United States, third-party manufacturers may be able to manufacture and sell imitation products and diminish the value of our brands as well as infringe our trademark rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Common Shares. If we fail to obtain enforceable patent, trademark and trade secret protection, maintain our existing patent, trademark rights and trade secret protection, or prevent substantial unauthorized use of our trade secrets or know how and brands, we risk the loss of our intellectual property rights and competitive advantages we have developed, causing us to lose revenues and have an adverse effect on our business and financial condition. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, patents, industrial designs and trade secrets or know how, and we continuously evaluate the registration of additional trademarks, industrial designs and patents, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be registered during the registration process, third parties may seek to oppose or otherwise challenge these applications or registrations.

Our success relies on our ability to protect our known brands and our rights to the use of such brands. Any difficulties in maintaining these brands may result in damage to our business and financial condition

Our best known brands include BAUER, VAPOR, SUPREME, NEXUS, MISSION, MAVERIK, CASCADE, INARIA, COMBAT, EASTON and MAKO. We believe that these trademarked and licensed brands, as applicable, are a core asset of our business and are of great value to us. If we lose any rights necessary for the use of a product name, our efforts spent building that brand will be lost and we will have to rebuild a brand for that product, which we may not be able to do.

VAPOR, one of our key hockey brands, is not owned by us and VAPOR and SUPREME are subject to use by third parties on products outside of hockey and skating. Our rights to the VAPOR brand are licensed from Nike, and Nike continues to own the mark and the goodwill associated therewith. We are required to comply with certain conditions regarding our use of the VAPOR mark, and are not permitted to use it on apparel or equipment primarily manufactured for participants in athletic activities other than hockey or skating. If we materially breach certain provisions of the Vapor License Agreement and do not or are unable to remedy such breach following notice by Nike, the Vapor License Agreement could be terminated, which would have an adverse effect on our business and financial condition. Nike has rights to use the VAPOR mark and the SUPREME mark on equipment and apparel outside of the hockey and skating markets. If Nike’s, or its licensees’, use of the VAPOR or SUPREME marks is associated with negative publicity, it may have an adverse effect on our business and financial condition.

While we retain ownership of the EASTON and MAKO marks, in connection with the Easton Baseball/Softball Acquisition, we granted to BRG Sports and its successors and assigns a license to use these brands to identify and market their hockey and cycling products (BRG Sports sold the cycling business to Raceface Performance Products Inc.). Under the terms of this license agreement, BRG Sports must ensure that all products, packing and advertising materials are of the same quality attained by BRG Sports in its 2013-2014 hockey and cycling product lines and marketed and distributed through channels that are consistent with maintaining this quality standard. Further, as a result of the Easton Baseball/Softball Acquisition, we assumed a license granted by Easton-Bell Sports, Inc. to a company owned by one of Easton-Bell Sports, Inc.’s founding members, to use the EASTON trademark in connection with the manufacture and sale of archery bows and accessories. As we do not control either of the above licensees or their successors, we can make no assurances as to how they will conduct business under the EASTON and MAKO brand names. If the conduct or product of a licensee were to create negative publicity for the EASTON or MAKO brands, it may have an adverse effect on our business and financial condition.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products

From time to time, third parties have challenged our patents, trademark rights and branding practices, or asserted intellectual property rights that relate to our products and product features. We may be required to defend such claims in the future, which, whether or not meritorious, could result in substantial costs and diversion of resources and could have an adverse effect on our business and financial condition or competitive position. If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We may also need to redesign or rename some of our products to avoid future infringement liability. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations, which could materially harm our business. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Moreover, our involvement in litigation against third parties based on infringement of our intellectual property rights presents some risk that our intellectual property rights could be challenged and invalidated. See also “— We may be involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful”. Any of the foregoing could cause us to incur significant costs and prevent us from manufacturing or selling certain of our products, which could adversely affect our business and financial condition.

We may not be successful in converting booking orders into realized sales

Our revenues are generated from (i) booking orders, which are typically received several months in advance of the actual delivery date or range of delivery dates, (ii) repeat orders, which are for at-once delivery, and (iii) other orders. Booking orders include firm orders for which we are given specific delivery dates and planning orders for which we are given a range of delivery dates. Planning orders represent a small, but growing part of our total booking orders. In recent years, the conversion rate of planning orders, or the percentage of planning orders which are ultimately shipped, is not materially different than the conversion rate of firm orders. There can be no assurances that this trend will continue for upcoming seasons. Disclosure in our historical periodic filings regarding our hockey booking orders is intended to provide visibility into the demand for our products by our customers.

The seasonality of our business and the manner in which we solicit orders could create quarterly variations in the percentage of our revenues that are comprised of booking orders. Although our booking orders give us some visibility into our future financial performance, there may not be a direct relationship between our booking orders and our future financial performance given several factors, among which are: (i) the timing of order placement compared to historical patterns, (ii) our ability to service demand for our product, (iii) the willingness of our customers to commit to purchasing our product, and (iv) the actual sell-through of our products at retail driving changes in repeat orders. As a result, there can be no assurances that our booking orders will translate into realized sales. Failure to convert booking orders into realized sales could adversely affect our business and financial condition.

Our business is affected by seasonality, which could result in fluctuations in our operating results and the trading price of the Common Shares

We experience material fluctuations in aggregate sales volume during the year. Historically, revenues in the first fiscal quarter have exceeded those in the second and fourth fiscal quarters and revenues in the third fiscal quarter are lower than the other quarters. While the Easton Baseball/Softball Acquisition is expected to reduce our seasonality, the mix of product sales may nevertheless vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of equipment and related apparel. In addition, our customers may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. We may also make strategic decisions to deliver and invoice product at certain dates in order to lower costs or improve supply chain efficiencies. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, availability of import quotas, and currency exchange rate fluctuations, could adversely affect our business and financial condition. Our operating margins are also sensitive to a number of factors, including those that are beyond our control, as well as shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which we expect to continue. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our success depends in large part on the continued popularity of ice hockey, baseball and softball, roller hockey, and lacrosse as recreational sports and the popularity of the NHL, MLB, MLL, NCAA and Little League Baseball and other high-performance leagues for sports in which our products are used

We generate a material portion of our revenue from the sale of ice hockey equipment and related apparel. The other portion of our revenue flow is generated from the sale of baseball and softball, roller hockey, and lacrosse equipment and related apparel.

The demand for our ice hockey equipment and related apparel is directly related to the popularity of the sport of ice hockey, the number of professional and amateur ice hockey participants, and the amount of ice hockey being played by these participants. If ice hockey participation decreases, sales of our ice hockey equipment and related apparel could be adversely affected. The popularity of the NHL, as well as other professional ice hockey leagues in North America, Europe and the rest of the world, also affect the sales of our ice hockey equipment and related apparel. Our brands receive significant “on-ice” exposure as a result of our endorsements with, or purchases by, NHL players and other professional athletes. We depend on this “on-ice” exposure of our brands to increase brand recognition and reinforce the quality and high performance of our products. The Company maintains an important and valuable relationship with the NHL, the world’s premier professional hockey league, and any work stoppages or significant reduction in television coverage of NHL games or any other significant decreases in either attendance at NHL games or viewership of NHL games will reduce the visibility of our brands and could adversely affect our sales of hockey equipment and related apparel. The NHL entered into a lockout during a portion of the 2012-2013 NHL regular season, and during that time the Company was unable to sell BAUER products to NHL teams or continue our NHL-related marketing efforts, reducing the visibility of BAUER products. There was a resolution to the NHL lockout on January 12, 2013, but we cannot assure you there will not be another lockout or long term decrease in the popularity of the NHL or other professional hockey leagues or in the “on-ice” exposure of BAUER products, which may adversely affect player participation rates and our sales of ice hockey equipment and related apparel.

Likewise, our sales of baseball and softball, roller hockey and lacrosse equipment and related apparel depends on the popularity of these sports, professional and amateur participation, and brand exposure from league play which if negatively impacted could adversely affect our business and financial condition. If MLB, the NCAA or Little League Baseball were to experience a significant reduction in television coverage or any other significant decreases in either attendance at games or viewership (including, in the case of MLB, as a result of work stoppages), the visibility of our brands would decrease, which could adversely affect the sales of our baseball and lacrosse equipment.

We cannot assure you that we will be able to maintain our existing endorsements with NHL players or other professional athletes or relationships with these leagues in the future or that we will be able to attract new leagues or athletes to endorse our products. Larger companies with greater access to capital for athlete or league sponsorship may in the future increase the cost of sponsorship to levels we may choose not to match. If this were to occur, our sponsored leagues may terminate their relationships with us and endorse the products of our competitors and we may be unable to obtain endorsements from other comparable leagues.

The value of our brands and sales of our products could be diminished if we, the athletes who use our products or the sports in which our products are used, are associated with negative publicity

We sponsor a variety of athletes and feature those athletes in our advertising and marketing materials, and many athletes and teams use our products, including those teams or leagues for which we are an official supplier. Actions taken by athletes, teams or leagues associated with our products that harm the reputations of those athletes, teams or leagues could also harm our brand image and result in a material decrease in our revenues, net income, and cash flows which could have an adverse effect on our financial condition and liquidity. We may also select athletes who are unable to perform at expected levels or who are not sufficiently marketable, which could also have an adverse effect on our business. If we are unable in the future to secure prominent athletes and arrange athlete endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective or may result in additional costs. Also, union strikes or lockouts affecting professional play could negatively impact the popularity of the sport, which could have an adverse effect on our revenues from products used in that sport. Furthermore, negative publicity resulting from severe injuries or death occurring in the sports in which our products are used could negatively affect our reputation and result in restrictions, recalls or bans on the use of our products, whether or not such injuries or deaths are related to our products, and if the popularity of ice hockey, baseball and softball, or lacrosse (or other sports for which we design, manufacture and sell equipment and related apparel) among players and fans were to decrease due to these risks or the associated negative publicity, sales of our products could decrease and it could have an adverse impact on our revenues, profitability and operating results. We could become exposed to additional claims and litigation relating to the use of our products and our reputation may be adversely affected by such claims, whether or not successful or meritorious, including potential negative publicity about our products, which could adversely impact our business and financial condition.

Many of our products or components of our products are provided by a limited number of third-party suppliers and manufacturers and, because we have limited control over these parties, we may not be able to obtain quality products on a timely basis or in sufficient quantities

We rely on a limited number of suppliers and manufacturers for many of our products and for many of the components in our products. During Fiscal 2014, approximately 90% of our raw materials for our manufactured products were sourced from international suppliers. In addition, a substantial portion of our products are manufactured by third-party manufacturers. During Fiscal 2014, ten international manufacturers produced approximately 90% of our purchased finished goods. Following the Easton Baseball/Softball Acquisition, international manufacturers now produce approximately 93% of our finished goods.

If we experience significantly increased demand, or if, for any reason, we need to replace an existing manufacturer or supplier, there can be no assurance that additional supplies of raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any new supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, should we decide to transition existing manufacturing between third-party manufacturers, the risk of such a problem could increase. For example (prior to the Easton Baseball/Softball Acquisition), Easton Baseball/Softball experienced quality issues when the manufacturing of composite baseball and softball bats was outsourced, which led to an increase in returns of defective bats in 2008. The issue was successfully addressed by working with the supplier in Asia to improve process controls to allow for the identification and resolution of quality issues prior to products being sold into the marketplace. Even if we are able to expand existing or find new manufacturing sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any material delays, interruption or increased costs in the supply of raw materials or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenues and net income both in the short and long-term.

We have occasionally received, and may in the future receive, shipments of products that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and could incur related increased administrative and shipping costs, and there also could be a negative impact to our brands which could adversely impact our business and financial condition.

Problems with our distribution system could harm our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies

We rely on our distribution facility in Mississauga, Ontario, and on third-party logistics providers in Boras, Sweden and Aurora, Illinois for substantially all of our hockey product distribution. We broadened our arrangement with the Aurora, Illinois third-party vendor to encompass the distribution of all U.S. ice hockey equipment, and may further broaden our arrangements with both third-party vendors for additional products, but there can be no assurance that we will be able to enter into an agreement with these third parties on acceptable terms. We rely on our facilities in Salt Lake City, Utah and a third- party logistics provider in Memphis, Tennessee for substantially all of our baseball and softball product distribution. We rely on our facility in Liverpool, New York for substantially all of our lacrosse helmet and whitewater product distribution and we also distribute certain hockey helmets from this facility. Our distribution network includes computer processes and software that may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Our distribution facilities include computer controlled and automated equipment, which means their operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because substantially all of our products are distributed from a few locations, our operations could also be interrupted by labor difficulties, or by floods, fires or other natural disasters near our distribution centers. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the shipping of our products to and from the Aurora, Illinois, Boras, Sweden, Memphis, Tennessee, Salt Lake City, Utah, Mississauga, Ontario and Liverpool, New York distribution facilities. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be harmed, which could adversely affect our business and financial condition.

The loss of one or more key customers could result in a material loss of revenues

Our customers do not have any contractual obligations to purchase our products on a multi-season or multi-year basis. For Fiscal 2014, our ten largest customers collectively accounted for approximately 42% of our revenues (excluding Easton Baseball/Softball related revenue), with one customer accounting for approximately 14% of our revenues. With the Easton Baseball/Softball Acquisition we expect our top ten customers collectively to account for approximately 37% of our revenues, with one customer to account for approximately 12% of our revenues. We face the risk that one or more of our key customers may not increase their business with us as much as we expect, may suffer from an economic downturn, may significantly decrease their business with us, may negotiate lower prices or may terminate their relationship with us altogether. The failure to increase our sales to these customers would have a negative impact on our growth prospects and any decrease or loss of these key customers’ business or lower gross margins as a result of negotiated lower prices could adversely affect our business and financial condition. In addition, our customers in the retail industry continue to experience consolidation and some may face financial difficulties from time to time. A large portion of our sales are to specialty and “big box” sporting goods retailers, certain of whom are not strongly capitalized. Adverse conditions in the sporting goods retail industry can adversely impact the ability of retailers to purchase our products, or could lead retailers to request credit terms that would adversely affect our cash flow and involve significant risks of non-payment. As a result, we may experience a loss of customers or the un-collectability of accounts receivable in excess of amounts against which we have reserved, which could adversely affect our business and financial condition.

The cost of raw materials could affect our operating results

The materials used by us, our suppliers and our manufacturers involve raw materials, including carbon-fiber, aluminum, steel, resin and other petroleum- based products. Significant price fluctuations or shortages in petroleum or other raw materials, including the costs to transport such materials or finished products, the uncertainty of Asian currencies’ fluctuations against the U.S. dollar, increases in labor rates, and/or the introduction of new and expensive raw materials, could have an adverse effect on our cost of goods sold, results of operations and financial condition.

We are subject to numerous risks associated with doing business abroad, any one of which, if realized, could adversely affect our business or financial condition

Our business is subject to the risks generally associated with doing business abroad. We cannot predict the effect of various factors in the countries in which we sell our products or where our suppliers are located, including, among others: (i) economic trends in international markets; (ii) legal and regulatory changes and the burdens and costs of our compliance with a variety of laws, including trade restrictions and tariffs; (iii) difficulties in obtaining, enforcing, defending and protecting intellectual property rights; (iv) increases in transportation costs or delays; (v) work stoppages and labor strikes; (vi) increase and volatility in labor input costs; (vii) fluctuations in exchange rates; (viii) political unrest, terrorism and economic instability; and (ix) limitations on repatriation of earnings. If any of these or other factors were to render the conduct of our business in a particular country undesirable or impractical, our business and financial condition could be adversely affected. Should our current third-party manufacturers become incapable of meeting our manufacturing or supply requirements in a timely manner or cease doing business with us for any reason, our business and financial condition could be adversely affected.

A significant amount of our finished goods are purchased from international third party suppliers, the majority of which are located in mainland China and Thailand. Most of what we purchase in Asia is finished goods rather than raw materials. We may increase our international sourcing in the future.

Any violation of our policies or any applicable laws and regulations by our suppliers, manufacturers or licensees could interrupt or otherwise disrupt our sourcing, adversely affect our reputation or damage our brand image. While we do not control these suppliers, manufacturers or licensees or their labor practices, negative publicity regarding the production methods of any of our suppliers, manufacturers or licensees could adversely affect our reputation and sales and force us to locate alternative suppliers, manufacturing sources or licensees, which could adversely affect our business and financial condition.

Another significant risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”), Canadian Corruption of Foreign Public Officials Act (“CFPOA”), and other anti- bribery laws applicable to our operations. In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the CFPOA or other U.S., Canadian and foreign laws and regulations applicable to us. Although we have implemented procedures designed to ensure compliance with the FCPA, the CFPOA and similar laws, there can be no assurance that all of our employees, agents and other channel partners, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies. Any such violation could have an adverse effect on our business and financial condition.

We may not be successful in our efforts to expand into international market segments

We intend to expand into additional international markets, particularly Russia and other Eastern European countries (for ice hockey), Japan and other non-North American countries (for baseball and softball), and in Canada (for lacrosse), in order to grow our business. These expansion plans will require significant management attention and resources and may be unsuccessful. We have limited experience adapting our products to conform to local cultures, standards and policies, particularly in non-Western markets. In addition, to achieve satisfactory performance for consumers in international locations, it may be necessary to locate physical facilities, such as regional offices, in the foreign market. We may not be successful in expanding into any additional international markets or in generating revenues from foreign operations.

In addition to risks described elsewhere in this Annual Information Form, our international sales and operations are subject to a number of risks, including:

•                  economic and political conditions, including inflation, fluctuation in interest rates and currency exchange rates;

•                  government regulation and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, measures protecting cultural industries, expropriation and restrictions on foreign ownership and/or corruption or criminal activity;

•                  restrictions on sales or distribution of certain products and uncertainty regarding enforcement and protection of intellectual property rights;

•                  business licensing or certification requirements;

•                  lower levels of consumer spending and fewer opportunities for growth compared to our existing markets; and

•                  geopolitical events, including unstable governments and legal systems, war, civil unrest, and terrorism.

Adverse developments in any of these areas could adversely affect our business and financial condition.

Our results of operations may suffer if we are not able to accurately forecast demand for our products

To reduce purchasing costs and ensure supply, we place orders with our suppliers in advance of the time period we expect to deliver our products. However, a large portion of our products are sold into consumer markets that are difficult to accurately forecast. If we fail to accurately forecast demand for our products, we may experience excess inventory levels or inventory shortages. Factors that could affect our ability to accurately forecast demand for our products include, among others:

•                  changes in consumer demand for our products or the products of our competitors;

•                  new product introductions by our competitors;

•                  failure to accurately forecast consumer acceptance of our products;

•                  inability to realize revenues from booking orders;

•                  work stoppages or negative publicity associated with leagues or athletes we endorse;

•                  unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders placed by retailers;

•                  weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products;

•                  terrorism or acts of war, or the threat thereof, which could adversely affect consumer confidence and spending or interrupt production and distribution of products and raw materials;

•                  abnormal weather pattern or extreme weather conditions including hurricanes, floods, etc., which may disrupt economic activity; and

•                  general economic conditions.

Inventory levels in excess of consumer demand may result in inventory write- downs and the sale of excess inventory at discounted prices, which could significantly harm our operating results and impair the value of our brands. Inventory shortages may result in unfulfilled orders, negatively impact customer relationships, diminish brand loyalty and result in lost revenues, any of which could adversely affect our business and financial condition.

We are subject to product liability, warranty and recall claims, and our insurance coverage may not cover such claims

Our products expose us to warranty claims and product liability claims in the event that products manufactured, sold or designed by us actually or allegedly fail to perform as expected, or the use of those products results, or is alleged to result, in personal injury, death or property damage. Further, we or one or more of our suppliers might not adhere to product safety requirements or quality control standards, and products may be shipped to retail partners before the issue is identified. In the event this occurs, we may have to recall our products to address performance, compliance, or other safety related issues. The financial costs we may incur in connection with these recalls typically would include the cost of the product being replaced or repaired and associated labor and administrative costs and, if applicable, governmental fines and/or penalties.

For example, in 2010, Bauer Hockey conducted a recall of approximately 130,000 youth hockey sticks in North America after we found that the paint on these sticks contained lead in excess of the regulatory limits established in Canada and the United States for children’s products. The manufacturer of these sticks assumed full responsibility for the costs incurred by us in connection with this recall, but there can be no assurance that the costs of any future recalls will not be borne, at least in part, by us. In 2012, the lacrosse division of Easton-Bell Sports, Inc. conducted a recall of the Easton “Raptor” lacrosse helmet. The chin bar on the subject helmet was determined to be susceptible to breakage, in which event the wearer would be exposed to a jaw or facial injury. The recall involved approximately 12,000 helmets, was initiated voluntarily, and was performed in conjunction with staff from the Consumer Product Safety Commission (“CPSC”).

Product recalls can harm our reputation and cause us to lose customers, particularly if those recalls cause consumers to question the safety or reliability of our products. Substantial costs incurred or lost sales caused by future product recalls could adversely affect our business and financial condition. Conversely, not issuing a recall or not issuing a recall on a timely basis can harm our reputation and cause us to lose customers for the same reasons as expressed above. Product recalls, withdrawals, repairs or replacements may also increase the amount of competition that we face.

We vigorously defend or attempt to settle all product liability cases brought against us. However, there is no assurance that we can successfully defend or settle all such cases. We believe that we are not currently subject to any material product liability claims not covered by insurance, although the ultimate outcome of these and future claims cannot presently be determined. Because product liability claims are part of the ordinary course of our business, we maintain product liability insurance which we currently believe is adequate. Our insurance policies provide coverage against claims resulting from alleged injuries arising from our products sustained during the respective policy periods, subject to policy terms and conditions. Our product liability coverage will be increased at the upcoming renewal as a result of the Easton Baseball/Softball Acquisition. The primary portion of our product liability coverage is written under a policy expiring on June 1, 2015 with a primary limit of $5 million, and with a self-insured retention of $50,000 for all products, including helmets and soft goods. We have umbrella coverage with a limit of $20 million above the primary layer. The umbrella coverage expires on June 1, 2015. We also have first excess liability coverage, expiring on June 1, 2015, with a limit of $25 million above the umbrella layer, and a second excess layer with an additional limit of $25 million, also expiring on June 1, 2015, providing a total of $75 million of liability insurance. Management believes the insurance will be renewed on substantially similar terms upon its expiry but there can be no assurance that this coverage will be renewed or otherwise remain available in the future, that our insurers will be financially viable when payment of a claim is required, that the cost of such insurance will not increase, or that this insurance will ultimately prove to be adequate under our various policies. Furthermore, future rate increases might make insurance uneconomical for us to maintain. These potential insurance problems or any adverse outcome in any liability suit could create increased expenses which could harm our business. We are unable to predict the nature of product liability claims that may be made against us in the future with respect to injuries, diseases or other illnesses resulting from the use of our products or the materials incorporated in our products.

With regard to warranty claims, our actual product warranty obligations could materially differ from historical rates which would oblige us to revise our estimated warranty liability accordingly. Also, certain products sold by us, such as composite ice hockey sticks and aluminum and composite baseball bats, have a higher warranty expense than other products. Adverse determinations of material product liability and warranty claims made against us could have an adverse effect on our business and financial condition (including gross profit) and could harm the reputation of our brands.

Sales of our products will be adversely affected if we cannot satisfy the standards established by testing and athletic governing bodies

Our products are designed to satisfy the standards established by a number of regulatory and testing bodies, including the Canadian Standards Association and the Hockey Equipment Certification Council, as well as by athletic organizations and governing bodies, including the NHL, MLB, NCAA, Little League Baseball and USA Baseball. For certain products, we rely on our in-house testing equipment to ensure that such products comply with these standards. There can be no assurance that our future products will satisfy these standards, that our in-house testing equipment will produce the same results as the equipment used by the applicable testing bodies, athletic organizations and governing bodies or that existing standards will not be altered in ways or at times that adversely affect our brands and the sales of our products. In addition, conferences within these athletic organizations have their own standards that can be stricter than the standards promulgated by the organizations themselves. Any failure to comply with applicable standards could have an adverse effect on our business and financial condition.

Sales of our baseball and softball products will be adversely affected if we cannot satisfy the standards established by athletic organizations and governing bodies. These standards can be changed on short notice and in ways that are disruptive to manufacturers such as us.

In the past, in response to injuries or death caused by balls hit off non-wood bats, industry governing bodies such as Little League Baseball and several state legislatures and other local governing bodies introduced bills to ban non-wood bats in youth sports. For example, in March 2007, the New York City Council passed a law banning non-wood bats in high school games. A successful bill in a state legislature or other local governing bodies or a change in NCAA regulations to restrict or ban the use of non-wood bats could adversely affect our business and financial condition. In the past, the NCAA has also considered restricting the use of non-wood bats and passed regulations limiting batted ball speed. In August 2009, the NCAA placed a moratorium on the use of composite bats in NCAA competition. The NCAA’s concern about composite bats is that they are susceptible to performance improvement above standards set by the NCAA, either through normal use or alterations to the bats made illegally by players. Subsequently, the NCAA has decided that composite bats will be allowed to be used provided that they pass the revised performance standards limiting batted ball speed. If the NCAA, Little League Baseball, USA Baseball or other governing bodies were to prohibit composite bats, or if we were not able to adapt our products to the standards the NCAA may develop, it could have a negative impact on our operating results.

Some of our lacrosse products are made to meet requirements of governing bodies and athletic organizations such as the NCAA, National Federation of State High School Associations and U.S. Lacrosse. Specifically, lacrosse helmets and facemasks must meet the NOCSAE standard. Lacrosse balls also must meet the NOCSAE standard. Lacrosse goggles are made to meet an American Society for Testing and Materials standard for lacrosse eyewear. These requirements and standards may change on short notice and any failure to comply with applicable requirements or standards could have an adverse effect on our business and financial condition.

There can be no assurance that our third-party suppliers and manufacturers will continue to manufacture products that comply with all applicable laws and regulations

The labeling, distribution, importation and sale of our products are subject to extensive regulation by various federal agencies, including the Competition Bureau (Industry Canada) in Canada, and the Federal Trade Commission, the CPSC, and state attorneys general in the United States, as well as by various other federal, state, provincial, local and international regulatory authorities in the countries in which our products are manufactured, distributed or sold. If we fail to comply with applicable regulations, we could become subject to significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketing of our products, which could adversely affect our business and financial condition.

Our ability to source our merchandise profitably or at all could be affected if new trade restrictions are imposed or existing trade restrictions become more burdensome

The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. For example, under the provisions of the World Trade Organization (“WTO”), Agreement on Textiles and Clothing, effective as of January 1, 2005, the United States and other WTO member countries eliminated quotas on textiles and apparel-related products from WTO member countries. In 2005, China’s exports into the United States surged as a result of the eliminated quotas. In response to the perceived disruption of the market, the United States imposed new quotas, which remained in place through the end of 2008, on certain categories of natural-fiber products that we import from China. These quotas were lifted on January 1, 2009. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could adversely affect our business and financial condition.

If we lose the services of our CEO or other members of our team who possess specialized market knowledge and technical skills, it could reduce our ability to compete, to manage our operations effectively, or to develop new products and services

Many of our team members have extensive experience in our industry and with our business, products, and customers. Since we are managed by a small group of senior executive officers, the loss of the technical knowledge, management expertise and knowledge of our operations of one or more members of our team, including Kevin Davis, our President and CEO, or Amir Rosenthal, our Chief Financial Officer and Executive Vice President of Finance and Administration, and Treasurer, could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves us and would need to spend time usually reserved for managing our business to search for, hire and train new members of management. The loss of some or all of our team could negatively affect our ability to develop and pursue our business strategy, and/or our ability to integrate recent acquisitions, including Easton Baseball/Softball, which could adversely affect our business and financial condition. In addition, the market for key personnel in the industry in which we compete is highly competitive, and we may not be able to attract and retain key personnel with the skills and expertise necessary to manage our business. We do not maintain “key executive” life insurance.

Litigation may adversely affect our business and financial results

Our business is subject to the risk of litigation by employees, customers, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. On June 5, 2014, the Company received notice from the Canadian Competition Bureau that it had commenced an inquiry relating to certain representations allegedly made by Bauer Hockey Corp. in relation to the RE-AKT hockey helmet. See “Legal Proceedings and Regulatory Actions”. We are cooperating with the Canadian Competition Bureau’s inquiry. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these proceedings, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business or our products, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business and financial condition.

We may be subject to certain class action lawsuits, which could result in negative publicity and, if decided against us, could require us to pay substantial judgments, settlements or other penalties

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to certain class action lawsuits. We expect that this type of litigation may be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have an adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods. For example, certain sports equipment manufacturers are currently subject to ongoing class action lawsuits. Further, in November 2013, 10 retired NHL players launched a lawsuit against the NHL seeking class action certification and alleging that the NHL failed to protect them from concussion related health problems. Two similar lawsuits by certain retired NHL players were filed in April 2014. While we are not currently subject to any class action lawsuits, there can be no assurance that the Company will be able to prevail in, or achieve a favorable settlement of, any of these matters to the extent they arise in the future. There also may be adverse publicity associated with class action lawsuits that could negatively affect customer perception of the sports in which our products are used or of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.

Employment-related matters, such as unionization, may affect our profitability or reputation

As of May 31, 2014, 86 of our 819 employees were unionized. Although we have good labor relations with these unionized employees, we have little control over union activities and could face difficulties in the future. Our collective bargaining agreement with a union in Mississauga, Ontario, covering 54 employees, expires on July 6, 2017. Our collective bargaining agreement with a union at our R&D and manufacturing facility in St. Jerome, Québec, covering 32 employees, expires on November 30, 2017. Labor organizing activities could result in additional employees becoming unionized. We cannot assure you that we will be able to negotiate new collective bargaining agreements on similar or more favorable terms or that we will not experience work stoppages or other labor problems in the future at our unionized and non-union facilities. We could experience a disruption of our operations or higher ongoing labor costs, which could adversely affect our business and financial condition.

In addition, labor disputes at our suppliers or manufacturers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during our peak importing or manufacturing seasons, and could have an adverse effect on our business, potentially resulting in canceled orders by customers, unanticipated inventory accumulation or shortages, and reduced revenues and net income.

Further, any negative publicity associated with actions by any of our employees, whether during the course of employment or otherwise, could negatively affect our reputation, which could adversely affect our business and financial condition.

If we experience significant disruptions in our information technology systems, our business and financial results may be adversely affected

We depend on our information technology systems for the efficient functioning of our business, including accounting, data storage, customer order processing, purchasing and inventory management. Our software solutions are intended to enable management to better and more efficiently conduct our operations and gather, analyze, and assess information across all business segments and geographic locations. However, difficulties with the hardware and software platform could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain, and otherwise adequately service our customers, which would have an adverse effect on our business and financial condition. In the event we experience significant disruptions with our information technology system, we may not be able to fix our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have an adverse effect on our business and financial condition. Costs associated with potential interruptions to our information systems could be significant.

We may be subject to potential environmental liability

We are subject to many federal, state, provincial, and local requirements relating to the protection of the environment, and we have made and will continue to make expenditures to comply with such requirements. Past and present manufacturing operations subject us to environmental laws and regulations that regulate the use, handling and contracting for disposal or recycling of hazardous or toxic substances, the discharge of pollutants into the air and the discharge of wastewaters. If environmental laws and regulations become more stringent, our capital expenditures and costs for environmental compliance could increase. Under applicable environmental laws we may also be liable for the remediation of contaminated properties, including properties currently or previously owned, operated or acquired by us and properties where wastes generated by our operations were disposed. Such liability can be imposed regardless of whether we were responsible for creating the contamination. However, due to the possibility of unanticipated factual or regulatory developments, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated and could have an adverse effect on our business and financial condition.

The ability to operate our business will be limited by restrictive covenants contained in the Credit Facilities

The Credit Facilities contain restrictive financial and other covenants which affect and, in some cases, significantly limit or prohibit, among other things, the manner in which we may structure or operate our business, including by reducing our liquidity, limiting our ability to incur indebtedness, create liens, sell assets, pay dividends, make capital expenditures, be subject to a change of control, and engage in acquisitions, mergers or restructurings. Future financings and other major agreements may also be subject to similar covenants which limit our operating and financial flexibility, which could have an adverse effect on our business and financial condition.

A failure by us to comply with our contractual obligations (including restrictive, financial and other covenants) or to pay our indebtedness and fixed costs could result in a variety of material adverse consequences, including the acceleration of our indebtedness, and the exercise of remedies by our creditors, and such defaults could trigger additional defaults under other indebtedness or agreements. In such a situation, it is unlikely that we would be able to repay the accelerated indebtedness or fulfill our obligations under certain contracts, or otherwise cover our fixed costs. Also, the Lenders could foreclose upon all or substantially all of our assets which secure our obligations.

We have a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business

As a result of the Easton Baseball/Softball Acquisition, we have a significant amount of debt which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our debt obligations.

In order to finance the Easton Baseball/Softball Acquisition and refinance our former credit facilities, we incurred $44.4 million of revolving debt under the New ABL Facility and $450.0 million of term debt under the New Term Loan Facility due in 2021. The term debt was reduced by approximately $119.5 million after applying the net proceeds of the US IPO. The amount of debt under our Credit Facilities also includes $16.8 million of financing costs which we are amortizing over the life of the Credit Facilities and finance lease obligations of $0.3 million. Our degree of leverage could have important consequences, including the following:

•                  a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and other financial obligations and will not be available for other purposes, including funding our operations, growth strategies and capital expenditures for projects such as a new warehouse or distribution center, new R&D facility, and future business opportunities;

•                  the debt service requirements of our other indebtedness and lease expense could make it more difficult for us to make payments on our debt;

•                  our ability to obtain additional financing for future acquisitions, working capital and general corporate or other purposes may be limited;

•                  certain of our borrowings under the Credit Facilities are at variable rates of interest, exposing us to the risk of increased interest rates;

•                  our debt level may limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general, placing us at a competitive disadvantage compared to our competitors that have less debt;

•                  our leverage may make us vulnerable to a downturn in general economic conditions and adverse industry conditions; and

•                  changes in interest rates could materially and adversely affect our cash flows and results from operations. Our financing includes long-term debt under the New Term Loan Facility and revolving debt under the New ABL Facility that bears interest based on floating market rates. Changes in these rates result in fluctuation in the required cash flow to service this debt and could adversely affect our business and financial condition.

Despite our substantial indebtedness level, we will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness

We may be able to incur substantial additional indebtedness in the future. Although the Credit Facilities contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, incurrence of indebtedness in accordance with such restrictions could be substantial. Under the Credit Facilities and our current debt instruments we have the flexibility to incur indebtedness in the future. If our current debt levels are increased, the related risks that we now face could intensify.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining acquisitions and investments, including integrating the recent Easton Baseball/Softball Acquisition

One of our growth strategies is to continue to pursue strategic acquisitions of new or complementary businesses, products or technologies. There can be no assurance that we would be able to expand our efforts and operations in a cost-effective, accretive or timely manner or that any such efforts would increase overall market acceptance. Further, given our current level of market share in the hockey and baseball/softball equipment segments, respectively, any acquisitions or investments may be subject to regulatory approval, and there can be no assurance that such approval would be received, whether in a timely manner or at all.

Furthermore, any new businesses or products acquired by us that were not favorably received by consumers could damage our reputation or our existing brands. The lack of market acceptance of such businesses or products or our inability to generate satisfactory revenues from such businesses or products to offset their cost could have an adverse effect on our business and financial condition.

We have recently acquired and invested in a number of companies and we may acquire or invest in or enter into joint ventures with additional companies. These transactions, including the Easton Baseball/Softball Acquisition, create such risks as:

•                  disruption of our ongoing business, including loss of management focus on existing businesses;

•                  problems retaining key personnel;

•                  additional operating losses and expenses of the businesses we acquired or in which we invested;

•                  the potential impairment of tangible assets, intangible assets and goodwill acquired in the acquisitions;

•                  the potential impairment of customer and other relationships of a company we acquired or in which we invested or our own customers as a result of any integration of operations;

•                  the difficulty of incorporating acquired businesses and unanticipated expenses related to such integration;

•                  the difficulty of integrating a new company’s accounting, financial reporting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•                  the difficulty of implementing at a company we acquire the controls, procedures and policies appropriate for a public company;

•                  potential environmental liabilities;

•                  potential unknown liabilities associated with a company we acquire or in which we invest; and

•                  for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political, and regulatory risks associated with specific countries.

While we believe that the operations of the Company and our recently acquired companies, including Easton Baseball/Softball, can be successfully integrated, there can be no assurance that this will be the case. We could face impediments in our ability to implement our integration strategy. In addition, there can be no assurance that unforeseen costs and expenses or other factors will not offset, in whole or in part, the expected benefits of our integration and operating plans. Further, the integration may require substantial attention from, and place substantial demands upon, our senior management, as well as requiring the cooperation of our employees and those employees of the acquired businesses. Moreover, there can be no assurance that our customers and suppliers will look upon the acquisitions favorably. Failure to successfully integrate the operations of the Company and any of the acquired businesses, including Easton Baseball/Softball, could adversely affect our business and financial condition.

As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur additional debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business. In addition, valuations supporting our acquisitions and strategic investments could change rapidly given the current global economic climate and the inherent uncertainty involved in such matters. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our business and financial condition.

Acquisitions and investment also increase the complexity of our business and places significant strain on our management, personnel, operations, supply chain, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our business and financial condition.

Moreover, there can be no assurance that our customers and suppliers will look upon the Easton Baseball/Softball Acquisition favorably. Failure to successfully integrate the operations of the Company and Easton Baseball/Softball could adversely affect our business and financial condition.

The successful integration and management of integrating the businesses involves numerous risks that could adversely affect our growth and profitability, including: (i) the risk that management may not be able to successfully manage the Easton Baseball/Softball operations and the integration may place significant demands on management, diverting their attention from existing operations; (ii) the risk that our operational, financial and management systems may be incompatible with or inadequate to effectively integrate and manage acquired systems; (iii) the risk that the Easton Baseball/Softball Acquisition may require substantial financial resources that could otherwise be used in the development of other aspects of our business; and (iv) the risk that customers and suppliers may not be retained following the Easton Baseball/Softball Acquisition, which could be significant to our operations. The successful integration of Easton Baseball/Softball is also subject to the risk that personnel from Easton Baseball/Softball and our existing business may not be able to work together successfully, which could affect the operations of the combined business. There can be no assurance that we will be successful in integrating Easton Baseball/Softball’s operations or that the expected benefits will be realized. There is a risk that some or all of the expected benefits will fail to materialize or may not occur within the time periods anticipated.

We may not realize the growth opportunities that are anticipated from the Easton Baseball/Softball Acquisition

The benefits we expect to achieve as a result of the Easton Baseball/Softball Acquisition will depend, in part, on our ability to realize anticipated growth opportunities. Our success in realizing these growth opportunities, and the timing of this realization, depends on the successful integration of Easton Baseball/Softball operations with our business and operations. Even if we are able to integrate these businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities we currently expect within the anticipated time frame or at all. While we anticipate that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Easton Baseball/Softball Acquisition may be offset by unexpected costs incurred or delays in integrating the companies, which could cause our profit assumptions to be inaccurate.

There may be undisclosed liabilities related to the Easton Baseball/Softball Acquisition

Although we have conducted what we believe to be a prudent and thorough level of investigation in connection with each of our recent acquisitions, including the Easton Baseball/Softball Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning the acquired businesses. Following each of the acquisitions, including the Easton Baseball/Softball Acquisition, we may discover that we have acquired substantial undisclosed liabilities. In addition, we may be unable to retain Easton Baseball/Softball’s customers or employees following the Easton Baseball/Softball Acquisition or third parties may attempt to infringe Easton Baseball/Softball’s intellectual property or claim that Easton Baseball/Softball’s products infringe such third party’s intellectual property. Only certain of these events may entitle us to claim indemnification from BRG Sports under the purchase agreement. In addition, even if indemnification is available it may not offset such liabilities. The existence of undisclosed liabilities, our inability to retain customers or employees, our inability to enforce, protect and defend intellectual property, including proprietary trade secrets and know how, or defend claims for infringement or misappropriation of trade secrets or know how, or the inability to claim indemnification all or in part from each of the sellers of the acquired businesses could adversely affect our business and financial condition.

If we lose the services of Easton Baseball/Softball’s senior management it could reduce our ability to compete, to manage our operations effectively, or to develop new products

Many of Easton Baseball/Softball’s team members have extensive experience in the performance equipment and apparel industry with their business, products, and customers. Since both the Company and Easton Baseball/Softball are managed by a small group of senior executive officers, the loss of the technical knowledge, operational knowledge and management expertise of one or more members of Easton Baseball/Softball’s team could result in a diversion of our management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves us, and we would need to spend time usually reserved for managing our business to search for, hire and train new members of management. The loss of some or all of our team or Easton Baseball/Softball’s team could negatively affect our ability to develop and pursue our business strategy, which could adversely affect our business and financial condition.

We may not be able to achieve the full amount of cost synergies that are anticipated, or achieve the cost synergies on the schedule anticipated, from the Easton Baseball/Softball Acquisition

We continue to evaluate our estimates of cost synergies to be realized from the Easton Baseball/Softball Acquisition and refine them. Actual cost synergies, the expenses required to realize the cost synergies and the sources of the cost synergies could differ materially from our internal estimates, and we cannot assure you that we will achieve the full amount of such cost synergies on the schedule anticipated or at all or that these cost synergy programs will not have other adverse effects on our business. In light of these significant uncertainties, you should not place undue reliance on our estimated cost synergies.

We will incur significant transaction and related costs in connection with integrating Easton Baseball/Softball

We expect to incur various costs associated with integrating the operations of the Company and Easton Baseball/Softball. The substantial majority of these costs will be non-recurring expenses resulting from the Easton Baseball/Softball Acquisition and will consist of transaction costs related to the acquisition, facilities and systems consolidation costs and employment- related costs. Additional unanticipated costs may be incurred in the integration of the Company’s business and Easton Baseball/Softball. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction costs over time, this net benefit may not be achieved in the near term or at all.

The market price for the Common Shares may be volatile and subject to wide fluctuations

The market price for the Common Shares may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond the Company’s control, including the following:

•                  actual or anticipated fluctuations in the Company’s quarterly results of operations;

•                  changes in estimates of our future results of operations by us or securities research analysts;

•                  changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

•                  addition or departure of the Company’s executive officers and other key personnel;

•                  release or other transfer restrictions on outstanding Common Shares;

•                  sales or perceived sales of additional Common Shares;

•                  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•                  news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; and

•                  conversion or sale of the Proportionate Voting Shares.

Financial markets continue to experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance, diversity and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s business and financial condition could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Common Shares are listed on the NYSE and the TSX. Volatility in the market prices of the Common Shares may increase as a result of the Common Shares being listed on both the NYSE and the TSX because trading is split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of the Company’s Equity Shares

We may need to raise additional funds through public or private debt or equity financings in order to:

•                  fund ongoing operations;

•                  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•                  develop new products; or

•                  respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of holders of the Company’s Common Shares and Proportionate Voting Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. Our failure to obtain additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations.

The IRS may assert that a certain acquisition is an inversion transaction

In certain circumstances, a U.S. corporation that is acquired by a non-U.S. corporation may be required to recognize certain taxable income, or the new foreign parent corporation may be treated as a U.S. corporation for U.S. federal income tax purposes (“inversion transactions”). If the Company were treated as a U.S. corporation for U.S. federal income tax purposes, the Company and its Shareholders that are not U.S. holders could be subject to adverse tax consequences. The Company believes, based on the facts and circumstances of the acquisition of the Bauer business at the time of the IPO and the Company’s operations that such acquisition was not an inversion transaction, but there can be no assurance that the IRS will not challenge this conclusion.

Conversions and potential future sales of Equity Shares could adversely affect prevailing market prices for the Equity Shares

Common Shares may at any time, at the option of the holder, be converted into Proportionate Voting Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share. Each issued and outstanding

Proportionate Voting Share may at any time, at the option of the holder, be converted into 1,000 Common Shares. See “Description of Capital Structure”.

Future sales of a substantial number of Equity Shares by our Shareholders, officers, directors, principal shareholder and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the Equity Shares and could impair our ability to raise capital through any future sales of our securities.

Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP and KOCO Investors VI, LP (the “Kohlberg Funds”) currently hold collectively approximately 9% of the issued and outstanding Common Shares (assuming conversion of all of their Proportionate Voting Shares). The Kohlberg Funds hold all of the outstanding Proportionate Voting Shares. The Kohlberg Funds may sell some or all of their Equity Shares in the future and no prediction can be made as to the effect, if any, such future sales of Equity Shares could have on the market price of the Common Shares or other Equity Shares prevailing from time to time. Pursuant to the Registration Rights Agreement, the Kohlberg Funds and other pre-IPO holders were granted certain demand and “piggy-back” registration rights provided certain minimum ownership levels are maintained. See “Material Contracts — Registration Rights Agreement”.

No prediction can be made as to the effect of any conversion of an Equity Share into another class of Equity Shares. Generally, any conversion from Common Shares to Proportionate Voting Shares could have an adverse effect on the liquidity and market price for the Common Shares.

We do not currently intend to pay dividends on our Equity Shares

We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment. Any decision to declare and pay dividends on our Equity Shares in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our financial results, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we incur, including the Credit Facilities. As a result, you may not receive any return on an investment in the Common Shares in the foreseeable future unless you sell the Common Shares for a price greater than that which you paid for it. See “Dividend Policy”.

We are a holding company

We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a result, investors in the Company are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future corporate initiatives are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company. The Common Shares are effectively junior to indebtedness and other liabilities (including trade payables) of our subsidiaries. If any dividends are payable, holders of each Proportionate Voting Share will receive 1,000 times the amount paid to the holder of each Common Share. See “Description of Capital Structure”.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors

The Company is incorporated under the laws of the Province of British Columbia. Some of our directors reside principally outside of the United States and a portion of our assets and a substantial portion of the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

Risks Related to Macroeconomic Environment

Fluctuations in the value of the Canadian dollar and the U.S. dollar in relation to each other and other world currencies may impact our operating and financial results and may affect the comparability of our results between financial periods

We are exposed to market risks attributable to fluctuations in foreign currency exchange rates, primarily changes in the value of the U.S. dollar versus other currencies such as the Canadian dollar, the euro and the Swedish krona. Exchange rate fluctuations could have an adverse effect on our results of operations. We conduct business in many geographic markets. For example, most of our supply purchases are in U.S. dollars, and historically approximately half of our revenues have been in Canadian dollars. As a result of the Easton Baseball/Softball Acquisition, we expect approximately one-third of our revenues to be in Canadian dollars. Therefore, a fluctuation in the exchange rate of the U.S. dollar versus other currencies such as the Canadian dollar, the euro and the Swedish krona, could materially affect our gross profit margins and operating results. We have entered into various arrangements to mitigate our foreign currency rate, but there can be no assurances that such arrangements will prove to be favorable to the Company.

Our financial statements are presented in accordance with IFRS, and we report, and will continue to report, our results in U.S. dollars. Any change in the value of the Canadian dollar or of the currencies in the other markets in which we operate against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of U.S. dollar denominated revenues and costs. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses and may not be comparable from period to period.

In addition, if you are a U.S. Shareholder, the value of your investment in us will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we may pay those dividends in Canadian dollars. In that case, and if the U.S. dollar rises in value relative to the Canadian dollar, the U.S. dollar value of the dividend payments received by U.S. Shareholders would be less than they would have been if exchange rates were stable.

The Company employs a hedging strategy that can include foreign exchange swaps, interest rate contracts, and foreign currency forwards as economic hedges. Currency hedging entails a risk of illiquidity and the risk of using hedges could result in losses greater than if the hedging had not been used. Hedging arrangements may have the effect of limiting or reducing the total returns to the Company if purchases at hedged rates result in lower margins than otherwise earned if purchases had been made at spot rates. In addition, the costs associated with a hedging program may outweigh the benefits of the arrangements in such circumstances.

An economic downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products

Many of our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, particularly those in North America and other factors such as consumer confidence in future economic conditions, fears of recession, the availability of consumer credit, levels of unemployment, tax rates and the cost of consumer credit. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. The current volatility in the United States economy in particular has resulted in an overall slowing in growth in the retail sector because of decreased consumer spending, which may remain depressed for the foreseeable future. These unfavorable economic conditions may lead consumers to delay or reduce purchases of discretionary items including our products. Consumer demand for our products may not reach our sales targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly in North America. Our sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect our business and financial condition.

A reduction in discretionary consumer spending could reduce sales of our sporting equipment and related apparel

We sell recreational, non-essential products. The success of our business depends to a significant extent upon discretionary consumer spending. Discretionary consumer spending is affected by general economic conditions affecting disposable consumer income, such as rates of employment, business conditions, consumer confidence, the stock market, interest rates and taxation. Any significant decline in these general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending could lead to reduced sales of our sporting equipment and related apparel, which could have an adverse effect on our business and financial condition. Anticipating and forecasting such changes in discretionary consumer spending is difficult and cannot be done with certainty. We use internal forecasts to plan and make important decisions relating to our business, however these forecasts may prove to be incorrect and this can lead to negative economic consequences for the business.

Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability

We are subject to income taxes in Canada, the United States, and numerous foreign jurisdictions. Our effective income tax rate in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of income tax audits in various jurisdictions around the world. We regularly assess all of these matters to determine the adequacy of our tax provision, which is subject to discretion. If our assessments are incorrect, it could have an adverse effect on our business and financial condition.

On March 21, 2013, the Canadian government announced that it will reduce import tariffs on certain hockey equipment effective as of April 1, 2013 (“Canadian Tariff Reduction”). Prior to April 1, 2013, the Company’s tariffs on hockey equipment imported into Canada were up to 18.0% and were included in the Company’s cost of goods sold. Retroactive to April 1, 2013, Bauer Hockey reduced wholesale prices to its Canadian retail partners to reflect the lower duties on certain categories of hockey equipment. Management currently expects that the reduced wholesale prices on affected products will have a limited impact on future profitability, as the reduction in the costs of goods sold is passed on to retailers. We also reduced wholesale prices on products affected by the Canadian Tariff Reduction that were imported prior to April 1, 2013. The total amount of import tariffs paid on products imported prior to April 1, 2013 was $1.6 million, of which $0.5 million was recognized in cost of goods sold in the three months ended May 31, 2013 and $1.1 million was recognized in the twelve months ended May 31, 2014.

The inability for counterparties and customers to meet their financial obligations to us may result in financial losses

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customers receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful accounts is adjusted as required. Account balances are charged against the allowance for doubtful accounts when we determine that it is probable that the receivable will not be recovered. Although the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances mitigates the counterparty risk, there are no assurances that our customers will meet their contractual obligations to us.

Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events, such as civil unrest in countries in which our suppliers are located and acts of terrorism, or similar disruptions could adversely affect our operations and financial results. These events could result in physical damage to one or more of our properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of our warehouses or distribution centers, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our warehouses and distribution centers, and disruption to our information systems. These factors could otherwise disrupt our operations and could have an adverse effect on our business and financial condition.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are from time to time involved in legal proceedings and regulatory actions of a nature considered to be in the ordinary course of business. On June 5, 2014, the Company received notice from the Canadian Competition Bureau that it had commenced an inquiry relating to certain marketing representations allegedly made by Bauer Hockey Corp. in relation to the RE-AKT hockey helmet. We are cooperating with the Canadian Competition Bureau’s inquiry. See “Risk Factors — Litigation may adversely affect our business and financial results”.

We believe that none of the legal proceedings or regulatory actions in which we are currently involved, or have been involved since the beginning of the most recently completed fiscal year, individually or in the aggregate, is material to, or exceeds in value 10% of the current assets of, the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below or as described elsewhere in this Annual Information Form, none of (i) the directors or executive officers of the Company, (ii) the Shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Company, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year, or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

In connection with the financing of the Cascade Acquisition, on June 29, 2012, the Company entered into an agreement with the Kohlberg Funds, pursuant to which the Kohlberg Funds subscribed for an aggregate of 642,000 Common Shares on a concurrent private placement resulting in gross and net proceeds of Cdn$5 million.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditor is KPMG LLP and its address is Two Financial Center, 60 South Street, Boston, Massachusetts 02111, United States.

The transfer agent and registrar for the Common Shares and Proportionate Voting Shares in Canada is Equity Financial Trust Company, which can be contacted at its principal offices at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, Canada. TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period. The transfer agent and registrar for the Common Shares and Proportionate Voting Shares in the United States is Continental Stock Transfer & Trust Company at its principal offices at 17 Battery Place, 8th Floor, New York, NY 10004.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company has entered into since the beginning of the last fiscal year before the date of this Annual Information Form, entered into prior to such date but which contract is still in effect, or to which the Company is a party to. Each of the summaries below describes certain material provisions of the relevant material contract and is subject to, and qualified in its entirety by reference to, the relevant material contract, a copy of which is available on SEDAR at www.sedar.com.

Copies of the material agreements may also be inspected during ordinary business hours at the Company’s principal executive offices located at 100 Domain Drive, Exeter, New Hampshire 03833, United States.

The Credit Facility

General

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company entered into the New Term Loan Facility (as defined herein) and the Company and certain of its subsidiaries entered into the New ABL Facility (as defined herein). The New Term Loan Facility and the New ABL Facility (referred to herein together as the “Credit Facilities”) replaced the Company’s existing credit facilities.

As of May 31, 2014, $450.0 million was drawn under the New Term Loan Facility and $89.5 million was drawn under the New ABL Facility. Following completion of the US IPO on June 25, 2014, the Company used the net proceeds of the US IPO and repaid $119.5 million under the New Term Loan Facility. The repayment was first applied against the outstanding amortization payments and as such no further amortization payments are due for the life of the facility.

The following is a summary of certain provisions of the Credit Facilities, which summary is not intended to be complete. Reference is made to the Credit Facilities for a complete description, and the full text of their provisions, which are available on SEDAR at www.sedar.com.

New Term Loan Facility

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company entered into an amortizing term credit facility in the principal amount of $450 million by and among the Company, as borrower, Bank of America, N.A., as administrative agent and collateral agent, Bank of America, N.A., J.P. Morgan Securities LLC, RBC Capital Markets and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Bank of America, N.A., J.P. Morgan Securities LLC, and RBC Capital Markets, as bookrunners, JP Morgan Chase Bank, N.A. and RBC Capital Markets, as syndication agents, and the lenders party thereto from time to time. The New Term Loan Facility matures on April 15, 2021. The New Term Loan Facility contains representations and warranties, affirmative and negative covenants and events of default customary for credit facilities of this nature.

The New Term Loan Facility may be prepaid at any time in whole or in part without premium or penalty, upon written notice, at the option of the Company, other than (i) reimbursement of the New Term Loan Facility lenders for any funding losses and redeployment costs (but not loss of margin) resulting from prepayments of LIBOR advances in certain circumstances, and (ii) a 1% soft-call premium for certain voluntarily prepayments (not including the $119.5 million repayment from the net proceeds of the US IPO) made during the six month period following the closing of the Easton Baseball/Softball Acquisition. Any amounts prepaid under the New Term Loan Facility may not be reborrowed. In certain circumstances, the Company is permitted to add one or more incremental term loan facilities under the New Term Loan Facility. As well, in certain circumstances and from time to time, the Company is permitted to refinance loans or incremental term loans under the New Term Loan Facility, in whole or in part.

Interest Rates

The interest rates per annum applicable to the New Term Loan Facility equal the sum of (a) the applicable margin percentage (as described below), plus, at the Company’s option, (b) either (x) LIBOR, subject to a 1% floor or (y) the U.S. base rate (each as determined in accordance with the terms of the New Term Loan Facility). The applicable margin is 3.50% per annum in the case of LIBOR advances and 2.50% per annum in the case of U.S. base rate advances. The Company’s $119.5 million repayment from the net proceeds of the US IPO activated the Leverage Step-Down Trigger (as defined in the New Term Loan Facility). Effective July 1, 2014, the applicable margin is 3.00% per annum in the case of LIBOR advances and 2.00% per annum in the case of U.S. base rate advances for so long as the Consolidated Total Net Leverage Ratio (as defined in the New Term Loan Facility) remains less than 4.25:1.00.

Guarantees and Security

The obligations of the Company under the New Term Loan Facility are guaranteed by certain subsidiaries of the Company, including each of the existing and future direct and indirect wholly-owned material Canadian and U.S. subsidiaries of the Company (collectively, the “Term Loan Guarantors”).

The New Term Loan Facility is secured by a perfected first priority security interest (subject to permitted liens and certain exceptions) in: (a) all present and future shares of capital stock of each present and future subsidiary of the Company (subject to certain exceptions); (b) all present and future debt owed to the Company or any Term Loan Guarantor; (c) all present and future property and assets, real and personal (other than assets constituting ABL Priority Collateral (as defined herein)) of the Company and each Term Loan Guarantor, and all proceeds and products of the property and assets described above (collectively, the “Term Priority Collateral”). The New Term Loan Facility is further secured by a perfected second priority security interest in the ABL Priority Collateral (as defined herein), subject to permitted liens and certain exceptions.

New ABL Facility

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company and certain of its subsidiaries entered into a revolving, non-amortizing asset-based credit facility in an amount equal to the lesser of $200 million (or the Canadian dollar equivalent thereof) and the Borrowing Base (as defined herein) by and among Bauer Hockey Corp. and its Canadian subsidiaries from time to time party thereto, as Canadian borrowers (collectively, the “Canadian ABL Borrowers”), Bauer Hockey, Inc. and its U.S. subsidiaries from time to time party thereto, as U.S. borrowers (collectively, the “U.S. ABL Borrowers”, and collectively with the Canadian ABL Borrowers, the “ABL Borrowers”), the Company as parent, Bank of America, N.A., as administrative agent and collateral agent, JP Morgan Chase Bank, N.A. and an affiliate of RBC Dominion Securities Inc., as syndication agents, Bank of America, N.A., J.P. Morgan Securities LLC, RBC Capital Markets and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Bank of America, N.A., J.P. Morgan Securities LLC, and RBC Capital Markets, as bookrunners, and the various lenders party thereto . The ABL Borrowers are permitted under the New ABL Facility to solicit the lenders to provide additional revolving loan commitments in an aggregate amount not to exceed $75 million (or the Canadian dollar equivalent thereof). The New ABL Facility matures on April 15, 2019 and may be drawn in U.S. dollars by the U.S. ABL Borrowers and either U.S. dollars or Canadian dollars by the Canadian ABL Borrowers, as LIBOR loans, CDOR loans, U.S. base rate loans, Canadian prime rate loans, as applicable, or letters of credit or swingline loans (with a sublimit of up to $25 million available for letters of credit and up to $20 million for swingline loans (or, in each case, the Canadian dollar equivalent thereof)), each as determined in accordance with the terms of the New ABL Facility. The New ABL Facility contains representations and warranties, affirmative and negative covenants, and events of default customary for credit facilities of this nature.

Under the New ABL Facility, the ABL Borrowers drew $22 million (or the Canadian dollar equivalent thereof) to partially finance the Easton Baseball/Softball Acquisition. The ABL Borrowers are permitted to use the undrawn amount under the New ABL Facility from time to time for ordinary course working capital and for general corporate purposes. Voluntary reductions of the unutilized portion of the New ABL Facility commitments and voluntary prepayments under the New ABL Facility are permitted at any time, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of prepayments of LIBOR advances in certain circumstances. Voluntary prepayments under the New ABL Facility may be reborrowed.

Borrowing Base

The borrowing base (the “Borrowing Base”) under the New ABL Facility for the interim period up until the 90th day following the closing date (subject to extension at the discretion of the agent) is deemed to be the greater of $100.0 million or as calculated by adding the net book value of (a) accounts of the Borrowers, multiplied by the advance rate of 50%, plus (b) the net book value of inventory of the Borrowers located in the United States or Canada multiplied by the advance rate of 45%.

After the interim period the Borrowing Base equals the sum of the Canadian Borrowing Base (as defined herein) and the U.S. Borrowing Base (as defined herein).

The “Canadian Borrowing Base” means, subject to customary reserves and eligibility criteria, the sum of (a) 85% of the Canadian ABL Borrowers’ eligible accounts receivable; plus (b) the lesser of (x) 70% of the cost (valued on a first in, first out basis) of the Canadian ABL Borrowers’ eligible inventory, or (y) 85% of the appraised net orderly liquidation value of the Canadian ABL Borrowers’ eligible inventory.

The “U.S. Borrowing Base” means, subject to customary reserves and eligibility criteria, the sum of (a) 85% of the U.S. ABL Borrowers’ eligible accounts receivable; plus (b) the lesser of (x) 70% of the cost (valued on a first in, first out basis) of the U.S. ABL Borrowers’ eligible inventory, or (y) 85% of the appraised net orderly liquidation value of the U.S. ABL Borrowers’ eligible inventory.

Interest Rates and Fees

At the option of the ABL Borrowers, until August 31, 2014, the interest rates under the New ABL Facility are (i) LIBOR or CDOR, as applicable, plus 1.75% per annum or (ii) the U.S. base rate or Canadian prime rate, as applicable, plus 0.75% per annum. Following August 31, 2014, interest rate margins under the New ABL Facility are determined with reference to the following grid, based on the average availability, as a percentage of the aggregate commitments, during the immediately preceding quarter:

Average Availability (% of Line Cap)	Interest Rate Margin for LIBOR/CDOR Rate Loans	Interest Rate Margin for U.S. Base Rate/Canadian Prime Rate Loans
Equal to or greater than 66%	1.50%	0.50%
Less than 66% but equal to or greater than 33%	1.75%	0.75%
Less than 33%	2.00%	1.00%

The ABL Borrowers may elect interest periods of one, two, three or six months (or 12 months if agreed to by all the Lenders) for LIBOR or CDOR loans.

A per annum fee equal to the interest rate margin for LIBOR or CDOR loans under the New ABL Facility will accrue on the average daily amount of the aggregate undrawn amount of outstanding letters of credit, payable in arrears on the first day of each quarter. In addition, the ABL Borrowers shall pay (a) a fronting fee equal to 0.125% on the average daily amount of the aggregate undrawn amount of outstanding letters of credit, and (b) customary issuance and administration fees.

The ABL Borrowers will initially pay a commitment fee of 0.50% per annum on the average daily unused portion of the New ABL Facility. From and after August 31, 2014, the commitment fee is to be determined by reference to the following grid based on the average utilization of the commitments under the New ABL Facility during the immediately preceding fiscal quarter:

Average Usage (% of commitments)	Commitment Fee %
Less than 50%	0.375%
Equal to or greater than 50%	0.25%

Upon the occurrence and during the continuance of a payment event of default, the outstanding amounts under the New ABL Facility are subject to an additional 2% per annum of default interest.

The interest rate on the Credit Facilities for the three month period ended May 31, 2014 ranged from 1.90% to 5.75%. As of May 31, 2014, there are three letters of credit totaling $1.1 million outstanding under the New ABL Facility.

Guarantees and Security

The obligations of the ABL Borrowers under the New ABL Facility are guaranteed by the Company and certain subsidiaries of the Company, including each of the existing and future direct and indirect wholly-owned material Canadian and U.S. subsidiaries of the Company (collectively, the “ABL Guarantors”).

The New ABL Facility is secured by a perfected first priority security interest (subject to permitted liens and certain exceptions) in all present and future personal property of the ABL Borrowers and ABL Guarantors, and all proceeds and products of such property (collectively, the “ABL Priority Collateral”). The New ABL Facility is further secured by a perfected second priority security interest in the Term Priority Collateral (subject to permitted liens and certain exceptions).

The Vapor License Agreement

At the time of the sale of the Bauer Hockey Business by Nike, Nike granted to us an exclusive, worldwide, royalty-free, perpetual limited license to use the VAPOR brand in connection with the manufacture and sale of certain products, subject to the terms and conditions set out in a trademark license agreement, dated April 16, 2008 (the “Vapor License Agreement”). Pursuant to a co-existence agreement, Nike assigned to us its ownership of the SUPREME brand with respect to hockey and skating equipment and related apparel.

Nomination Rights Agreement

The Kohlberg Funds and the Company entered into a nomination rights agreement dated March 10, 2011 (the “Nomination Rights Agreement”) pursuant to which the Company covenanted to take all permissible corporate action such that the Board of Directors consists of a total of nine directors for so long as the Nomination Rights Agreement remains in effect, with the Kohlberg Funds receiving certain director nomination rights.

The Kohlberg Funds currently own less than 10% of the combined voting power of all Equity Shares. Assuming the Kohlberg Funds continue to hold less than 10% of the combined voting power of all Equity Shares as of the relevant nomination date, the Kohlberg Funds will have no right to nominate any directors at the Company’s next annual general meeting. The Nomination Rights Agreement shall automatically terminate after the first continuous 180 day period during which the Kohlberg Funds own less than 10% of the combined voting power of all Equity Shares.

Registration Rights Agreement

The Existing Holders and the Company entered into a registration rights agreement dated March 10, 2011 (the “Registration Rights Agreement”) pursuant to which the Company provides for demand registration rights in favour of the Kohlberg Funds (or their permitted assignees) that enable them to require the Company to qualify by prospectus all or a portion of its Common Shares, including Common Shares issuable upon conversion of its Proportionate Voting Shares, held by them for a distribution to the public in Canada, provided such demand will result in a minimum offering size of $10 million. In accordance with the terms of the Registration Rights Agreement, the Kohlberg Funds will be limited to participate on an aggregate basis in three demand registrations in any 12-month period, commencing 180 days after Closing of the IPO. The Company is entitled to defer, for valid business reasons, any such demand for a period of up to 90 days in certain circumstances.

The Registration Rights Agreement also provides the Existing Holders with incidental, or piggy-back, registration rights. Where the Company proposes to file a preliminary prospectus with respect to a distribution of Common Shares in Canada, the Existing Holders have the right to request that all or a portion of their Common Shares, including Common Shares issuable upon conversion of its Proportionate Voting Shares, be included as a part of such distribution, subject to certain limitations. In addition, where the Kohlberg Funds have made a demand registration, the other Existing Holders have a piggy-back registration right, subject to certain limitations.

Subject to the minimum offering size and the restrictions described above, the Kohlberg Funds may make an unlimited number of demand registrations for so long as the Kohlberg Funds, in the aggregate, beneficially own more than 10% of the outstanding Equity Shares representing more than 10% of the combined voting power of all Equity Shares. The Existing Holders (other than the Kohlberg Funds) will continue to have piggy-back registration rights for so long as the Kohlberg Funds have demand registration rights under the Registration Rights Agreement.

The Company will pay all distribution expenses in connection with all demand registrations and piggy-back registrations, and all expenses incurred by the Existing Holders in connection therewith, other than underwriting fees, discounts and commissions in respect of the Existing Holders’ Common Shares sold pursuant to any registration, which will be for the account of the Existing Holders.

On September 26, 2012, the Kohlberg Funds exercised a demand registration right and entered into a bought deal offering pursuant to which they sold to the public an aggregate of 4,140,000 Common Shares at a price of Cdn$9.90 per share, representing gross proceeds of Cdn$40,986,000 (including the full exercise of the over-allotment option). On January 17, 2013, the Kohlberg Funds again exercised a demand registration and entered into a bought deal offering pursuant to which they sold to the public an aggregate of 3,450,000 Common Shares at a price of Cdn$11.60 per share, representing gross proceeds of Cdn$40,020,000 (including the full exercise of the over-allotment option). On October 11, 2014, the Kohlberg Funds once again exercised a demand registration and entered into a bought deal offering pursuant to which they sold to the public an aggregate of 6,325,000 Common Shares at a price of Cdn$12.15 per share, representing gross proceeds of Cdn$76,848,750 (including the full exercise of the over-allotment option).

The Kohlberg Funds currently own less than 10% of the combined voting power of all Equity Shares and therefore do not have the right to effect any further demand registrations. The Registration Rights Agreement shall automatically terminate after the first continuous 180 day period during which the Kohlberg Funds own less than 10% of the combined voting power of all Equity Shares.

INTERESTS OF EXPERTS

KPMG LLP has advised the Company that they are independent in accordance with all relevant professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to Performance Sports Group may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the Company’s management information circular to be mailed and filed in connection with its annual meeting of shareholders scheduled to be held on October 9, 2014.

Additional financial information is provided in the audited consolidated financial statements and management’s discussion and analysis of the Company for the year ended May 31, 2014, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

APPENDIX A

GLOSSARY OF TERMS

“ABL Borrowers” has the meaning set out under the heading “Material Contracts — The Credit Facility — New Able Facility”.

“ABL Guarantors” has the meaning set out under the heading “Material Contracts — The Credit Facility — Guarantees and Security”.

“ABL Priority Collateral” has the meaning set out under the heading “Material Contracts — The Credit Facility — Guarantees and Security”.

“Adjusted EBITDA” is defined as before restructuring and acquisition related charges, sponsor fees and fees related to the IPO, normalization adjustments relating to the sale of the Bauer Hockey Business by Nike to the Existing Holders, as well as stock-based compensation expense.

“Annual Information Form” means this annual information form.

“Articles” means the articles of incorporation of the Company.

“Audit Committee” has the meaning set out under the heading “Audit Committee Information — Charter of the Audit Committee”.

“Bauer Business” means the business as currently carried on by Bauer Hockey Corp., Bauer Hockey, Inc. and their respective subsidiaries, consisting of, among other things, the design, development, manufacturing and marketing of performance sports products for ice hockey, roller hockey, lacrosse, baseball and softball, and related apparel, including soccer.

“Bauer Hockey Business” means the business consisting of, among other things, the design development, manufacturing and marketing of performance sports products of ice hockey and roller hockey, as at the time of the sale of such business by Nike.

“BCBCA” means the British Columbia Business Corporations Act.

“Board of Directors” means the board of directors of the Company.

“Borrowers” means, collectively, Bauer Hockey Corp. and Bauer Hockey, Inc.

“Borrowing Base” has the meaning set out under the heading “Material Contracts — The Credit Facility — Borrowing Base”.

“BRG Sports” means BRG Sports, Inc., formerly, Easton-Bell Sports, Inc., and certain of its affiliates.

“Canadian ABL Borrowers” has the meaning set out under the heading “Material Contracts — The Credit Facility — New ABL Facility”.

“Canadian Borrowing Base” has the meaning set out under the heading “Material Contracts — The Credit Facility — Borrowing Base”.

“Canadian GAAP” means generally accepted accounting principles in Canada.

“Canadian Tariff Reduction” means the reduction of import tariffs on certain hockey equipment effective as of April 1, 2013.

“Cascade” means Cascade Helmets Holdings, Inc., which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Cascade Acquisition” means the acquisition of Cascade completed on June 29, 2012.

“CEO” means chief executive officer of the Company.

“CFO” means chief financial officer of the Company.

“CFPOA” means the Canadian Corruption of Foreign Public Officials Act.

“Charter of the Audit Committee” has the meaning set out under the heading “Audit Committee Information — Charter of the Audit Committee”.

“Closing” means the closing of the IPO.

“Combat Sports” means the Combat Sports business.

“Combat Acquisition” means the acquisition of substantially all of the assets of Combat Sports completed on May 3, 2013.

“Common Shares” means the common shares of the Company.

“Company” means Performance Sports Group Ltd., formerly Bauer Performance Sports Ltd.

“CPSC” means the Consumer Product Safety Commission.

“Credit Facilities” has the meaning set out under the heading “Material Contracts — The Credit Facility”.

“CSA” means the Canadian Standards Association.

“Easton” means Easton-Bell Sports, Inc.

“Easton Baseball/Softball” means the Easton baseball and softball business and the assets formerly used in Easton-Bell Sports, Inc.’s lacrosse business.

“Easton Baseball/Softball Acquisition” means the acquisition of Easton Baseball Softball from Easton-Bell Sports, Inc., now named BRG Sports, Inc. for $330 million in cash completed in April 2014.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“Equity Shares” means, together, the Common Shares and the Proportionate Voting Shares.

“Existing Holders” means the former securityholders of KSGI who sold KSGI and its subsidiaries to the Company on March 10, 2011 pursuant to the acquisition agreement dated March 3, 2011.

“FCPA” means the U.S. Foreign Corrupt Practices Act.

“FIFA” means the International Federation of Association Football.

“Fiscal 2008” means the Company’s fiscal year ended May 31, 2008.

“Fiscal 2009” means the Company’s fiscal year ended May 31, 2009.

“Fiscal 2010” means the Company’s fiscal year ended May 31, 2010.

“Fiscal 2011” means the Company’s fiscal year ended May 31, 2011.

“Fiscal 2012” means the Company’s fiscal year ended May 31, 2012.

“Fiscal 2013” means the Company’s fiscal year ended May 31, 2013.

“Fiscal 2014” means the Company’s fiscal year ended May 31, 2014.

“Fiscal 2015” means the Company’s fiscal year ending May 31, 2015.

“Free Cash Flow” means Adjusted EBITDA minus net interest expense, term loan amortization, net cash taxes and capital expenditures.

“GAAP” means the generally acceptable accounting principles.

“Hockey Canada” means the Canadian Hockey Association.

“IIHF” means the International Ice Hockey Federation.

“IFRS” means the International Financial Reporting Standards.

“Inaria” means Inaria International Inc.

“Inaria Acquisition” means the acquisition of substantially all of the assets of Inaria completed on October 16, 2012.

“inversion transaction” has the meaning set out under the heading “Risk Factors — Risks Related to our Business — The IRS may assert that a certain acquisition is an inversion transaction”.

“IPO” means the Company’s initial public offering of Common Shares on the TSX completed on March 10, 2011.

“IRS” means the Internal Revenue Service.

“Kohlberg” means Kohlberg Management VI, L.L.C.

“Kohlberg Funds” means, collectively, Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which are Existing Holders and funds advised or managed by Kohlberg.

“KSGI” means Kohlberg Sports Group Inc., a Cayman Island corporation.

“Lacrosse Entities Reorganizations” means the reorganization of the Company’s lacrosse operating entities and holding bodies, including Cascade Helmets Holdings, Inc. and Maverik Lacrosse LLC, which was completed on December 31, 2012.

“Lenders” means the syndicate of lenders that have made available the Credit Facility to the Company.

“Management Services Agreement” means the management services agreement between subsidiaries of KSGI and Kohlberg & Company LLC that was terminated on March 10, 2011.

“Maverik” means Maverik Lacrosse LLC, which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company’s other lacrosse subsidiaries and holding entities.

“Mission-ITECH” or “MISSION” means Mission-ITECH Hockey Inc.

“Mission-ITECH Acquisition” means the strategic acquisition of Mission-ITECH in September 2008.

“MLB” means Major League Baseball.

“Moodys” means Moody’s Investors Service.

“NCAA” means the National Collegiate Athletic Association.

“New ABL Facility” has the meaning set out under the heading “Material Contracts — The Credit Facility — New ABL Facility”.

“New Term Loan Facility” has the meaning set out under the heading “Material Contracts — The Credit Facility — New Term Loan Facility”.

“NFHS” means the National Federation of State High School Associations.

“NHL” means the National Hockey League.

“NI 52-110” has the meaning set out under the heading “Audit Committee Information — Composition of the Audit Committee”.

“Nike” means NIKE, Inc., including its affiliates, as applicable.

“NOCSAE” means the National Operating Committee on Standards for Athletic Equipment.

“Nomination Rights Agreement” has the meaning set out under the heading “Material Contracts — Nomination Rights Agreement”.

“NYSE” means the New York Stock Exchange.

“Odd Lot” has the meaning set out under the heading “Description of Capital Structure — Take-Over Bid Protection”.

“Offer” has the meaning set out under the heading “Description of Capital Structure — Take-Over Bid Protection”.

“Performance Sports Group” or “Company” means Performance Sports Group Ltd.

“Proportionate Voting Shares” means the proportionate voting shares of the Company.

“Reebok” means Reebok International Ltd., a subsidiary of Adidas AG.

“Registration Rights Agreement” has the meaning set out under the heading “Material Contracts — Registration Rights Agreement”.

“S&P” means Standard & Poor’s Ratings Services.

“SFIA” means the Sports and Fitness Industry Association.

“Shareholders” means, together, holders of the Company’s Common Shares and Proportionate Voting Shares.

“Term Loan Guarantors” has the meaning set out under the heading “Material Contracts — The Credit Facility — Guarantees and Security”.

“Term Priority Collateral” has the meaning set out under the heading “Material Contracts — The Credit Facility — Guarantees and Security”.

“TSX” means the Toronto Stock Exchange.

“U.S. ABL Borrowers” has the meaning set out under the heading “Material Contracts — The Credit Facility — New ABL Facility”.

“U.S. Borrowing Base” has the meaning set out under the heading “Material Contracts — The Credit Facility — Borrowing Base”.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“US IPO” means the Company’s initial public offering of Common Shares on the NYSE completed on June 25, 2014.

“US Lacrosse” means US Lacrosse, Inc., the national governing body of men’s and women’s lacrosse in the United States.

“USA Hockey” means USA Hockey, Inc.

“Vapor License Agreement” has the meaning set out under the heading “Material Contracts — Vapor License Agreement”.

APPENDIX B

CHARTER OF THE AUDIT COMMITTEE

This charter governs the operations of the audit committee (the “Committee”) of Performance Sports Group Ltd. (the “Corporation”). This charter describes the principal duties and responsibilities of the Committee. These are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

1.                                      OBJECTIVES

The Committee has three primary objectives:

(a)                                 to assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities relating to the Corporation’s financial statements;

(b)                                 to assist the Board in fulfilling its oversight responsibilities relating to the integrity of the Corporation’s internal control over financial reporting and management information systems; and

(c)                                  to fulfill the responsibilities assigned to the Committee by the Board pursuant to this charter.

2.                                      CONSTITUTION

2.1                               Membership

The Committee must be composed of a minimum of three members. Every Committee member must be a director of the Corporation (a “Director”). Every Committee member must be “independent” as such term is defined in National Instrument 52-110 — Audit Committees (“NI 52-110”) or an exemption from the requirement that every Committee member be “independent” must be available for the Corporation to rely upon. Every Committee member must be “financially literate” as such term is defined in NI 52-110.

2.2                               Chair

The Board shall appoint the Chair of the Committee from the members of the Committee (or if it fails to do so, the members of the Committee shall appoint the Chair of the Committee from among its members).

2.3                               Annual Appointment of Members

The appointment of members of the Committee and the designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

2.4                               Continuance of Existing Mandate

If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

2.5                               Quorum

A quorum of the Committee shall be a majority of its members.

2.6                               Secretary

The Chair of the Committee may designate from time to time a person to be the Secretary of the Committee. The Secretary may, but need not, be a member of the Committee.

2.7                               Committee Procedures

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee.

2.8                               Attendees at Meetings

The Committee may invite Directors, officers and employees of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

3.                                      AUTHORITY

The Committee has the authority:

(a)                                 to engage independent counsel and other advisors as it determines necessary or advisable to carry out its duties;

(b)                                 to set and pay the compensation for any advisors employed by the Committee; and

(c)                                  to communicate directly with the internal and external auditors.

The Committee also has the authority to delegate certain responsibilities to individual members or subcommittees of the Committee in accordance with NI 52-110.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation.

4.                                      RESPONSIBILITIES

4.1                               External Auditor

(a)                                 The Corporation’s external auditor is required to report directly to the Committee.

(b)                                 The Committee is responsible for recommending to the Board:

(i)                                     the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(ii)                                  the compensation of the external auditor.

(c)                                  The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(d)                                 The Committee is responsible for reviewing and approving the proposed audit scope, focus areas, timing and key decisions underlying the audit plan.

(e)                                  The Committee is also responsible for:

(i)                                     monitoring and reporting to the Board with regards to the qualifications, independence and performance of the external auditor;

(ii)                                  receiving and reviewing reports from the external auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditors’ final report; and

(iii)                               reviewing, at least annually, a report from the external auditor on all relationships and engagements that may reasonably be thought to bear on the independence of the auditor;

(f)                                   The Committee should meet separately at least annually with management and the external auditors to discuss issues and concerns warranting committee attention. The Committee should provide sufficient opportunity for the external auditors to meet privately with the members of the Committee. The Committee should review with the external auditor any audit problems or difficulties and management’s response.

4.2                               Pre-Approval and Non-Audit Services

The Committee is responsible for pre-approving all “non-audit services” (as such term is defined in NI 52-110) to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.

4.3                               Review of Financial Statements and MD&A

The Committee is responsible for reviewing the Corporation’s financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

4.4                               Review of Public Disclosure of Financial Information

The Committee is responsible for being satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in section 4.3 above, and periodically assessing the adequacy of those procedures.

4.5                               Submission Systems and Treatment of Complaints

The Committee is responsible for establishing procedures for:

(a)                                 the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

4.6                               Hiring Policies

The Committee is responsible for reviewing and approving the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

4.7                               Internal Controls and Management Information Systems

The Committee is responsible for reviewing and monitoring the integrity and adequacy of the Corporation’s internal controls over financial reporting and management information systems, reporting to the Board thereon and overseeing the implementation by management of any changes to such systems to ensure the integrity of such systems as required by the Board.

4.8                               Other Responsibilities

The Committee is also responsible for:

(a)                                 taking into account the reports of management and such other persons as the Committee may consider appropriate, identifying the principal risks of the Corporation’s business, satisfying itself as to the implementation of appropriate systems to manage these risks and reporting and making recommendations to the Board with respect to these matters;

(b)                                 reviewing and making recommendations to the Board on the Corporation’s Corporate Disclosure Policy; and

(c)                                  monitoring compliance with the Code of Business Conduct, reviewing the report of management concerning compliance with the Code of Business Conduct and, if appropriate, reporting and making recommendations to the Board with respect to these matters.

4.9                               Consultation with the Board

The Committee shall report to the Board at the Board’s next meeting on the proceedings of any meeting of the Committee, all recommendations to the Board made by the Committee at such meeting and any approvals given by the Committee at such meeting.

5.                                      GENERAL

5.1                               Subject to by-laws, etc.

The provisions of this charter are subject to the provisions of the by-laws of the Corporation and to the applicable provisions of the Canada Business Corporations Act and any other applicable legislation.

5.2                               Annual Review of Charter

The Committee shall review and reassess this charter at least annually and obtain the approval of the Board. The Committee should also perform an evaluation of its performance and this charter at least annually to determine whether it is functioning effectively.